  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 20, 2002.



                                       REGISTRATION NOS. 333-91098 AND 811-21127

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM N-4
                        REGISTRATION STATEMENT UNDER THE

                             SECURITIES ACT OF 1933                          [ ]

                         PRE-EFFECTIVE AMENDMENT NO. 1                       [X]


                        POST-EFFECTIVE AMENDMENT NO.                         [ ]
                                      AND

                        REGISTRATION STATEMENT UNDER THE

                         INVESTMENT COMPANY ACT OF 1940                      [ ]


                                AMENDMENT NO. 1                              [X]



                            ------------------------

             MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT D
                           (EXACT NAME OF REGISTRANT)

                      MERRILL LYNCH LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                                 7 ROSZEL ROAD
                          PRINCETON, NEW JERSEY 08540
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------



               DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE:
                                 (609) 627-3700
                            ------------------------

NAME AND ADDRESS OF AGENT FOR SERVICE:     COPY TO:
BARRY G. SKOLNICK, ESQ.                    STEPHEN E. ROTH, ESQ.
SENIOR VICE PRESIDENT AND GENERAL COUNSEL  SUTHERLAND ASBILL & BRENNAN LLP
MERRILL LYNCH LIFE INSURANCE COMPANY       1275 PENNSYLVANIA AVENUE, N.W.
7 ROSZEL ROAD                              WASHINGTON, D.C. 20004-2415
PRINCETON, NEW JERSEY 08540

                            ------------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.


                            ------------------------

                     TITLE OF SECURITIES BEING REGISTERED:
   Units of interest in a separate account under flexible premium individual deferred variable annuity contracts.


                    EXHIBIT INDEX CAN BE FOUND ON PAGE C-11

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

OCTOBER   , 2002



Merrill Lynch Life Variable Annuity Separate Account D (the "Separate Account")


         FLEXIBLE PREMIUM INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT
                                   issued by
                      MERRILL LYNCH LIFE INSURANCE COMPANY
                    HOME OFFICE: Little Rock, Arkansas 72201

                         SERVICE CENTER: P.O. Box 44222
                        Jacksonville, Florida 32231-4222
                           4804 Deer Lake Drive East
                          Jacksonville, Florida 32246
                             PHONE: (800) 535-5549

                                offered through
               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

This Prospectus gives you information you need to know before you invest. Keep it for future reference. Address all communications concerning the Contract to our Service Center at the address above.

The variable annuity contract described here must be issued as an IRA Contract or purchased through an established IRA or Roth IRA custodial account with Merrill Lynch, Pierce, Fenner & Smith Incorporated. If this Contract is not issued or purchased as such, the taxes on gains will not be deferred. The Contract provides a variety of investment features and options for income protection later in life.

It is important that you understand how the Contract works, and its benefits, costs, and risks. First, some basics.

                              WHAT IS AN ANNUITY?

An annuity provides for the systematic liquidation of a sum of money at the annuity date through a variety of annuity options. Each annuity option has different protection features intended to cover different kinds of income needs. Many of these annuity options provide income streams that can't be outlived.

                          WHAT IS A VARIABLE ANNUITY?

A variable annuity bases its benefits on the performance of underlying investments. These investments may typically include stocks, bonds, and money market instruments. The annuity described here is a variable annuity.

                WHAT ARE THE RISKS IN OWNING A VARIABLE ANNUITY?

A variable annuity does not guarantee the performance of the underlying investments. The performance can go up or down. It can even decrease the value of money you've put in. You bear all of this risk. You could lose all or part of the money you've put in.

                          HOW DOES THIS ANNUITY WORK?


We put your premium payments as you direct into one or more subaccounts of the Separate Account. In turn, we invest each subaccount's assets in corresponding portfolios ("Funds") of the following:


-  MERRILL LYNCH BASIC VALUE FUND, INC.

-  MERRILL LYNCH BOND FUND, INC--CORE BOND PORTFOLIO

-  MERRILL LYNCH FUNDAMENTAL GROWTH FUND, INC.
-  MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.
-  MERRILL LYNCH READY ASSETS TRUST
-  MERRILL LYNCH INDEX FUNDS, INC.
      -  Merrill Lynch S&P 500 Index Fund
-  MERRILL LYNCH SMALL CAP VALUE FUND, INC.
-  MERRILL LYNCH U.S. GOVERNMENT MORTGAGE FUND
-  AIM EQUITY FUNDS

      -  AIM Constellation Fund

-  AIM FUNDS GROUP

      -  AIM Premier Equity Fund

-  ALLIANCE GROWTH AND INCOME FUND, INC.
-  ALLIANCE PREMIER GROWTH FUND, INC.
-  AMERICAN CENTURY CAPITAL PORTFOLIOS, INC.
      -  Equity Income Fund

-  THE AMERICAN FUNDS

      -  The Bond Fund of America, Inc.
      -  The Growth Fund of America, Inc.
      -  The Income Fund of America, Inc.
      -  The Investment Company of America
-  DAVIS NEW YORK VENTURE FUND, INC.
-  DELAWARE GROUP EQUITY FUNDS III

      -  Delaware Trend Fund

-  FIDELITY ADVISOR SERIES I
      -  Advisor Equity Growth Fund
      -  Advisor Mid Cap Fund
-  FIDELITY ADVISOR SERIES VIII
      -  Advisor Overseas Fund
-  LORD ABBETT BOND-DEBENTURE FUND, INC.
-  LORD ABBETT MID-CAP VALUE FUND, INC.
-  MFS SERIES TRUST I
      -  MFS(R) Core Growth Fund
      -  MFS(R) Research International Fund
-  MFS SERIES TRUST IV
      -  MFS(R) Mid Cap Growth Fund
-  OPPENHEIMER GLOBAL FUND
-  OPPENHEIMER MAIN STREET FUNDS
      -  Main St. Growth & Income Fund
-  OPPENHEIMER QUEST FOR VALUE FUNDS
      -  Oppenheimer Quest Opportunity Value Fund
-  PIMCO FUNDS: MULTI-MANAGER SERIES
      -  PIMCO Renaissance Fund
      -  PIMCO Small Cap Value Fund

-  PIMCO FUNDS: PACIFIC INVESTMENT MANAGEMENT SERIES

      -  PIMCO Total Return Fund
-  THE PUTNAM FUND FOR GROWTH AND INCOME
-  PUTNAM INTERNATIONAL GROWTH FUND
-  PUTNAM VOYAGER FUND
-  SELIGMAN VALUE FUND SERIES, INC.

      -  Seligman Small-Cap Value Fund

-  TEMPLETON FUNDS, INC.
      -  Foreign Fund
-  TEMPLETON GROWTH FUND, INC.
-  VAN KAMPEN COMSTOCK FUND
-  VAN KAMPEN EQUITY AND INCOME FUND
-  VAN KAMPEN EQUITY TRUST
      -  Van Kampen Aggressive Growth Fund


The Funds available under this Contract are also available for direct purchase by the general public outside of an annuity or life insurance contract. If you purchase shares of these Funds directly from a broker-dealer or mutual fund company, you won't pay Contract or separate account charges, but you also won't have annuity options or death benefit features. Because of these additional Contract and separate account charges, which affect contract values and subaccount returns, you should refer only to information regarding the Funds available through the Company, rather than to information that may be available through alternate sources.


The value of your Contract at any point in time up to the annuity date is called your contract value. Before the annuity date, you are generally free to direct your contract value among the subaccounts as you wish. You may also withdraw all or part of your contract value. If you die before the annuity date, we pay a death benefit to your beneficiary.

We've designed this annuity as a long-term investment. If you withdraw money from the annuity too soon, you may incur substantial charges. In addition, any money you take out of the Contract to the extent of gain is subject to tax, and if taken before age 59 1/2 may also be subject to a 10% federal penalty tax. FOR THESE REASONS, YOU NEED TO CONSIDER YOUR CURRENT AND SHORT-TERM INCOME NEEDS CAREFULLY BEFORE YOU DECIDE TO BUY THE CONTRACT.

                          WHAT DOES THIS ANNUITY COST?

We impose a number of charges, including a surrender (sales) charge and an asset-based insurance charge. We provide more details on these charges, as well as a description of all other charges, later in the Prospectus.



                            ------------------------


This Prospectus contains information about the Contract and the Separate Account that you should know before you invest. A Statement of Additional Information contains more information about the Contract and the Separate Account. We have
filed the Statement of Additional Information, dated October   , 2002, with the
Securities and Exchange Commission. We incorporate this Statement of Additional Information by reference. If you want to obtain this Statement of Additional Information, simply call or write us at the phone number or address noted above. There is no charge to obtain it. The Table of Contents for this Statement of Additional Information is found on page 58 of this Prospectus.


The Securities and Exchange Commission ("SEC") maintains a web site that contains the Statement of Additional Information, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

CURRENT PROSPECTUSES FOR THE FUNDS MUST ACCOMPANY THIS PROSPECTUS. PLEASE READ THESE DOCUMENTS CAREFULLY AND RETAIN THEM FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE CONTRACTS OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
DEFINITIONS.................................................    8
CAPSULE SUMMARY OF THE CONTRACT.............................    8
FEE TABLE...................................................   13
YIELDS AND TOTAL RETURNS....................................   19
MERRILL LYNCH LIFE INSURANCE COMPANY........................   20
THE SEPARATE ACCOUNT........................................   21
  Segregation of Separate Account Assets....................   21
  Number of Subaccounts; Subaccount Investments.............   21
INVESTMENTS OF THE SEPARATE ACCOUNT.........................   22
  General Information and Investment Risks..................   22
  Merrill Lynch Basic Value Fund, Inc.......................   22
  Merrill Lynch Bond Fund, Inc..............................   22
     Core Bond Portfolio....................................   22
  Merrill Lynch Fundamental Growth Fund, Inc. ..............   23
  Merrill Lynch Global Allocation Fund, Inc. ...............   23
  Merrill Lynch Ready Assets Trust .........................   23
  Merrill Lynch Index Funds, Inc. ..........................   23
     S&P 500 Index Fund.....................................   23
  Merrill Lynch Small Cap Value Fund, Inc. .................   23
  Merrill Lynch U.S. Government Mortgage Fund...............   24
  AIM Equity Funds..........................................   24
     AIM Constellation Fund.................................   24
  AIM Funds Group...........................................   24
     AIM Premier Equity Fund................................   24
  Alliance Growth and Income Fund, Inc. ....................   25
  Alliance Premier Growth Fund, Inc. .......................   25
  American Century Capital Portfolios, Inc. ................   25
     Equity Income Fund.....................................   25
  The American Funds........................................   25
     The Bond Fund of America, Inc. ........................   25
     The Growth Fund of America, Inc. ......................   26
     The Income Fund of America, Inc. ......................   26
     The Investment Company of America......................   26
  Davis New York Venture Fund, Inc. ........................   26
  Delaware Group Equity Funds III...........................   27
     Delaware Trend Fund....................................   27
  Fidelity Advisor Series I.................................   27
     Advisor Equity Growth Fund.............................   27
     Advisor Mid Cap Fund...................................   27
  Fidelity Advisor Series VIII..............................   27
     Advisor Overseas Fund..................................   28
  Lord Abbett Bond-Debenture Fund, Inc. ....................   28
  Lord Abbett Mid-Cap Value Fund, Inc. .....................   28
  MFS Series Trust I........................................   28
     MFS(R) Core Growth Fund................................   28
     MFS(R) Research International Fund.....................   28
  MFS Series Trust IV.......................................   29
     MFS(R) Mid Cap Growth Fund.............................   29
  Oppenheimer Global Fund...................................   29

                                                              PAGE
                                                              ----
  Oppenheimer Main Street Funds.............................   29
     Oppenheimer Main St. Growth & Income Fund..............   29
  Oppenheimer Quest for Value Funds.........................   29
     Oppenheimer Quest Opportunity Value Fund...............   30
  PIMCO Funds: Multi-Manager Series.........................   30
     PIMCO Renaissance Fund.................................   30
     PIMCO Small Cap Value Fund.............................   30
  PIMCO Funds: Pacific Investment Management Series.........   30
     PIMCO Total Return Fund................................   30
  The Putnam Fund for Growth and Income.....................   30
  Putnam International Growth Fund..........................   31
  Putnam Voyager Fund.......................................   31
  Seligman Value Fund Series, Inc. .........................   31
     Seligman Small-Cap Value Fund..........................   31
  Templeton Funds, Inc. ....................................   31
     Templeton Foreign Fund.................................   31
  Templeton Growth Fund, Inc. ..............................   32
  Van Kampen Comstock Fund..................................   32
  Van Kampen Equity and Income Fund.........................   32
  Van Kampen Equity Trust...................................   33
     Van Kampen Aggressive Growth Fund......................   33
  Other Share Classes and Portfolios........................   33
  Purchases and Redemptions of Fund Shares; Reinvestment....   33
  Substitution of Investments and Changes to the Separate
     Account................................................   33
CHARGES AND DEDUCTIONS......................................   34
  Asset-Based Insurance Charge..............................   34
  Surrender Charge..........................................   34
  Contract Fee..............................................   35
  Guaranteed Minimum Income Benefit Fee.....................   36
  Other Charges.............................................   36
     Transfer Charges.......................................   36
     Tax Charges............................................   36
     Fund Expenses..........................................   36
     Premium Taxes..........................................   36
FEATURES AND BENEFITS OF THE CONTRACT.......................   37
  Ownership of the Contract.................................   37
  Issuing the Contract......................................   37
     Issue Age..............................................   37
     Information We Need To Issue The Contract..............   37
     Ten Day Right to Review................................   37
  Premiums..................................................   37
     Minimum and Maximum Premiums...........................   37
     How to Make Payments...................................   38
     Automatic Investment Feature...........................   38
     Premium Investments....................................   38
  Accumulation Units........................................   38
  How Are My Contract Transactions Priced?..................   39
  How Do We Determine The Number of Units?..................   39
ADDITIONAL PROVISIONS APPLICABLE TO ALL CONTRACTS...........   40
  Death of Annuitant Prior to Annuity Date..................   40
  Transfers Among Subaccounts...............................   40

                                                              PAGE
                                                              ----
  Dollar Cost Averaging Program.............................   40
     What Is It?............................................   40
     Participating in the DCA Program.......................   41
     Minimum Amounts........................................   41
     When Do We Make DCA Transfers?.........................   41
  Asset Allocation Program..................................   41
  Rebalancing Program.......................................   42
  Withdrawals and Surrenders................................   43
     When and How Withdrawals are Made......................   43
     Minimum Amounts........................................   43
     Systematic Withdrawal Program..........................   44
     Surrenders.............................................   44
  Payments to Contract Owners...............................   44
  Contract Changes..........................................   45
  Death Benefit.............................................   45
     General................................................   45
     Calculation of Death Benefit...........................   45
     Maximum Anniversary Value GMDB.........................   45
     Return of Premium GMDB.................................   46
     Spousal Continuation...................................   46
  Annuity Payments..........................................   46
  Annuity Options...........................................   47
     How We Determine Present Value of Future Guaranteed
      Annuity Payments......................................   47
     Payments of a Fixed Amount.............................   47
     Payments for a Fixed Period............................   47
     Life Annuity...........................................   48
     Life Annuity With Payments Guaranteed for 5, 10, 15, or
      20 Years..............................................   48
     Life Annuity With Guaranteed Return of Contract
      Value.................................................   48
     Joint and Survivor Life Annuity........................   48
     Joint and Survivor Life Annuity with Payments
      Guaranteed for 5, 10, 15, or 20 Years.................   48
     Individual Retirement Account Annuity..................   49
  Guaranteed Minimum Income Benefit.........................   49
     General................................................   49
     How We Determine the Amount of Your Minimum Guaranteed
      Income................................................   49
     Electing to Receive Income Payments....................   50
     Change of Annuitant....................................   51
     GMIB Fee...............................................   51
     Termination of the GMIB Rider..........................   51
  Gender-Based Payout Rates.................................   51
FEDERAL INCOME TAXES........................................   52
  Federal Income Taxes......................................   52
  Tax Status of the Contract................................   52
     Owner Control..........................................   52
  Taxation of Annuities.....................................   52
     Annuity Payments.......................................   52
     Taxation of Death Benefit Proceeds.....................   53
  Individual Retirement Annuities...........................   53
     Traditional IRAs.......................................   53
     Roth IRAs..............................................   53
     Other Tax Issues For IRAs and Roth IRAs................   53

                                                              PAGE
                                                              ----
  Why Must the Contracts Only Be Purchased as IRAs or
     Through IRA Accounts or Roth IRA Accounts?.............   54
  Transfers or Exchanges of a Contract......................   54
  Withholding...............................................   54
  Possible Changes In Taxation..............................   55
  Possible Charge For Our Taxes.............................   55
  Foreign Tax Credits.......................................   55
OTHER INFORMATION...........................................   55
  Notices and Elections.....................................   55
  Voting Rights.............................................   55
  Reports to Contract Owners................................   56
  Selling the Contract......................................   56
  State Regulation..........................................   57
  Legal Proceedings.........................................   57
  Experts...................................................   57
  Legal Matters.............................................   57
  Registration Statements...................................   57
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL
  INFORMATION...............................................   58
APPENDIX A..................................................  A-1

                                  DEFINITIONS

accumulation unit: A unit of measure used to compute the value of your interest in a subaccount prior to the annuity date.

annuitant: Annuity payments may depend upon the continuation of a person's life. That person is called the annuitant.

annuity date: The date on which annuity payments begin.

attained age: The age of a person on the contract date plus the number of full contract years since the contract date.

beneficiary(s): The person(s) designated by you to receive payment upon the death of an owner prior to the annuity date.

contract anniversary: The yearly anniversary of the contract date.

contract date: The effective date of the Contract. This is usually the business day we receive your initial premium at our Service Center.


contract value: The value of your interest in the Separate Account.


contract year: The period from the contract date to the first contract anniversary, and thereafter, the period from one contract anniversary to the next contract anniversary.

Individual Retirement Annuity ("IRA"): A retirement arrangement meeting the requirements of Section 408(b) of the Internal Revenue Code ("IRC").

Individual Retirement Account ("IRA Account"): A custodial account meeting the requirements of Section 408(a) of the IRC.

Roth Individual Retirement Account ("Roth IRA Account"): A custodial account meeting the requirements of Section 408A of the IRC.

net investment factor: An index used to measure the investment performance of a subaccount from one valuation period to the next.

surrender value: The amount payable upon surrender of the Contract, equal to the contract value less any applicable surrender charge and any other charges which are collected upon a full withdrawal.

valuation period: The interval from one determination of the net asset value of a subaccount to the next. Net asset values are determined as of the close of trading on each day the New York Stock Exchange is open.

                        CAPSULE SUMMARY OF THE CONTRACT

This capsule summary provides a brief overview of the Contract. More detailed information about the Contract can be found in the sections of this Prospectus that follow, all of which should be read in their entirety.

Contracts issued in your state may provide different features and benefits from those described in this Prospectus. This Prospectus provides a general description of the Contracts. Your actual Contract and any endorsements are the controlling documents. If you would like to review a copy of the Contract or any endorsements, contact our Service Center.


The Contract must be issued as an IRA Contract or purchased through an established IRA Account or Roth IRA Account with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). (See "Issuing the Contract".) Federal law limits maximum annual contributions to IRAs, IRA Accounts, and Roth IRA Accounts.



THE CONTRACT DOES NOT PROVIDE TAX ADVANTAGES TYPICALLY PROVIDED BY A VARIABLE ANNUITY. THE TAX ADVANTAGES AVAILABLE WITH THIS CONTRACT EXIST SOLELY THROUGH THE IRA, IRA ACCOUNT, OR ROTH IRA ACCOUNT. YOU SHOULD CAREFULLY CONSIDER THE ADVANTAGES AND DISADVANTAGES OF OWNING A VARIABLE ANNUITY IN

A TAX-QUALIFIED PLAN, AS WELL AS THE COSTS AND BENEFITS OF THE CONTRACT (INCLUDING THE ANNUITY INCOME BENEFITS), BEFORE YOU PURCHASE THE CONTRACT IN A TAX-QUALIFIED PLAN.

We offer other variable annuity contracts that have different benefits, contract features, fund selections, and optional programs. However, these other contracts also have different charges that would affect your subaccount performance and contract values. To obtain more information about these contracts, contact our Service Center or your Financial Advisor.

For information concerning compensation paid for the sale of Contracts, see "Selling the Contract."

PREMIUMS


Generally, before the annuity date you can pay premiums as often as you like. Because the minimum initial premium is $25,000, the Contract can only be purchased through an existing IRA Account or Roth IRA Account or by rollover from an existing IRA or Roth IRA contract, a qualified pension or profit sharing plan, a 403(b) plan, or a governmental 457(b) plan. Subsequent premiums generally must be $50 or more. The maximum premium that will be accepted without Company approval is $1,000,000. Under the automatic investment feature, you can make subsequent premium payments systematically from your Merrill Lynch brokerage account. For more information, see "Automatic Investment Feature".



Under federal law for 2002, you may contribute up to $3,000 to all IRA Contracts, IRA Accounts, and Roth IRA Accounts. The maximum contribution limit is increased to $3,500 if you will be age 50 or older by December 31, 2002. Excess premiums will be assessed with a 6% federal penalty each year until the excess money is withdrawn from the account. Maximum contributions may rise each year. Please contact a tax advisor for further information.



THE SEPARATE ACCOUNT


As you direct, we will put premiums into the subaccounts corresponding to the Funds in which we invest your contract value. For the first 14 days following the contract date, we put all premiums into the Ready Assets Subaccount. After the 14 days, we'll put the money into the subaccounts you've selected. In Pennsylvania, however, we won't wait 14 days. Instead, we'll invest your premium immediately in the subaccounts you've selected. Currently, you may allocate premiums or contract value among 18 of the available subaccounts. Generally, within certain limits you may transfer contract value periodically among subaccounts.

THE FUNDS AVAILABLE FOR INVESTMENT

- MERRILL LYNCH BASIC VALUE FUND, INC.

- MERRILL LYNCH BOND FUND, INC.--CORE BOND PORTFOLIO

- MERRILL LYNCH FUNDAMENTAL GROWTH FUND, INC.
- MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.
- MERRILL LYNCH READY ASSETS TRUST
- MERRILL LYNCH INDEX FUNDS, INC.
     - Merrill Lynch S&P 500 Index Fund
- MERRILL LYNCH SMALL CAP VALUE FUND, INC.
- MERRILL LYNCH U.S. GOVERNMENT MORTGAGE FUND
- AIM EQUITY FUNDS

     - AIM Constellation Fund

- AIM FUNDS GROUP

     - AIM Premier Equity Fund

- ALLIANCE GROWTH AND INCOME FUND, INC.
- ALLIANCE PREMIER GROWTH FUND, INC.
- AMERICAN CENTURY CAPITAL PORTFOLIOS, INC.
     - Equity Income Fund

- THE AMERICAN FUNDS

     - The Bond Fund of America, Inc.
     - The Growth Fund of America, Inc.
     - The Income Fund of America, Inc.
     - The Investment Company of America
- DAVIS NEW YORK VENTURE FUND, INC.
- DELAWARE GROUP EQUITY FUNDS III

     - Delaware Trend Fund

- FIDELITY ADVISOR SERIES I
     - Advisor Equity Growth Fund
     - Advisor Mid Cap Growth Fund
- FIDELITY ADVISOR SERIES VIII
     - Advisor Overseas Fund
- LORD ABBETT BOND-DEBENTURE FUND, INC.
- LORD ABBETT MID-CAP VALUE FUND, INC.
- MFS SERIES TRUST I
     - MFS(R) Core Growth Fund
     - MFS(R) Research International Fund
- MFS SERIES TRUST IV
     - MFS(R) Mid Cap Growth Fund
- OPPENHEIMER GLOBAL FUND
- OPPENHEIMER MAIN STREET FUNDS
     - Main St. Growth & Income Fund

- OPPENHEIMER QUEST FOR VALUE FUNDS
     - Oppenheimer Quest Opportunity Value Fund
- PIMCO FUNDS: MULTI-MANAGER SERIES
     - PIMCO Renaissance Fund
     - PIMCO Small Cap Value Fund

- PIMCO FUNDS: PACIFIC INVESTMENT MANAGEMENT SERIES

     - PIMCO Total Return Fund
- THE PUTNAM FUND FOR GROWTH AND INCOME
- PUTNAM INTERNATIONAL GROWTH FUND
- PUTNAM VOYAGER FUND
- SELIGMAN VALUE FUND SERIES, INC.

     - Seligman Small-Cap Value Fund

- TEMPLETON FUNDS, INC.
     - Foreign Fund
- TEMPLETON GROWTH FUND, INC.
- VAN KAMPEN COMSTOCK FUND
- VAN KAMPEN EQUITY AND INCOME FUND
- VAN KAMPEN EQUITY TRUST
     - Van Kampen Aggressive Growth Fund


If you want detailed information about the investment objectives of the Funds, see "Investments of the Separate Account" and the prospectuses for the Funds.


FEES AND CHARGES

  ASSET-BASED INSURANCE CHARGE

We currently impose an asset-based insurance charge of 1.30% annually to cover certain risks. It will never exceed 1.30% annually.

The asset-based insurance charge compensates us for:

     - costs associated with the establishment and administration of the Contract;

     - mortality risks we assume for the annuity payment and death benefit guarantees made under the Contract; and

     - expense risks we assume to cover Contract maintenance expenses.

We deduct the asset-based insurance charge daily from the net asset value of the subaccounts. This charge ends on the annuity date.

  SURRENDER CHARGE


We may impose a surrender charge if you withdraw money from the Contract. The maximum charge is 7% of the premium withdrawn during the first year after that premium is paid. The charge decreases by 1% each year. After the seventh year, the surrender charge is 0%.


  CONTRACT FEE


We impose a $40 contract fee at the end of each contract year and upon a full withdrawal to reimburse us for expenses related to maintenance of the Contract if the greater of contract value, or premiums less withdrawals, is less than $50,000. We may also waive this fee in certain circumstances where you own more than three Contracts. This fee ends after the annuity date.



  GUARANTEED MINIMUM INCOME BENEFIT FEE ("GMIB FEE")



On the last business day of each month and upon termination of the Guaranteed Minimum Income Benefit Rider, we determine the amount of the GMIB Fee. We will deduct the GMIB Fee determined for each month within a calendar quarter (and upon termination of the Rider) from your contract value on the last business day of each calendar quarter (and upon termination of the Rider). The amount of the GMIB Fee, how it is determined, and the circumstances under which it may be deducted are described under "Guaranteed Minimum Income Benefit." We deduct this fee regardless of whether the GMIB has any value.

  PREMIUM TAXES


On the annuity date, we deduct a charge for any premium taxes imposed by a state. Premium tax rates vary from jurisdiction to jurisdiction. They currently range from 0% to 2% for qualified plans. In some jurisdictions, we deduct a charge for premium taxes from any withdrawal, surrender, or death benefit payment.


  FUND EXPENSES

You will bear the costs of advisory fees and operating expenses deducted from Fund assets.

You can find detailed information about all fees and charges imposed on the Contract under "Charges and Deductions".

TRANSFERS AMONG SUBACCOUNTS

Before the annuity date, you may transfer all or part of your contract value among the subaccounts up to twelve times per contract year without charge. You may make more than twelve transfers among available subaccounts, but we may charge $25 per extra transfer. (See "Transfers".)

Several specialized transfer programs are available under the Contract. You cannot use more than one such program at a time.

     - First, we offer a Dollar Cost Averaging Program where money you've put in a designated subaccount is systematically transferred monthly into other subaccounts you select without charge. The program may allow you to take advantage of fluctuations in fund share prices over time. (See "Dollar Cost Averaging Program".) (There is no guarantee that Dollar Cost Averaging will result in lower average prices or protect against market loss.)

     - Second, through participation in the Asset Allocation Program, you may select one of five asset allocation models. Your contract value is rebalanced quarterly based on the asset allocation model selected. (See "Asset Allocation Program".)


     - Third, you may choose to participate in the Rebalancing Program where we automatically reallocate your contract value quarterly, semi-annually, or annually in each contract year in order to maintain a particular percentage allocation among the subaccounts that you select. (See "Rebalancing Program".)


WITHDRAWALS


Withdrawals are generally subject to a surrender charge (see "Surrender Charge"). However, we won't impose a surrender charge to the extent that withdrawals in a contract year do not exceed the "free withdrawal amount" determined as of the date of the withdrawal request. The "free withdrawal amount" equals the greater of (a) or (b), where:


     (a) = 10% of total premiums paid into the Contract that have not been withdrawn in prior contract years and are subject to a surrender charge, less any prior withdrawals during that contract year; and

     (b) = the gain in the Contract plus premiums remaining in the Contract that are not subject to a surrender charge.

The gain in the Contract equals the excess, if any, of the contract value at the time of withdrawal over total premiums paid into the Contract less prior withdrawals of these premiums.


Additionally, under a Systematic Withdrawal Program, you may have automatic withdrawals of a specified dollar amount made monthly, quarterly, semi-annually, or annually. For more information, see "Withdrawals and Surrenders".

A withdrawal may have adverse tax consequences, including the imposition of a 10% penalty tax on withdrawals prior to age 59 1/2. (see "Federal Income Taxes").

DEATH BENEFIT


Regardless of investment performance, this Contract provides a guaranteed minimum death benefit ("GMDB") if you die before the annuity date. The death benefit equals the greater of the GMDB or the contract value.



If you are age 80 or over when the Contract is issued, the GMDB equals premiums less adjusted withdrawals.



If you are under age 80 when the Contract is issued, the GMDB equals the Maximum Anniversary Value GMDB. The Maximum Anniversary Value GMDB equals the greater of premiums less "adjusted" withdrawals or the Maximum Anniversary Value. The Maximum Anniversary Value equals the greatest anniversary value for the Contract. An anniversary value is calculated through the earlier of the owner's attained age 80 or date of death.



You can find more detailed information about the death benefit, and how it is calculated, including age limitations that apply, under "Death Benefit".


The payment of a death benefit may have tax consequences (see "Federal Income Taxes").

ANNUITY PAYMENTS


Annuity payments begin on the annuity date and are made under the annuity option you select. For Contracts purchased through an established IRA Account or Roth IRA Account with MLPF&S, you may select an annuity date that cannot be later than the first day of the month following the annuitant's 95th birthday. If you do not select an annuity date, the annuity date for such Contracts is the annuitant's 95th birthday. For Contracts purchased through an IRA Account or Roth IRA Account, keep in mind that you may need to take distributions or annuitize prior to the annuitant's 95th birthday to meet federal minimum distribution requirements. The annuity date for IRA Contracts is generally when the owner/annuitant reaches age 70 1/2.


Details about the annuity options available under the Contract can be found under "Annuity Options".

Annuity payments may have tax consequences (see "Federal Income Taxes").

GUARANTEED MINIMUM INCOME BENEFIT

For an additional annual fee, you may elect the Guaranteed Minimum Income Benefit ("GMIB"). The GMIB is an optional rider that provides the option to receive payment of guaranteed minimum monthly fixed income during the lifetime of the annuitant subject to certain conditions. See "Guaranteed Minimum Income Benefit".

TEN DAY REVIEW

When you receive the Contract, read it carefully to make sure it's what you want. Generally, within 10 days after you receive the Contract, you may return it for a refund. Some states allow a longer period of time to return the Contract. To get a refund, return the Contract to the Service Center or to the Financial Advisor who sold it. We will then refund the greater of all premiums paid into the Contract or the contract value as of the date you return the Contract. For contracts issued in Pennsylvania, we'll refund the contract value as of the date you return the Contract.

REPLACEMENT OF CONTRACTS

Generally, it is not advisable to purchase a Contract as a replacement for an existing annuity contract. You should replace an existing contract only when you determine that the Contract is better for you. You may have to pay a surrender charge on your existing contract, and the Contract will impose a new surrender

(sales) charge period. Before you buy a Contract, ask your Financial Advisor if purchasing a Contract could be advantageous, given the Contract's features, benefits, and charges.


                                   FEE TABLE


A.   Contract Owner Transaction Expenses
     1. Sales Load Imposed on Premium............................  None
     2. Surrender Charge

COMPLETE YEARS ELAPSED SINCE        SURRENDER CHARGE AS A
     PAYMENT OF PREMIUM        PERCENTAGE OF PREMIUM WITHDRAWN
----------------------------   -------------------------------
       0 years                         7%
       1 year                          6%
       2 years                         5%
       3 years                         4%
       4 years                         3%
       5 years                         2%
       6 years                         1%
   7 or more years                     0%


     3. Transfer Fee.............................................   $25
          The first 12 transfers among subaccounts in a contract
          year are free. We currently do not, but may in the
          future, charge a $25 fee on all subsequent transfers.
     The Fee Table and Examples do not include charges to
     contract owners for premium taxes. Premium taxes may be
     applicable. Refer to the "Premium Taxes" section in this
     Prospectus for further details.
B.   Annual Contract Fee.........................................   $40
     The Contract Fee will be assessed annually at the end of
     each contract year and upon a full withdrawal if the greater of contract value, or premiums less withdrawals, is less
     than $50,000.
C.   Guaranteed Minimum Income Benefit Fee (as a percentage of     0.40%
     GMIB Benefit Base)..........................................
     The GMIB Fee will be deducted at the end of each calendar
     quarter based on the GMIB Benefit Base as of the last
     business day of each month within the calendar quarter. We will also deduct a pro rata amount of this fee upon
     termination of the Rider. For more information concerning
     the calculation of the GMIB Benefit Base, see "Guaranteed
     Minimum Income Benefit".
D.   Separate Account Annual Expenses (as a percentage of average contract value)
     Current and Maximum Asset-Based Insurance Charge............  1.30%

E.   Fund Annual Expenses After Reimbursements for Each Fund's
     Prior Fiscal Year (see "Notes to Fee Table") (as a percentage of each Fund's average net assets)



                                                                                               MERRILL
                                                                                                LYNCH
                                                MERRILL    MERRILL                              INDEX
                                    MERRILL      LYNCH      LYNCH                            FUNDS, INC.    MERRILL
                                     LYNCH       BOND       FUNDA-     MERRILL               -----------     LYNCH      MERRILL
                                     BASIC       FUND,      MENTAL      LYNCH                              SMALL CAP    LYNCH US
                                     VALUE      INC.--      GROWTH      GLOBAL     MERRILL     S&P 500       VALUE     GOVERNMENT
                                     FUND,     CORE BOND    FUND,     ALLOCATION    LYNCH       INDEX        FUND,      MORTGAGE
                                      INC.     PORTFOLIO     INC.     FUND, INC.    READY       FUND         INC.         FUND
                                    (CLASS D   (CLASS D    (CLASS D    (CLASS D    ASSETS     (CLASS D     (CLASS D     (CLASS D
         ANNUAL EXPENSES            SHARES)     SHARES)    SHARES)    SHARES)(1)    TRUST    SHARES)(2)     SHARES)     SHARES)
         ---------------            --------   ---------   --------   ----------   -------   -----------   ---------   ----------
Investment Advisory Fees..........    0.40%      0.37%       0.61%       0.75%      0.36%       0.30%        0.47%        0.48%
12b-1 Fees........................    0.25%      0.25%       0.25%       0.25%      0.13%       0.25%        0.25%        0.25%
Other Expenses....................    0.16%      0.24%       0.18%       0.24%      0.14%       0.13%        0.53%        0.27%
                                      ----       ----        ----        ----       ----        ----         ----         ----
Total Annual Operating Expenses...    0.81%      0.86%       1.04%       1.24%      0.63%       0.68%        1.25%        1.00%
Expense Reimbursements............      --         --          --          --         --        0.05%          --           --
                                      ----       ----        ----        ----       ----        ----         ----         ----
Net Expenses......................    0.81%      0.86%       1.04%       1.24%      0.63%       0.63%        1.25%        1.00%






                                                                                                    AMERICAN
                                     AIM EQUITY      AIM FUNDS                                  CENTURY CAPITAL
                                        FUNDS          GROUP                                    PORTFOLIOS, INC.
                                    -------------   -----------    ALLIANCE                     ----------------
                                         AIM            AIM       GROWTH AND      ALLIANCE
                                    CONSTELLATION     PREMIER       INCOME     PREMIER GROWTH        EQUITY
                                        FUND        EQUITY FUND   FUND, INC.     FUND, INC.       INCOME FUND
                                      (CLASS A       (CLASS A      (CLASS A       (CLASS A       (ADVISOR CLASS
         ANNUAL EXPENSES             SHARES)(3)     SHARES)(4)     SHARES)        SHARES)           SHARES)
         ---------------            -------------   -----------   ----------   --------------   ----------------
Investment Advisory Fees..........      0.63%          0.63%         0.60%          0.93%             0.75%
12b-1 Fees........................      0.30%          0.25%         0.27%          0.30%             0.50%
Other Expenses....................      0.24%          0.25%         0.22%          0.30%             0.00%
                                        ----           ----          ----           ----              ----
Total Annual Operating Expenses...      1.17%          1.13%         1.09%          1.53%             1.25%
Expense Reimbursements............        --             --            --             --                --
                                        ----           ----          ----           ----              ----
Net Expenses......................      1.17%          1.13%         1.09%          1.53%             1.25%






                                                        THE AMERICAN FUNDS
                                    ----------------------------------------------------------                  DELAWARE
                                                                                       THE         DAVIS      GROUP EQUITY
                                                                                    INVESTMENT      NEW        FUNDS III
                                      THE BOND       THE GROWTH      THE INCOME      COMPANY        YORK      ------------
                                       FUND OF         FUND OF         FUND OF          OF        VENTURE       DELAWARE
                                    AMERICA, INC.   AMERICA, INC.   AMERICA, INC.    AMERICA     FUND, INC.    TREND FUND
                                      (CLASS F        (CLASS F        (CLASS F       (CLASS F     (CLASS A      (CLASS A
         ANNUAL EXPENSES               SHARES)         SHARES)         SHARES)       SHARES)      SHARES)       SHARES)
         ---------------            -------------   -------------   -------------   ----------   ----------   ------------
Investment Advisory Fees..........      0.32%           0.31%           0.27%          0.24%        0.51%         0.70%
12b-1 Fees........................      0.25%           0.25%           0.25%          0.25%        0.24%         0.29%
Other Expenses....................      0.22%           0.30%           0.21%          0.23%        0.14%         0.35%
                                        ----            ----            ----           ----         ----          ----
Total Annual Operating Expenses...      0.79%           0.86%           0.73%          0.72%        0.89%         1.34%
Expense Reimbursements............        --              --              --             --           --            --
                                        ----            ----            ----           ----         ----          ----
Net Expenses......................      0.79%           0.86%           0.73%          0.72%        0.89%         1.34%



                                                                     FIDELITY
                                                                      ADVISOR
                                     FIDELITY ADVISOR SERIES I      SERIES VIII
                                    ----------------------------   -------------
                                       ADVISOR                                      LORD ABBETT      LORD ABBETT
                                    EQUITY GROWTH     ADVISOR         ADVISOR      BOND-DEBENTURE   MID-CAP VALUE
                                        FUND        MID CAP FUND   OVERSEAS FUND     FUND, INC.      FUND, INC.
                                      (CLASS A        (CLASS A       (CLASS A         (CLASS A        (CLASS A
         ANNUAL EXPENSES             SHARES)(5)      SHARES)(6)     SHARES)(7)       SHARES)(8)      SHARES)(8)
         ---------------            -------------   ------------   -------------   --------------   -------------
Investment Advisory Fees..........      0.58%           0.58%          0.76%            0.46%           0.58%
12b-1 Fees........................      0.25%           0.33%          0.26%            0.39%           0.39%
Other Expenses....................      0.29%           0.33%          0.45%            0.18%           0.27%
                                        ----            ----           ----             ----            ----
Total Annual Operating Expenses...      1.12%           1.24%          1.47%            1.03%           1.24%
Expense Reimbursements............        --              --             --               --              --
                                        ----            ----           ----             ----            ----
Net Expenses......................      1.12%           1.27%          1.47%            1.03%           1.24%

                                                                                              OPPENHEIMER     OPPENHEIMER
                                                                  MFS SERIES                  MAIN STREET   QUEST FOR VALUE
                                        MFS SERIES TRUST I         TRUST IV                      FUNDS           FUNDS
                                    ---------------------------   -----------                 -----------   ---------------
                                                     MFS(R)                                    MAIN ST.       OPPENHEIMER
                                      MFS(R)        RESEARCH        MFS(R)                     GROWTH &          QUEST
                                    CORE GROWTH   INTERNATIONAL     MID CAP     OPPENHEIMER     INCOME        OPPORTUNITY
                                       FUND           FUND        GROWTH FUND   GLOBAL FUND      FUND         VALUE FUND
                                     (CLASS A       (CLASS A       (CLASS A      (CLASS A      (CLASS A        (CLASS A
         ANNUAL EXPENSES            SHARES)(9)     SHARES)(10)    SHARES)(11)     SHARES)       SHARES)       SHARES)(12)
         ---------------            -----------   -------------   -----------   -----------   -----------   ---------------
Investment Advisory Fees..........     0.75%          1.00%          0.75%         0.67%         0.45%           0.88%
12b-1 Fees........................     0.35%          0.35%          0.25%         0.23%         0.25%           0.50%
Other Expenses....................     0.47%          0.49%          0.26%         0.22%         0.16%           0.22%
                                       ----           ----           ----          ----          ----            ----
Total Annual Operating Expenses...     1.57%          1.84%          1.26%         1.12%         0.86%           1.60%
Expense Reimbursements............       --             --             --            --            --              --
                                       ----           ----           ----          ----          ----            ----
Net Expenses......................     1.57%          1.84%          1.26%         1.12%         0.86%           1.60%






                                                                PIMCO
                                                                FUNDS:
                                                               PACIFIC
                                                              INVESTMENT
                                         PIMCO FUNDS:         MANAGEMENT
                                     MULTI-MANAGER SERIES       SERIES
                                    -----------------------   ----------      THE
                                                    PIMCO       PIMCO        PUTNAM        PUTNAM
                                       PIMCO        SMALL       TOTAL       FUND FOR    INTERNATIONAL    PUTNAM
                                    RENAISSANCE   CAP VALUE     RETURN     GROWTH AND      GROWTH       VOYAGER
                                       FUND         FUND         FUND        INCOME         FUND          FUND
                                     (CLASS A     (CLASS A     (CLASS A     (CLASS A      (CLASS A      (CLASS A
         ANNUAL EXPENSES              SHARES)      SHARES)     SHARES)      SHARES)        SHARES)      SHARES)
         ---------------            -----------   ---------   ----------   ----------   -------------   --------
Investment Advisory Fees..........     0.60%        0.60%        0.25%        0.41%         0.60%         0.45%
12b-1 Fees........................     0.25%        0.25%        0.25%        0.25%         0.25%         0.25%
Other Expenses....................     0.40%        0.40%        0.40%        0.16%         0.28%         0.18%
                                       ----         ----         ----         ----          ----          ----
Total Annual Operating Expenses...     1.25%        1.25%        0.90%        0.82%         1.13%         0.88%
Expense Reimbursements............       --           --           --           --            --            --
                                       ----         ----         ----         ----          ----          ----
Net Expenses......................     1.25%        1.25%        0.90%        0.82%         1.13%         0.88%



                                     SELIGMAN                                                              VAN
                                    VALUE FUND    TEMPLETON                                               KAMPEN
                                      SERIES     FUNDS, INC.                                           EQUITY TRUST
                                    ----------   ------------                                          ------------
                                                                                          VAN KAMPEN    VAN KAMPEN
                                     SELIGMAN                   TEMPLETON    VAN KAMPEN   EQUITY AND    AGGRESSIVE
                                    SMALL CAP                     GROWTH      COMSTOCK      INCOME        GROWTH
                                    VALUE FUND   FOREIGN FUND   FUND, INC.      FUND         FUND          FUND
                                     (CLASS A      (CLASS A      (CLASS A     (CLASS A     (CLASS A      (CLASS A
         ANNUAL EXPENSES             SHARES)       SHARES)       SHARES)      SHARES)      SHARES)       SHARES)
         ---------------            ----------   ------------   ----------   ----------   ----------   ------------
Investment Advisory Fees..........     1.00%         0.61%         0.61%        0.42%        0.36%         0.70%
12b-1 Fees........................     0.25%         0.25%         0.25%        0.25%        0.25%         0.25%
Other Expenses....................     0.50%         0.32%         0.29%        0.20%        0.22%         0.48%
                                       ----          ----          ----         ----         ----          ----
Total Annual Operating Expenses...     1.75%         1.18%         1.15%        0.87%        0.83%         1.43%
Expense Reimbursements............       --            --            --           --           --            --
                                       ----          ----          ----         ----         ----          ----
Net Expenses......................     1.75%         1.18%         1.15%        0.87%        0.83%         1.43%


EXAMPLES OF CHARGES

If you surrender or annuitize your Contract at the end of the applicable time period, you would pay the following cumulative expenses on each $1,000 invested, assuming 5% annual return on assets and election of the Guaranteed Minimum Income Benefit:


                                                              1 YEAR   3 YEARS
                                                              ------   -------
SUBACCOUNT INVESTING IN:
Merrill Lynch Basic Value Fund, Inc.........................   $91      $130
Merrill Lynch Bond Fund, Inc.--Core Bond....................    92       131
Merrill Lynch Fundamental Growth Fund, Inc..................    93       137
Merrill Lynch Global Allocation Fund, Inc...................    95       142
Merrill Lynch Ready Assets Trust............................    89       125
Merrill Lynch S&P 500 Index Fund............................    89       125

                                                              1 YEAR   3 YEARS
                                                              ------   -------
ffiuMerrill Lynch Small Cap Value Fund, Inc.................   $95      $143
Merrill Lynch US Government Mortgage Fund...................    93       135
AIM Constellation Fund......................................    94       140
AIM Premier Equity Fund.....................................    94       139
Alliance Growth and Income Fund, Inc........................    94       138
Alliance Premier Growth Fund, Inc...........................    98       151
American Century Equity Income Fund.........................    95       143
The Bond Fund of America, Inc...............................    90       127
The Growth Fund of America, Inc.............................    90       127
The Income Fund of America, Inc.............................    89       124
The Investment Company of America...........................    89       123
Davis New York Venture Fund, Inc............................    92       132
Delaware Trend Fund.........................................    96       145
Fidelity Advisor Equity Growth Fund.........................    94       139
Fidelity Advisor Mid Cap Fund...............................    95       143
Fidelity Advisor Overseas Fund..............................    97       149
Lord Abbett Bond-Debenture Fund, Inc........................    93       136
Lord Abbett Mid Cap Value Fund, Inc.........................    95       142
MFS(R) Core Growth Fund.....................................    98       152
MFS(R) Research International Fund..........................   101       160
MFS(R) Mid Cap Growth Fund..................................    95       143
Oppenheimer Global Fund.....................................    94       139
Oppenheimer Main St. Growth & Income Fund...................    92       131
Oppenheimer Quest Opportunity Value Fund....................    99       153
PIMCO Renaissance Fund......................................    95       143
PIMCO Small Cap Value Fund..................................    95       143
PIMCO Total Return Fund.....................................    92       133
The Putnam Fund for Growth and Income.......................    91       130
Putnam International Growth Fund............................    94       139
Putnam Voyager Fund.........................................    92       132
Seligman Small-Cap Value Fund...............................   100       157
Templeton Foreign Fund......................................    95       141
Templeton Growth Fund, Inc..................................    94       140
Van Kampen Comstock Fund....................................    92       132
Van Kampen Equity and Income Fund...........................    91       131
Van Kampen Aggressive Growth Fund...........................    97       148


If you do not surrender or annuitize your Contract at the end of the applicable time period, you would pay the following cumulative expenses on each $1,000 invested, assuming 5% annual return on assets and election of the Guaranteed Minimum Income Benefit:


                                                              1 YEAR   3 YEARS
                                                              ------   -------
SUBACCOUNT INVESTING IN:
Merrill Lynch Basic Value Fund, Inc.........................   $26       $81
Merrill Lynch Bond Fund, Inc.--Core Bond....................    27        83
Merrill Lynch Fundamental Growth Fund, Inc..................    29        88
Merrill Lynch Global Allocation Fund, Inc...................    31        95
Merrill Lynch Ready Assets Trust............................    25        76
Merrill Lynch S&P 500 Index Fund............................    25        76
Merrill Lynch Small Cap Value Fund, Inc.....................    31        95
Merrill Lynch US Government Mortgage Fund...................    28        87
AIM Constellation Fund......................................    30        92

                                                              1 YEAR   3 YEARS
                                                              ------   -------
ffitAIM Premier Equity Fund.................................   $30       $91
Alliance Growth and Income Fund, Inc........................    29        90
Alliance Premier Growth Fund, Inc...........................    34       103
American Century Equity Income Fund.........................    31        95
The Bond Fund of America, Inc...............................    25        78
The Growth Fund of America, Inc.............................    25        78
The Income Fund of America, Inc.............................    24        75
The Investment Company of America...........................    24        74
Davis New York Venture Fund, Inc............................    27        84
Delaware Trend Fund.........................................    32        98
Fidelity Advisor Equity Growth Fund.........................    30        91
Fidelity Advisor Mid Cap Fund...............................    31        95
Fidelity Advisor Overseas Fund..............................    33       101
Lord Abbett Bond-Debenture Fund, Inc........................    29        88
Lord Abbett Mid Cap Value Fund, Inc.........................    31        95
MFS(R) Core Growth Fund.....................................    34       104
MFS(R) Research International Fund..........................    37       113
MFS(R) Mid Cap Growth Fund..................................    31        95
Oppenheimer Global Fund.....................................    30        91
Oppenheimer Main St. Growth & Income Fund...................    27        83
Oppenheimer Quest Opportunity Value Fund....................    34       105
PIMCO Renaissance Fund......................................    31        95
PIMCO Small Cap Value Fund..................................    31        95
PIMCO Total Return Fund.....................................    27        84
The Putnam Fund for Growth and Income.......................    26        82
Putnam International Growth Fund............................    30        91
Putnam Voyager Fund.........................................    27        83
Seligman Small-Cap Value Fund...............................    36       110
Templeton Foreign Fund......................................    30        93
Templeton Growth Fund, Inc..................................    30        92
Van Kampen Comstock Fund....................................    27        83
Van Kampen Equity and Income Fund...........................    27        82
Van Kampen Aggressive Growth Fund...........................    33       100


                            ------------------------


The preceding Fee Table and Examples help you understand the costs and expenses you will bear, directly or indirectly. The Fee Table and Examples include expenses and charges of the Separate Account as well as the Funds. The Examples assume that current waivers and reimbursements of Fund expenses will remain in effect for the periods shown. These waivers and reimbursements, however, may be terminated at any time, unless otherwise stated. Based on our estimates of average contract size, the Examples reflect the $40 contract fee estimated as ..03% of average assets. The examples assume that the GMIB is elected and reflect the fee at an annual rate of 0.40% of the GMIB Benefit Base collected at the end of each calendar quarter. Premium taxes may also be applicable. See the CHARGES AND DEDUCTIONS section in this Prospectus and the Fund prospectuses for a further discussion of fees and charges.


THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR ANNUAL RATES OF RETURN OF ANY FUND. ACTUAL EXPENSES AND ANNUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE ASSUMED FOR THE PURPOSE OF THE EXAMPLES.

Because the Contracts were not offered for sale on or prior to December 31, 2001, condensed financial information is not available.

NOTES TO FEE TABLE



 (1) Merrill Lynch Investment Managers, L.P., the investment adviser of the Merrill Lynch Global Allocation Fund, Inc., has agreed to waive management fees based on the average daily net assets of the Fund. For the year ended October 31, 2001, taking this waiver into account, Total Annual Operating Expenses of the Fund were 1.19%. This waiver may be reduced or discontinued at any time without notice.



 (2) Fund Asset Management, L.P. ("FAM"), the investment adviser for the S&P 500 Index Fund, has entered into a contractual arrangement providing that management fees for the Fund will not exceed certain amounts. This arrangement has a one-year term and is renewable. For the year ended December 31, 2001, FAM also voluntarily waived administrative fees of $154,303. Taking this waiver into account, Total Annual Operating Expenses of the Fund were 0.62%. This waiver may be reduced or discontinued at any time without notice.



 (3) A I M Advisors, Inc., the investment adviser for AIM Constellation Fund, has agreed to waive a portion of the management fee on assets in excess of $5 billion. Total Annual Operating Expenses net of this agreement were 1.14% for Class A. Termination of this agreement requires approval by the Fund's board of trustees.



 (4) A I M Advisors, Inc., the investment adviser for AIM Premier Equity Fund, has agreed to waive a portion of the management fee on assets in excess of $5 billion. Total Annual Operating Expenses net of this agreement were 1.08% for Class A. Termination of this agreement requires approval by the Fund's board of trustees.



 (5) A portion of the brokerage commissions paid by the Advisor Equity Growth Fund may be reimbursed and used to reduce the Fund's expenses and/or to promote the sale of class shares. In addition, through arrangements with the Fund's transfer agent, credits realized as a result of uninvested cash balances are used to reduce transfer agent expenses. Including these reductions, for the year ended November 30, 2001, Total Annual Operating Expenses of the Fund were 1.09%.



 (6) A portion of the brokerage commissions paid by the Advisor Mid Cap Fund may be reimbursed and used to reduce the Fund's expenses and/or to promote the sale of class shares. In addition, through arrangements with the Fund's transfer agent, credits realized as a result of uninvested cash balances are used to reduce transfer agent expenses. Including these reductions, for the year ended November 30, 2001, Total Annual Operating Expenses of the Fund were 1.07%.



 (7) A portion of the brokerage commissions paid by the Advisor Overseas Fund may be reimbursed and used to reduce the Fund's expenses and/or to promote the sale of class shares. In addition, through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances are used to reduce custodian expenses. Including these reductions, for the year ended October 31, 2001, Total Annual Operating Expenses of the Fund were 1.41%.



 (8) The annual operating expenses have been restated from fiscal year amounts to reflect an estimate of current fees.



 (9) MFS, the investment adviser for the MFS Core Growth Fund, has contractually agreed to bear the Fund's expenses such that "Other Expenses", after taking into account the expense offset arrangement described below, do not exceed 0.40% annually. If the "Other Expenses" of the Fund fall below 0.40% annually, the Fund will reimburse MFS for any expenses so borne, up to the point that "Other Expenses" do not exceed 0.40% annually. For the year ended August 31, 2001, taking this arrangement into account, Total Annual Operating Expenses of the Fund were 1.52%. This arrangement will end when all offsets have been reimbursed, or on January 1, 2003, whichever is earlier.

     The Fund also has an expense offset arrangement that reduces the Fund's custodian fee based upon the amount of cash maintained by the Fund with its custodian and dividend disbursing agent. Taking these fee reductions into account, for the year ended August 31, 2001, Total Annual Operating Expenses of the Fund were 1.50%.



(10) MFS, the investment adviser for the MFS Research International Fund, has contractually agreed to bear the Fund's expenses such that "Other Expenses", after taking into account the expense offset arrangement described below, do not exceed 0.40% annually. If the "Other Expenses" of the Fund fall below 0.40% annually, the Fund will reimburse MFS for any expenses so borne, up to the point that "Other Expenses" do not exceed 0.40% annually. For the year ended August 31, 2001, taking this arrangement into account, Total Annual Operating Expenses of the Fund were 1.76%. This arrangement will end when all offsets have been reimbursed, or on January 1, 2003, whichever is earlier.



     The Fund also has an expense offset arrangement that reduces the Fund's custodian fee based upon the amount of cash maintained by the Fund with its custodian and dividend disbursing agent. Taking these fee reductions into account, for the year ended August 31, 2001, Total Annual Operating Expenses of the Fund were 1.75%.



(11) The MFS Mid Cap Growth Fund has an expense offset arrangement that reduces the Fund's custodian fee based upon the amount of cash maintained by the Fund with its custodian and dividend disbursing agent. The Fund may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the Fund's expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the Fund.



(12) As of January 1, 2002, the 12b-1 fees for the Oppenheimer Quest Opportunity Value Fund were reduced to 0.35% for shares purchased after September 1, 1993. This reduction may be discontinued at any time without notice, and the 12b-1 fees can rise as high as 0.50%.


                            YIELDS AND TOTAL RETURNS

From time to time, we may advertise yields, effective yields, and total returns for the subaccounts. These figures are based on historical earnings and do not indicate or project future performance. We may also advertise performance of the subaccounts in comparison to certain performance rankings and indices. More detailed information on the calculation of performance information, as well as comparisons with unmanaged market indices, appears in the Statement of Additional Information.

Effective yields and total returns for a subaccount are based on the investment performance of the corresponding Fund. Fund expenses influence Fund performance.

The yield of the Ready Assets Subaccount refers to the annualized income generated by an investment in the subaccount over a specified 7-day period. The yield is calculated by assuming that the income generated for that 7-day period is generated each 7-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a subaccount (besides the Ready Assets Subaccount) refers to the annualized income generated by an investment in the subaccount over a specified 30-day or one month period. The yield is calculated by assuming the income generated by the investment during that 30-day or one-month period is generated each period over 12 months and is shown as a percentage of the investment.

The average annual total return of a subaccount refers to return quotations assuming an investment has been held in each subaccount for 1, 5 and 10 years, or for a shorter period, if applicable. The average annual total returns represent the average compounded rates of return that would cause an initial investment of $1,000 to equal the value of that investment at the end of each period. These percentages include any surrender charge that would apply if you terminated the Contract at the end of each period indicated, but exclude any deductions for premium taxes.

We may also advertise or present yield or total return performance information computed on different bases, but this information will always be accompanied by average annual total returns for the corresponding subaccounts. For example, we may present total return performance information that doesn't reflect a deduction for the surrender charge. This presentation assumes that an investment in the Contract will extend beyond the period when the surrender charge applies, consistent with the long term investment and retirement objectives of the Contract. We may also advertise total return performance information for the Funds. We may also present total return performance information for a subaccount for periods before the date the subaccount commenced operations. If we do, we'll base performance of the corresponding Fund as if the subaccount existed for the same periods as those indicated for the corresponding Fund, with a level of fees and charges equal to those currently imposed under the Contracts. We may also present total performance information for a hypothetical Contract assuming allocation of the initial premium to more than one subaccount or assuming monthly transfers from one subaccount to designated other subaccounts under a Dollar Cost Averaging Program. We may also present total performance information for a hypothetical Contract assuming participation in the Asset Allocation Program or the Rebalancing Program. This information will reflect the performance of the affected subaccounts for the duration of the allocation under the hypothetical Contract. It will also reflect the deduction of charges described above except for the surrender charge. This information may also be compared to various indices.

Advertising and sales literature for the Contracts may also compare the performance of the subaccounts and Funds to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, with investment objectives similar to each of the Funds corresponding to the subaccounts.

Performance information may also be based on rankings by services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis. Ranking services we may use as sources of performance comparison are Lipper, VARDS, CDA/Weisenberger, Morningstar, MICROPAL, and Investment Company Data, Inc.

Advertising and sales literature for the Contracts may also compare the performance of the subaccounts to the Standard & Poor's Index of 500 Common Stocks, the Morgan Stanley EAFE Index(R), the Russell 1000 Index(R), the Russell 2000 Index(R), and the Dow Jones Indices, all widely used measures of stock market performance. These unmanaged indices assume the reinvestment of dividends, but do not reflect any deduction for the expense of operating or managing an investment portfolio. Other sources of performance comparison that we may use are Chase Investment Performance Digest, Money, Forbes, Fortune, Business Week, Financial Services Weekly, Kiplinger Personal Finance, Wall Street Journal, USA Today, Barrons, U.S. News & World Report, Strategic Insight, Donaghues, Investors Business Daily, and Ibbotson Associates.

Advertising and sales literature for the Contracts may also contain information on the effect of tax deferred compounding on subaccount investment returns, or returns in general. The tax deferral may be illustrated by graphs and charts and may include a comparison at various points in time of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis.

                      MERRILL LYNCH LIFE INSURANCE COMPANY

We are a stock life insurance company organized under the laws of the State of Washington on January 27, 1986. We changed our corporate location to Arkansas on August 31, 1991. We are an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc., a corporation whose common stock is traded on the New York Stock Exchange.

Our financial statements can be found in the Statement of Additional Information. You should consider them only in the context of our ability to meet any Contract obligation.


                              THE SEPARATE ACCOUNT



The Merrill Lynch Life Variable Annuity Separate Account D (the "Separate Account") offers through its subaccounts a variety of investment options. Each option has a different investment objective.



We established the Separate Account on June 21, 2002. It is governed by Arkansas law, our state of domicile. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account meets the definition of a separate account under the federal securities laws. The Separate Account's assets are segregated from all of our other assets.



SEGREGATION OF SEPARATE ACCOUNT ASSETS



Obligations to contract owners and beneficiaries that arise under the Contract are our obligations. We own all of the assets in the Separate Account. The Separate Account's income, gains, and losses, whether or not realized, derived from Separate Account assets are credited to or charged against the Separate Account without regard to our other income, gains or losses. The assets in the Separate Account will always be at least equal to the reserves and other liabilities of the Separate Account. If the Separate Account's assets exceed the required reserves and other Contract liabilities, we may transfer the excess to our general account. Under Arkansas insurance law the assets in the Separate Account, to the extent of its reserves and liabilities, may not be charged with liabilities arising out of any other business we conduct nor may the assets of the Separate Account be charged with any liabilities of other separate accounts.


NUMBER OF SUBACCOUNTS; SUBACCOUNT INVESTMENTS


There are 42 subaccounts currently available through the Separate Account. All subaccounts invest in a corresponding portfolio of the Merrill Lynch Basic Value Fund, Inc., Merrill Lynch Bond Fund, Inc.--Core Bond Portfolio, Merrill Lynch Fundamental Growth Fund, Inc., Merrill Lynch Global Allocation Fund, Inc., Merrill Lynch Ready Assets Trust, Merrill Lynch Index Funds, Inc., Merrill Lynch Small Cap Value Fund, Inc., Merrill Lynch U.S. Government Mortgage Fund, AIM Equity Funds, AIM Funds Group, Alliance Growth and Income Fund, Inc., Alliance Premier Growth Fund, Inc., American Century Capital Portfolios, Inc., The Bond Fund of America, Inc., The Growth Fund of America, Inc., The Income Fund of America, Inc., The Investment Company of America, Davis New York Venture Fund, Inc., Delaware Group Equity Funds III, Fidelity Advisor Series I, Fidelity Advisor Series VIII, Lord Abbett Bond-Debenture Fund, Inc., Lord Abbett Mid-Cap Value Fund, Inc., MFS Series Trust I, MFS Series Trust IV, Oppenheimer Global Fund, Oppenheimer Main Street Funds, Oppenheimer Quest for Value Funds, PIMCO
Funds: Multi-Manager Series, PIMCO Funds: Pacific Investment Management Series, The Putnam Fund for Growth and Income, Putnam International Growth Fund, Putnam Voyager Fund, Seligman Value Fund Series, Inc., Templeton Funds, Inc., Templeton Growth Fund, Inc., Van Kampen Comstock Fund, Van Kampen Equity and Income Fund, or Van Kampen Equity Trust. Additional subaccounts may be added or closed in the future.



Although the investment objectives and policies of certain Funds may be similar to the investment objectives and policies of other funds or portfolios that may be managed or sponsored by the same investment adviser, manager, or sponsor, nevertheless, we do not represent or assure that the investment results will be comparable to any other fund or portfolio, even where the investment adviser or manager is the same. Differences in portfolio size, actual investments held, fund expenses, and other factors all contribute to differences in fund performance. For all of these reasons, you should expect investment results to differ. In particular, certain Funds available through the Contract may have names similar to funds or portfolios not available through the Contract. All of the underlying mutual funds offered through this Separate Account are available to the general public.

                      INVESTMENTS OF THE SEPARATE ACCOUNT


GENERAL INFORMATION AND INVESTMENT RISKS


Information about investment objectives, management, policies, restrictions, expenses, risks, and all other aspects of fund operations can be found in the Funds' prospectuses and Statements of Additional Information. Read these carefully before investing. Fund shares are currently sold to the Separate Account as well as members of the general public. Shares of these Funds may be offered in the future to separate accounts of ML Life Insurance Company of New York (an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc.).


The Fund and/or the investment adviser of a Fund (or its affiliates) may pay compensation to us or our affiliates, which may be significant, in connection with administration, distribution, or other services provided with respect to the Funds and their availability through the Contracts. The amount of this compensation is based upon a percentage of the assets of the Fund attributable to the Contracts and other contracts that we or our affiliates issue. These percentages differ, and some Funds and/or their advisers (or affiliates) may pay more than others.

Generally, you should consider the Funds as long-term investments and vehicles for diversification, but not as a balanced investment program. Many of these Funds may not be appropriate as the exclusive investment to fund a Contract for all contract owners. The Fund prospectuses also describe certain additional risks, including investing on an international basis or in foreign securities and investing in lower rated or unrated fixed income securities. There is no guarantee that any Fund will be able to meet its investment objectives. Meeting these objectives depends upon future economic conditions and upon how well Fund management anticipates changes in economic conditions.

MERRILL LYNCH BASIC VALUE FUND, INC.


The Merrill Lynch Basic Value Fund, Inc. is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class D shares of its portfolio to the Separate Account.


Fund Asset Management, L.P. ("FAM"), 800 Scudders Mill Road, Plainsboro, NJ 08536, is the investment adviser for the Fund, for which it receives an advisory fee. FAM was organized as an investment adviser in 1977 and offers investment advisory services to more than 50 registered investment companies. FAM and its affiliates had approximately $535.5 billion in investment company and other portfolio assets under management as of July 2001.

The Fund seeks capital appreciation and, secondarily, income by investing in securities, primarily equities, that management of the Fund believes are undervalued and therefore represent basic investment value.


MERRILL LYNCH BOND FUND, INC.



The Merrill Lynch Bond Fund, Inc. is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class D shares of one of its portfolios to the Separate Account. FAM is the investment adviser for the Fund, for which it receives an investment advisory fee.



CORE BOND PORTFOLIO. The Fund seeks current income. The Fund also seeks growth of capital when consistent with its primary goal of current income. The Fund seeks to achieve this objective by investing primarily in investment grade fixed-income securities. The Fund also may invest up to 25% of its net assets in fixed-income securities outside the United States. The Fund may invest in mortgage-backed securities, and may invest up to 10% of its net assets in fixed-income securities that are rated below investment grade, or that are unrated but of equivalent quality.

MERRILL LYNCH FUNDAMENTAL GROWTH FUND, INC.


The Merrill Lynch Fundamental Growth Fund, Inc. is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class D shares of its portfolio to the Separate Account.



Merrill Lynch Investment Managers, L.P. ("MLIM") is the investment adviser to the Fund. MLIM, together with its affiliates, FAM, Merrill Lynch Asset Management U.K., Ltd., and Merrill Lynch Investment Managers International Ltd. (all of which operate under the name "Mercury Advisors"), is a worldwide mutual fund leader, and had a total of $515 billion in investment company and other portfolio assets under management as of the end of February, 2002. It is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. MLIM is an indirect subsidiary of Merrill Lynch & Co., Inc. MLIM's principal business address is 800 Scudders Road, Plainsboro, New Jersey 08536. As the investment adviser, it is paid fees by the Fund for its services. Merrill Lynch Asset Management U.K., Limited is the subadviser.


The Fund seeks long-term growth of capital. The Fund invests in a portfolio of equity securities, placing particular emphasis on companies that have exhibited above-average earnings growth.

MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.


The Merrill Lynch Global Allocation Fund, Inc. is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class D shares of its portfolio to the Separate Account. MLIM is the investment manager for the Fund, for which it receives an advisory fee.


The Fund seeks to provide high total investment return through a fully managed investment policy utilizing United States and foreign equity, debt and money market securities, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.

MERRILL LYNCH READY ASSETS TRUST


The Merrill Lynch Ready Assets Trust is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers shares of its portfolio to the Separate Account. MLIM is the investment manager for the Fund, for which it receives an advisory fee.


The Fund seeks preservation of capital, liquidity and the highest possible current income consistent with this objective available from investing in a diversified portfolio of short-term money-market securities.

MERRILL LYNCH INDEX FUNDS, INC.


The Merrill Lynch Index Funds is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class D shares of one of its portfolios to the Separate Account. FAM is the investment manager for the Fund, for which it receives an advisory fee. A summary of the investment objective and strategy for the Fund is set forth below.


S&P 500 INDEX FUND. The Fund seeks to match the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500") as closely as possible before the deduction of Fund expenses. In seeking this objective, Fund management will allocate investments among common stocks in approximately the same weightings as the S&P 500.

MERRILL LYNCH SMALL CAP VALUE FUND, INC.


The Merrill Lynch Small Cap Value Fund, Inc. is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class D shares of its portfolio to the Separate Account. FAM is the investment adviser for the Fund, for which it receives an advisory fee.

The Fund seeks long term growth of capital by investing in a diversified portfolio of securities, primarily common stock, of relatively small companies that management of the Fund believes have special investment value and emerging growth companies regardless of size.

MERRILL LYNCH U.S. GOVERNMENT MORTGAGE FUND


The Merrill Lynch U.S. Government Mortgage Fund is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class D shares of its portfolio to the Separate Account. FAM is the investment adviser for the Fund, for which it receives an advisory fee.



The Fund seeks high current return through investments in U.S. Government securities and U.S. Government Agency securities, including Government National Mortgage Association ("Ginnie Mae") mortgage backed certificates and other mortgage backed government securities.


AIM EQUITY FUNDS


AIM Equity Funds is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class A shares of one of its portfolios to the Separate Account.



A I M Advisors, Inc. ("AIM"), 11 Greenway Plaza, Suite 100, Houston, Texas 77046, serves as investment adviser to the Fund. AIM has acted as an investment adviser since its organization in 1976. As the investment adviser, AIM is paid fees by the Fund for its services. A I M Capital Management, Inc. is the Fund's subadvisor. A summary of the investment objective and strategies for the Fund is set forth below.



AIM CONSTELLATION FUND. The Fund's investment objective is growth of capital. The Fund seeks to meet this objective by investing principally in common stocks of companies the portfolio managers believe are likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth. The Fund will invest without regard to market capitalization. The Fund may also invest up to 20% of its total assets in foreign securities. The Fund may also invest up to 20% of its total assets in foreign securities.



AIM FUNDS GROUP



AIM Funds Group is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class A shares of one of its portfolios to the Separate Account.



AIM serves as investment adviser to the Fund. As the investment adviser, AIM is paid fees by the Fund for its services. A summary of the investment objectives and strategies for the Fund is set forth below.



AIM PREMIER EQUITY FUND. The Fund's investment objective is to achieve long-term growth of capital. Income is a secondary objective. The Fund seeks to meet its objectives by investing normally at least 80% of its assets in equity securities, including convertible securities. The Fund's portfolio managers focus on undervalued equity securities of 1) out-of-favor cyclical growth companies, 2) established growth companies that are undervalued compared to historical valuation parameters, 3) companies where there is early but tangible evidence of improving prospects that are not yet reflected in the price of the company's equity securities, and 4) companies whose equity securities are selling at prices that do not reflect the current market value of their assets and where there is reason to expect realization of this potential in the form of increased equity values. The Fund may also invest up to 25% of its total assets in foreign securities.

ALLIANCE GROWTH AND INCOME FUND, INC.


The Alliance Growth and Income Fund, Inc. is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class A shares of its portfolio to the Separate Account.



Alliance Capital Management L.P. ("Alliance"), a Delaware limited partnership with principal offices at 1345 Avenue of the Americas, New York, NY 10105 serves as investment adviser to the Fund. Alliance Capital Management Corporation ("ACMC"), the sole general partner of Alliance, is an indirect wholly owned subsidiary of AXA Financial, Inc. As the investment adviser, Alliance is paid fees by the Fund for its services.


The Fund seeks appreciation through investments primarily in dividend-paying common stocks of good quality, although the Fund also may invest in fixed-income and convertible securities.

ALLIANCE PREMIER GROWTH FUND, INC.


Alliance Premier Growth Fund, Inc. is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class A shares of its portfolio to the Separate Account. Alliance Capital Management L.P. is the Fund's investment adviser, for which it receives an advisory fee.


The Fund's investment objective is long-term growth of capital by investing predominantly in equity securities of a limited number of large, carefully selected, high-quality U.S. companies that are judged likely to achieve superior earnings growth.

AMERICAN CENTURY CAPITAL PORTFOLIOS, INC.


American Century Capital Portfolios, Inc. is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Advisor Class shares of its portfolio to the Separate Account.


The Fund's investment adviser is American Century Investment Management, Inc. The investment adviser has been managing mutual funds since 1958 and is headquartered at 4500 Main Street, Kansas City, Missouri 64111. As investment adviser, American Century Investment Management, Inc. is paid an advisory fee by the Fund for its services. A summary of the investment objective and strategy of the Fund is set forth below.


EQUITY INCOME FUND. The Fund seeks to provide current income. Capital appreciation is a secondary objective. The Fund invests primarily in income-producing equity securities. The Fund seeks to exceed the yield of securities comprising the S&P 500 Composite Index. The investment adviser screens companies for favorable dividend-paying history, dividend-paying ability and capital appreciation potential. The Fund invests at least 65% of assets in U.S. equity securities and at least 85% in income-paying securities under normal conditions.



THE AMERICAN FUNDS



Capital Research and Management Company, an experienced investment management organization founded in 1931 with over $325 billion in assets under management, serves as investment adviser to all of the American Funds. Capital Research and Management Company, a wholly owned subsidiary of The Capital Group Companies, Inc., is headquartered at 333 South Hope Street, Los Angeles, CA 90071. Capital Research and Management Company manages the investment portfolio and business affairs of the funds.



THE BOND FUND OF AMERICA, INC. The Fund is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers its Class F shares to the Separate Account.

The Fund seeks to provide as high a level of current income as is consistent with the preservation of capital. The Fund invests a majority of its assets in investment grade bonds, government bonds, and mortgage-backed securities. The Fund also invests in lower-rated bonds and cash.



THE GROWTH FUND OF AMERICA, INC. The Fund is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers its Class F shares to the Separate Account. Capital Research and Management Company is the investment adviser for the Fund, for which it receives an investment advisory fee.



The Fund seeks to provide growth of capital. The Fund's investment adviser seeks reasonably priced securities that represent good long-term buying opportunities. The Fund invests primarily in common stocks, and the Fund may also hold cash or money market instruments.



THE INCOME FUND OF AMERICA, INC. The Fund is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers its Class F shares to the Separate Account. Capital Research and Management Company is the investment adviser for the Fund, for which it receives an advisory fee.



The Fund seeks to provide current income while secondarily striving for capital growth. The Fund invests primarily in a broad range of income-producing securities, including stocks and bonds. Generally, the Fund will invest a substantial portion of its assets in equity-type securities.



THE INVESTMENT COMPANY OF AMERICA The Fund is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers its Class F shares to the Separate Account. Capital Research and Management Company is the investment adviser for the Fund, for which it receives an investment advisory fee.



The Fund seeks to provide long-term growth of capital and income. It places greater emphasis on future dividends than on current income. The Fund strives to accomplish these objectives through extensive U.S. and global research, careful selection, and broad diversification. The Fund's investment adviser seeks reasonably priced securities that represent above average long-term investment opportunities. The investment adviser gives more weight to potential for capital appreciation and future dividends than current yield. The Fund invests primarily in common stocks, but it may also hold cash or money market instruments.


DAVIS NEW YORK VENTURE FUND, INC.


The Davis New York Venture Fund, Inc. is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class A shares of its portfolio to the Separate Account.



Davis Selected Advisers, L.P. ("Davis Advisors"), located at 2949 East Elvira Road, Suite 101, Tucson, AZ 85706, serves as investment adviser for the Fund. As investment adviser, Davis Advisors is paid fees by the Fund for its services. Davis Selected Advisers-NY, Inc. ("Davis Advisors-NY"), located at 609 Fifth Avenue, New York, NY 10017 serves as a subadviser for the Fund. Davis Advisors-NY is a wholly owned subsidiary of Davis Advisors. Davis Advisors pays for Davis Advisors-NY's subadvisory services, the Fund does not.



Davis New York Venture Fund's investment objective is long-term growth of capital. The Fund invests primarily in common stock of U.S. companies with market capitalizations of at least $5 billion. The portfolio managers select common stock of quality overlooked growth companies at value prices to hold them for the long term. The portfolio managers also look for companies with sustainable growth rates selling at modest price-earnings multiples that they hope will expand as other investors recognize the company's true worth.

DELAWARE GROUP EQUITY FUNDS III


The Delaware Group Equity Funds III is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class A shares of one of its portfolios to the Separate Account.


Delaware Management Company, located at One Commerce Square, Philadelphia, PA 19103, serves as investment adviser to the Fund. As the investment adviser, Delaware Management Company is paid a fee by the Fund for its services. Delaware Management Company is a series of Delaware Management Business Trust, which is an indirect, wholly owned subsidiary of Delaware Management Holdings, Inc. A summary of the investment objectives and strategy for the Fund is set forth below.


DELAWARE TREND FUND. The Fund seeks to provide capital appreciation by investing primarily in securities of emerging or other growth-oriented companies. The Fund invests in companies that the portfolio manager believes are to be responsive to changes in the marketplace and have the fundamental characteristics to support continued growth. Stock selection strategy focuses on market leaders, strong product cycles, innovative concepts and industry trends.


FIDELITY ADVISOR SERIES I


The Fidelity Advisor Series I is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers the Separate Account Class A shares of two of its portfolios.


Fidelity Management & Research Company ("FMR") is the investment manager for the Funds. As investment manager, the Funds pays FMR a fee for its services. The following affiliates assist with foreign investments and serve as subadvisers to the Funds: Fidelity Management & Research (U.K.) Inc. ("FMR U.K."), Fidelity Management & Research (Far East) Inc. ("FMR Far East"), and Fidelity Investments Japan Limited ("FIJ") serve as a subadvisers for the Funds. FMR Co., Inc. ("FMRC") also serves as subadviser to the Funds. FMR pays FMRC, FMR U.K. and FMR Far East for providing subadvisory services. FMR Far East in turn pays FIJ for providing subadvisory services. A summary of the investment objective and strategy for each Fund is set forth below.


ADVISOR EQUITY GROWTH FUND. The Fund seeks capital appreciation. The Fund normally invests at least 80% of its assets in equity securities, primarily in common stocks of companies the investment manager believes have above-average growth potential. The Fund also invests in domestic and foreign issuers. The investment manager uses a fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.


ADVISOR MID CAP FUND. The Fund seeks long-term growth of capital. The Fund normally invests primarily in common stocks. The Fund normally invests at least 80% of assets in securities of companies with medium market capitalizations (those with market capitalizations similar to companies in the Russell Midcap(R) Index or the Standard & Poor's(R) MidCap 400 Index (S&P(R) MidCap 400)). The Fund could invest in companies with smaller or larger market capitalizations. The Fund invests in domestic and foreign issuers, and in either "growth" stocks or "value" stocks or both. The investment manager uses a fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

FIDELITY ADVISOR SERIES VIII


The Fidelity Advisor Series VIII is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers the Separate Account Class A shares of one of its portfolios.


FMR serves as the Fund's investment manager, for which it is paid a management fee. The following affiliates assist FMR with foreign investments and serve as subadvisers: FMR U.K., FMR Far East, Fidelity International Investment Advisors
(FIIA), Fidelity International Investment Advisors (U.K.)

Limited (FIIA(U.K.)L), and Fidelity Investments Japan Limited ("FIJ"). FMRC also serves as a subadviser for the Fund. A summary of the investment objective and strategy of the Fund is set forth below.


ADVISOR OVERSEAS FUND. The Fund seeks long-term growth of capital. The Fund normally invests at least 80% of assets in non-U.S. securities, primarily in common stocks. The Fund allocates investments across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole. The investment adviser uses a fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.


LORD ABBETT BOND-DEBENTURE FUND, INC.


The Lord Abbett Bond-Debenture Fund, Inc. is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class A shares of its portfolio to the Separate Account.



The Fund's investment adviser is Lord, Abbett & Co. LLC, which is located at 90 Hudson Street, Jersey City, NJ 07302-3973. Founded in 1929, Lord Abbett manages one of the nation's oldest mutual fund complexes, with over $45 billion in more than 40 mutual fund portfolios and other advisory accounts as of August 31, 2002. The Fund pays the investment adviser for its advisory services.


The Fund seeks high current income and the opportunity for capital appreciation to produce a high total return. Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings, in fixed income securities. At least 20% of the Fund's assets must be invested in any combination of investment grade securities, U.S. Government securities and cash equivalents.

LORD ABBETT MID-CAP VALUE FUND, INC.


The Lord Abbett Mid-Cap Value Fund, Inc. is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class A shares of its portfolio to the Separate Account. Lord, Abbett & Co. is the investment adviser for the Fund, for which it receives an advisory fee.


The Fund seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace. The Fund normally invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of mid-sized companies, those with market capitalization of roughly $500 million to $10 billion, at the time of purchase.

MFS SERIES TRUST I


The MFS Series Trust I is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers the Separate Account Class A shares of two of its portfolios.



Massachusetts Financial Services Company ("MFS"), a Delaware corporation, 500 Boylston Street, Boston, Massachusetts 02116 is the Funds' investment adviser. MFS is a subsidiary of Sun Life of Canada (U.S.) Financial Services Holdings, Inc., which, in turn, is an indirect wholly owned subsidiary of Sun Life Assurance Company of Canada. As investment adviser, MFS is paid fees by each Fund for its services. A summary of the investment objective and strategy for each Fund is set forth below.


MFS(R) CORE GROWTH FUND. The Fund's investment objective is capital appreciation. The Fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of well-known and established companies which the Fund's investment adviser believes have above-average growth potential. The Fund may also invest in emerging growth companies and foreign securities.


MFS(R) RESEARCH INTERNATIONAL FUND. The Fund's investment objective is capital appreciation. The Fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts, of foreign companies. The Fund focuses on foreign companies (including emerging market issuers) that the Fund's investment adviser, believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow. The Fund does not emphasize any particular country and, under normal market conditions, will be invested in at least five countries.

MFS SERIES TRUST IV


The MFS Series Trust IV is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers the Separate Account Class A shares of one of its investment portfolios. MFS is the investment adviser for the Fund, for which it receives an advisory fee.



MFS(R) MID CAP GROWTH FUND. The Fund's investment objective is long-term growth of capital. The Fund invests, under normal market conditions, at least 80% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities, of companies with medium market capitalizations which the Fund's investment adviser believes have above-average growth potential. The Fund may also invest in foreign securities.


OPPENHEIMER GLOBAL FUND


The Oppenheimer Global Fund is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class A shares of its portfolio to the Separate Account.


OppenheimerFunds, Inc. serves as investment manager of the Fund, for which it receives a fee, and has operated as an investment manager since January 1960. The investment manager and its subsidiaries and affiliates managed more than $120 billion in assets as of December 31, 2001, including other Oppenheimer funds with more than 5 million shareholder accounts. OppenheimerFunds, Inc. is located at 498 Seventh Avenue, New York, New York 10018.

The Fund seeks capital appreciation. It invests mainly in common stocks of companies in the U.S. and foreign countries. The Fund can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets. However, the Fund currently emphasizes investments in developed markets such as the United States, Western European countries and Japan. The Fund does not limit its investments to companies in a particular capitalization range, but currently focuses its investments in mid-cap and large-cap companies.

OPPENHEIMER MAIN STREET FUNDS


Oppenheimer Main Street Funds is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers the Separate Account Class A shares of one of its portfolios. OppenheimerFunds, Inc. serves as investment manager of the Fund, for which it is paid a management fee. A summary of the investment objective and strategy of the Fund is set forth below.


OPPENHEIMER MAIN ST. GROWTH & INCOME FUND. The Fund seeks a high total return. The Fund currently invests mainly in common stocks of U.S. companies of different capitalization ranges, presently focusing on large-capitalization issuers. The Fund also can buy debt securities, such as bonds and debentures, but does not currently emphasize these investments.

OPPENHEIMER QUEST FOR VALUE FUNDS


The Oppenheimer Quest for Value Funds is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class A shares of its portfolio to the Separate Account.
OppenheimerFunds, Inc. serves as investment manager to the Fund, for which it is paid a management fee. OpCap Advisors is the subadviser.

OPPENHEIMER QUEST OPPORTUNITY VALUE FUND. The Fund seeks growth of capital. The Fund can invest in a variety of equity and debt securities. The Fund normally invests mainly in common stocks of U.S. issuers that the portfolio manager believes are undervalued in the marketplace. The Fund can invest in common stocks and other equity securities, including debt securities convertible into common stock, without limit. Under normal market conditions, the Fund invests at least 50% of its total assets in common stock and debt securities convertible into common stock.

PIMCO FUNDS: MULTI-MANAGER SERIES


The PIMCO Funds: Multi-Manager Series is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers the Separate Account Class A shares of two of its portfolios.



PIMCO Advisors serves as the investment adviser and the administrator for the Funds. PIMCO Advisors is located at 888 San Clemente Drive, Newport Beach, California 92660. PIMCO Advisors has retained its affiliate, NFJ Investment Group, to manage the Funds' investments. The Funds pay PIMCO Advisors for its investment advisory services. On November 1, 2002, it is anticipated that PIMCO Funds Advisors LLC will replace PIMCO Advisors as the investment adviser and administrator to the Funds. PIMCO Funds Advisors LLC is a wholly owned indirect subsidiary of PIMCO Advisors. This change will not result in any change in the advisory or administrative services provided to or fees and expenses paid by the Funds.



PIMCO RENAISSANCE FUND. The Fund seeks long-term growth of capital and income. It seeks to invest in common stocks of companies with below-average valuations whose business fundamentals are expected to improve.



PIMCO SMALL CAP VALUE FUND. The Fund seeks long-term growth of capital and income. It seeks to invest in smaller capitalization common stocks the manager believes are undervalued. The Fund also invests in income-producing common stocks.



PIMCO FUNDS: PACIFIC INVESTMENT MANAGEMENT SERIES



PIMCO Funds: Pacific Investment Management Series is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class A shares of one of its portfolios to the Separate Account.


PIMCO serves as the investment adviser and the administrator for the Fund. PIMCO is located at 840 Newport Center Drive, Newport Beach, California 92660. The Fund pays PIMCO fees in return for providing investment advisory services.

PIMCO TOTAL RETURN FUND. The Fund seeks maximum total return, consistent with preservation of capital and prudent investment management. The Fund seeks to achieve its investment objective by investing under normal circumstances at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration of this Fund normally varies within a three- to six-year time frame based on PIMCO's forecast for interest rates.

THE PUTNAM FUND FOR GROWTH AND INCOME


The Putnam Fund for Growth and Income is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class A shares of its portfolio to the Separate Account.


Putnam Investment Management, LLC ("Putnam Management") serves as the Fund's investment manager. The Fund pays Putnam Management a quarterly management fee for these services. Putnam Management's address is One Post Office Square, Boston, MA 02109.

The Fund seeks capital growth and current income. The Fund invests mainly in common stocks of U.S. companies, with a focus on value stocks that offer the potential for capital growth, current income, or both.

Putnam Management looks for companies undergoing positive change. The Fund invests mainly in large companies.

PUTNAM INTERNATIONAL GROWTH FUND


The Putnam International Growth Fund is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class A shares of its portfolio to the Separate Account. Putnam Management manages the Fund, for which it receives a management fee.



The Fund seeks capital appreciation. The Fund invests mainly in common stocks of companies outside the United States. The investment manager first selects countries and industries that it believes are attractive, then looks for companies that the investment manager believes have favorable investment potential. The investment manager also considers other factors that it believes will cause the stock price to rise. The Fund invests mainly in midsized and large companies, although it can invest in companies of any size. Although the Fund emphasizes investments in developed countries, it may also invest in companies located in developing (also known as emerging) markets.


PUTNAM VOYAGER FUND


The Putnam Voyager Fund is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class A shares of its portfolio to the Separate Account. Putnam Management manages the Fund, for which it receives a management fee.


The Fund seeks capital appreciation. The Fund invests mainly in common stocks of U.S. companies, with a focus on growth stocks. The Fund invests mainly in midsized and large companies, although it can invest in companies of any size.

SELIGMAN VALUE FUND SERIES, INC.


The Seligman Value Fund Series, Inc. is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers the Separate Account Class A shares of one of its portfolios.


J. & W. Seligman & Co. Incorporated ("Seligman"), is located at 100 Park Avenue, New York, New York 10017 and is the manager of the Fund. Seligman manages the investment of the Fund's assets, including making purchases and sales of portfolio securities consistent with the Fund's investment objective and strategies, and administers the Fund's business and other affairs. The Fund pays Seligman a fee for its management services.


SELIGMAN SMALL-CAP VALUE FUND. The Fund seeks long term capital appreciation. The Fund generally invests at least 80% of its net assets in the common stocks of "value" companies with small market capitalization (up to $2 billion) at the time of purchase by the Fund. The Fund uses a bottom-up stock selection approach. In selecting investments, the investment manager seeks to identify value companies that it believes display one or more of the following: (i) a low price-to-earnings and/or low price-to-book ratio, (ii) positive change in senior management, (iii) positive corporate restructuring, and (iv) temporary setback in price due to factors that no longer exist.


TEMPLETON FUNDS, INC.


Templeton Funds, Inc. is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers the Separate Account Class A shares of one of its portfolios.


Templeton Global Advisors Limited (Global Advisors), Lyford Cay, Nassau, Bahamas, is the Fund's investment manager. Together, Global Advisors and its affiliates manage over $251 billion in assets.


TEMPLETON FOREIGN FUND. The Fund's investment goal is long-term capital growth. Under normal market conditions, the Fund invests mainly in the equity securities of companies located outside the U.S. The

Fund will invest, under normal circumstances, at least 80% of its net assets in foreign securities, which may include emerging markets.

TEMPLETON GROWTH FUND, INC.


The Templeton Growth Fund, Inc. is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class A shares of its portfolio to the Separate Account. Templeton Global Advisors Limited serves as investment manager for the Fund, for which it receives an advisory fee.


The Fund's investment goal is long-term capital growth. Under normal market conditions, the Fund invests mainly in the equity securities of companies located anywhere in the world, including emerging markets. In addition to the Fund's main investments, depending upon current market conditions, the Fund may invest up to 25% of its total assets in debt securities of companies and governments located anywhere in the world. The Fund may invest up to 5% of its total assets in swap agreements.

VAN KAMPEN COMSTOCK FUND


The Van Kampen Comstock Fund is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class A shares of its portfolio to the Separate Account.



Van Kampen Asset Management Inc. is the Fund's investment adviser. The investment adviser is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $74 billion under management or supervision as of March 31, 2002. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley. The investment adviser's principal office is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. The Fund pays the investment adviser a monthly fee for its advisory services.



The Fund seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks. The Fund emphasizes a value style of investing, seeking well-established, undervalued companies.


VAN KAMPEN EQUITY AND INCOME FUND


The Van Kampen Equity and Income Fund is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class A shares of its portfolio to the Separate Account.



Van Kampen Asset Management Inc. serves as investment adviser to the Fund, for which it is paid a monthly advisory fee. The investment adviser is a wholly owned subsidiary of Van Kampen Investments Inc. The investment adviser's principal office is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.


The Fund seeks the highest possible income consistent with safety of principal. Long-term growth of capital is an important secondary investment objective. The Fund's investment adviser seeks to achieve the Fund's investment objectives by investing primarily in income-producing equity instruments and investment grade debt securities.

VAN KAMPEN EQUITY TRUST


The Van Kampen Equity Trust is registered with the Securities and Exchange Commission as an open-end management investment company. It currently offers Class A shares of one of its investment portfolios to the Separate Account.



Van Kampen Investment Advisory Corp. is the Fund's investment adviser. The investment adviser is a wholly owned subsidiary of Van Kampen Investments Inc. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley. The investment adviser's principal office is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. A summary of the investment objective and strategy is set forth below.



VAN KAMPEN AGGRESSIVE GROWTH FUND. The Fund's investment objective is to seek capital growth. The Fund normally invests primarily in common stocks and other equity securities of small- and medium-sized growth companies.



OTHER SHARE CLASSES AND PORTFOLIOS



The Funds offer various classes of shares, each of which has a different level of expenses. Each Fund may also be a single series or portfolio of an open-end investment company that offers other series or portfolios. Accordingly, attached prospectuses for the Funds may provide information for share classes and series or portfolios that are not available through the Contract. When you consult the attached prospectus for any Fund, you should be careful to refer to only the information regarding the class of shares and particular series or portfolio that is available through the Contract.


PURCHASES AND REDEMPTIONS OF FUND SHARES; REINVESTMENT


The Separate Account will purchase and redeem shares of the Funds at net asset value to provide benefits under the Contract. Fund distributions to the Separate Account are automatically reinvested at net asset value in additional shares of the Funds.



SUBSTITUTION OF INVESTMENTS AND CHANGES TO THE SEPARATE ACCOUNT



We may substitute a different investment option for any of the current Funds. A substitution may become necessary if, in our judgment, a portfolio no longer suits the purposes of the Contracts or for any other reason in our sole discretion. This may happen due to a change in laws or regulations, or a change in a portfolio's investment objectives or restrictions, or because the portfolio is no longer available for investment, or for some other reason. A substituted portfolio may have different fees and expenses. Substitution may be made with respect to existing contract value or future premium payments, or both for some or all classes of Contracts. Furthermore, we may close subaccounts to allocation of premium payments or contract value, or both for some or all classes of Contracts, at any time in our sole discretion. However, before any substitution, we would need the approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any substitutions.



We may also add new subaccounts to the Separate Account, eliminate subaccounts in the Separate Account, deregister the Separate Account under the Investment Company Act of 1940 (the "1940 Act"), make any changes required by the 1940 Act, operate the Separate Account as a managed investment company under the 1940 Act or any other form permitted by law, transfer all or a portion of the assets of a subaccount or separate account to another subaccount or separate account pursuant to a combination or otherwise, and create new separate accounts. Before we make certain changes we may need approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

                             CHARGES AND DEDUCTIONS

We deduct the charges described below to cover costs and expenses, services provided, and risks assumed under the Contracts. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits. For example, the surrender charge may not fully cover all of the sales and distribution expenses we actually incur, and we may use proceeds from other charges in part to cover such expenses.

ASSET-BASED INSURANCE CHARGE


We currently impose an asset-based insurance charge on the Separate Account that equals 1.30% annually. It will never exceed 1.30%.


We deduct this charge daily from the net asset value of the subaccounts prior to the annuity date. This amount compensates us for mortality risks we assume for the annuity payment and death benefit guarantees made under the Contract. These guarantees include making annuity payments which won't change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the Contract.

The charge also compensates us for expense risks we assume to cover Contract maintenance expenses. These expenses may include issuing Contracts, maintaining records, and performing accounting, regulatory compliance, and reporting functions. Finally, this charge compensates us for costs associated with the establishment and administration of the Contract, including programs like transfers, Asset Allocation, Rebalancing, and Dollar Cost Averaging.

If the asset-based insurance charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses.

SURRENDER CHARGE

     WHEN IMPOSED


We may impose a surrender charge on withdrawals from the Contract. This charge is for expenses relating to the sale of the Contract, such as commissions, preparation of sales literature, and other promotional activity. We impose the charge only on premium withdrawn from the Contract held for less than seven years. However, the Contract permits withdrawal of the "free withdrawal amount" annually without a surrender charge through lump-sum or systematic withdrawals. (See "Withdrawals and Surrenders".)


     AMOUNT OF CHARGE


We may impose a surrender charge if you withdraw money from the Contract. The maximum charge is 7% of the premium withdrawn during the first year after that premium is paid. The charge decreases by 1% each year. After the seventh year, the surrender charge is 0%.


NUMBER OF COMPLETE YEARS ELAPSED
     SINCE PREMIUM WAS PAID       SURRENDER CHARGE
--------------------------------  ----------------
            0 years                      7%
             1 year                      6%
            2 years                      5%
            3 years                      4%
            4 years                      3%
            5 years                      2%
            6 years                      1%
        7 or more years                  0%


The charge is calculated on total premiums withdrawn from the Contract. If, however, your contract value at the time of withdrawal is less than your premiums paid in, the charge is based on your contract value. Gain in contract value is never subject to this sales charge. We make withdrawals of any "free withdrawal amount" in any contract year as if gain is withdrawn first, followed by premiums. Withdrawals in excess of the "free withdrawal amount" will be effected as if premiums are withdrawn first. Premiums are assumed to be withdrawn on a first-in, first-out ("FIFO") basis. The example below explains this charge.

                         HOW THE SURRENDER CHARGE WORKS


If you made a $5,000 premium payment and withdrew the entire $5,000 two years later, we would impose a 5% charge on the $5,000 withdrawal. If you had made a $5,000 premium payment and due to negative investment experience only $4,500 remained in the Contract when you withdrew it two years later, we would impose a 5% charge only on $4,500 of the original premium. If instead the $5,000 premium payment grew to $6,000 due to positive investment experience, and you withdrew $600 of gain in contract value through withdrawals two years later, and thereafter withdrew the remaining $5,400 in a subsequent withdrawal that same year, we would not impose a surrender charge on the $600 withdrawn (as it represents gain, and not premium) and we would impose a 5% surrender charge only on $5,000 of the $5,400 subsequent withdrawal (as $400 of that amount represents gain).


     HOW DEDUCTED


We deduct the charge on a pro rata basis from among the subaccounts you're invested in, based on the ratio of your subaccount value to your contract value. Amounts deducted to cover this charge do not incur any separate surrender charges. The example below shows how this works.


                              PRO RATA DEDUCTIONS


Kim Investor's Contract has a current contract value of $100,000. $60,000 is in the Merrill Lynch Basic Value Subaccount, and $40,000 is in the Merrill Lynch Fundamental Growth Subaccount. Kim withdraws $20,000 from the Contract, and the entire $20,000 is subject to a 5% surrender charge ($1,000). Accordingly, $600--60% of $1,000--is deducted from the Merrill Lynch Basic Value Subaccount and $400--40% of $1,000--is deducted from the Merrill Lynch Fundamental Growth Subaccount.


(See "Withdrawals and Surrenders" and "Accumulation Units" for a discussion of the effect of the deduction this charge will have on the number of accumulation units credited to a Contract.)

CONTRACT FEE


We may charge a $40 contract fee at the end of each contract year. We will impose this fee if the greater of contract value, or premiums less withdrawals, is less than $50,000.


The contract fee reimburses us for additional expenses related to maintenance of certain Contracts with lower contract values. We do not deduct the contract fee after the annuity date. The contract fee will never increase.

If the contract fee applies, we will deduct it as follows:

     - We deduct this fee from your contract value at the end of each contract year before the annuity date.

     - We deduct this fee from your contract value if you surrender the contract on any date other than a contract anniversary.

     - We deduct this fee on a pro rata basis from all subaccounts in which your contract value is invested.

Currently, a contract owner of more than three Contracts will be assessed no more than $120 in contract fees annually. We reserve the right to change this limit on contract fees at any time.

GUARANTEED MINIMUM INCOME BENEFIT FEE


If you elect the GMIB, we will deduct a fee at the end of each calendar quarter and upon termination of the Rider. We will determine a fee of 0.40% of the GMIB Benefit Base divided by 12 on the last business day of each month or upon termination of the Rider. The sum of the fees for each month during a calendar quarter and for any termination during a calendar quarter will be deducted from the contract value on the last business day of that calendar quarter or on the termination date, if earlier. The GMIB Fee will be reduced proportionally for any month in which the GMIB Rider terminates prior to the last business day of that month or was not in effect as of the last business day of the prior month. We won't deduct this fee after the annuity date. We will impose a pro rata amount of this charge upon termination of the Rider between contract anniversaries. We deduct this charge regardless of whether the GMIB has any value.


OTHER CHARGES

     TRANSFER CHARGES

You may make up to twelve transfers among subaccounts per contract year without charge. If you make more than twelve, we may, but currently do not, charge you $25 for each extra transfer. We deduct this charge pro rata from the subaccounts from which you are transferring contract value. Currently, transfers made by us under the Dollar Cost Averaging Program, the Asset Allocation Program, and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per contract year without charge. (See "Dollar Cost Averaging Program", "Asset Allocation Program", "Rebalancing Program", and "Transfers".)

     TAX CHARGES


We reserve the right, subject to any necessary regulatory approval, to charge for assessments or federal premium taxes or federal, state or local excise, profits or income taxes measured by or attributable to the receipt of premiums. We also reserve the right to deduct from the Separate Account any taxes imposed on the Separate Account's investment earnings. (See "Tax Status of the Contract".)


     FUND EXPENSES

In calculating net asset values, the Funds deduct advisory fees and operating expenses from assets. (See "Fee Table".) Information about those fees and expenses also can be found in the prospectuses for the Funds, and in the applicable Statement of Additional Information for each Fund.

     PREMIUM TAXES

Various states impose a premium tax on annuity premiums when they are received by an insurance company. In other jurisdictions, a premium tax is paid on the contract value on the annuity date.


Premium tax rates vary from jurisdiction to jurisdiction and currently range from 0% to 2% for qualified plans. Although we pay these taxes when due, we won't deduct them from your contract value until the annuity date. In those jurisdictions that do not allow an insurance company to reduce its current taxable premium income by the amount of any withdrawal, surrender or death benefit paid, we will also deduct a charge for these taxes on any withdrawal, surrender or death benefit paid under the Contract.

Premium tax rates are subject to change by law, administrative interpretations, or court decisions. Premium tax amounts will depend on, among other things, the contract owner's state of residence, our status within that state, and the premium tax laws of that state.

                     FEATURES AND BENEFITS OF THE CONTRACT

As we describe the contract, we will often use the word "you". In this context "you" means "contract owner".


OWNERSHIP OF THE CONTRACT



The contract owner is entitled to exercise all rights under the Contract. For IRA Contracts, the contract owner and annuitant must be the same person. For Contracts purchased through an IRA Account or Roth IRA Account, the contract owner will be the Account and the annuitant must generally be the IRA Account or Roth IRA Account owner.



You may designate a beneficiary. If you die, the beneficiary will receive a death benefit.


ISSUING THE CONTRACT

     ISSUE AGE


For IRA Contracts, the contract owner and annuitant must be under 70 1/2 years old when we issue the Contract. For Contracts purchased through an established IRA Account or Roth IRA Account with MLPF&S, any annuitant must be under 90 years old when we issue the Contract. If you elect the GMIB, any annuitant must be 75 years old or younger.



     INFORMATION WE NEED TO ISSUE THE CONTRACT


Before we issue the Contract, we need certain information from you. We may require you to complete and return a written application in certain circumstances, such as when the Contract is being issued to replace, or in exchange for, another annuity or life insurance contract. Once we review and approve the application or the information provided, and you pay the initial premium, we'll issue a Contract. Generally, we'll issue the Contract and invest the premium within two business days of our receiving your premium. If we haven't received necessary information within five business days, we will return the premium and no Contract will be issued.

     TEN DAY RIGHT TO REVIEW

When you get the Contract, review it carefully to make sure it is what you intended to purchase. Generally, within ten days after you receive the Contract, you may return it for a refund. The Contract will then be deemed void. Some states allow a longer period of time to return the Contract, particularly if the Contract is replacing another contract. To get a refund, return the Contract to our Service Center or to the Financial Advisor who sold it. We will then refund the greater of all premiums paid into the Contract or the contract value as of the date the Contract is returned. For contracts issued in Pennsylvania, we'll refund the contract value as of the date the Contract is returned.

PREMIUMS

     MINIMUM AND MAXIMUM PREMIUMS


Because the initial premium payment must be $25,000 or more, the Contract can only be purchased through an existing IRA Account or Roth IRA Account with MLPF&S or by rollover from an existing IRA or Roth IRA contract, a 403(b) plan, a qualified pension or profit sharing plan, or a governmental 457(b) plan. Subsequent premium payments generally must be $50 or more. You can make subsequent premium payments at any time before the annuity date. The maximum premium that will be accepted without Company approval is $1,000,000. We also reserve the right to reject premium payments.

The Contract must be issued as an IRA Contract or purchased through an established IRA Account or Roth IRA Account with MLPF&S. Federal law limits maximum annual contributions to the Contract.


For IRA Contracts, we accept the following as initial premiums:

     - rollover contributions from certain qualified plans and IRAs;

     - amounts transferred from another IRA; and

     - contributions made pursuant to a Simplified Employee Pension up to certain limits.

Additional premiums will be accepted but cannot exceed the annual contribution limits for a calendar year, as specified under the IRC. The contract owner must determine whether any premium qualifies as a permissible contribution subject to favorable tax treatment under the IRC. The contract owner must also determine whether such amount qualifies as a permissible rollover contribution for income tax purposes.

     HOW TO MAKE PAYMENTS

You can pay premiums directly to our Service Center at the address printed on the first page of this Prospectus or have money debited from your MLPF&S brokerage account.

     AUTOMATIC INVESTMENT FEATURE

You may make systematic premium payments on a monthly, quarterly, semi-annual or annual basis. Each payment must be for at least $50. Premiums paid under this feature must be deducted from an MLPF&S brokerage account specified by you and acceptable to us. You must specify how premiums paid under this feature will be allocated among the subaccounts. If you select the Asset Allocation Program or the Rebalancing Program, premiums will be allocated based on the model or the specified subaccounts and percentages you have selected. You may change the specified premium amount, the premium allocation, or cancel the Automatic Investment Feature at any time upon notice to us. We reserve the right to make changes to this feature at any time.

     PREMIUM INVESTMENTS

For the first 14 days following the contract date, we'll hold all premiums in the Ready Assets Subaccount. After the 14 days, we'll reallocate the contract value to the subaccounts you selected. (In Pennsylvania, we'll invest all premiums as of the contract date in the subaccounts you selected.)


Currently, you may allocate your premium among 18 of the subaccounts. Allocations must be made in whole numbers. For example, 12% of a premium received may be allocated to the Merrill Lynch Basic Value Subaccount, 58% allocated to the Merrill Lynch U.S. Government Mortgage Subaccount and 30% allocated to the Merrill Lynch S&P 500 Index Subaccount. However, you may not allocate 33 1/3% to the Merrill Lynch Basic Value Subaccount and 66 2/3% to the Merrill Lynch U.S. Government Mortgage Subaccount. If we don't get allocation instructions when we receive subsequent premiums, we will allocate those premiums according to the allocation instructions you last gave us. We reserve the right to modify the limit on the number of subaccounts to which future allocations may be made.


ACCUMULATION UNITS

Each subaccount has a distinct value, called the accumulation unit value. The accumulation unit value for a subaccount varies daily with the performance and expenses of the corresponding fund. We use this value to determine the number of subaccount accumulation units represented by your investment in a subaccount.

                    HOW ARE MY CONTRACT TRANSACTIONS PRICED?

We calculate an accumulation unit value for each subaccount at the close of trading on each day that the New York Stock Exchange is open. Transactions are priced, which means that accumulation units in your Contract are purchased (added to your Contract) or redeemed (taken out of your Contract), at the unit value next calculated after our Service Center receives notice of the transaction. For premium payments and transfers into a subaccount, units are purchased. For payment of Contract proceeds (i.e., withdrawals, surrenders, annuitization, and death benefits), transfers out of a subaccount, and deductions for any contract fee, any surrender charge, any GMIB fee, any transfer charge, and any premium taxes due, units are redeemed.

                    HOW DO WE DETERMINE THE NUMBER OF UNITS?

We determine the number of accumulation units purchased by dividing the dollar value of the premium payment or the amount transferred into the subaccount by the value of one accumulation unit for that subaccount for the valuation period in which the premium payment or transfer is made. Similarly, we determine the number of accumulation units redeemed by dividing the dollar value of the amount of the Contract proceeds (i.e., withdrawals, surrenders, annuitization, and death benefits), transfers out of a subaccount, and deductions for any contract fee, any surrender charge, any GMIB fee, any transfer charge, and any premium taxes due from a subaccount by the value of one accumulation unit for that subaccount for the valuation period in which the redemption is made. The number of subaccount accumulation units for a Contract will therefore increase or decrease as these transactions are made. The number of subaccount accumulation units for a Contract will not change as a result of investment experience or the deduction of asset-based insurance charges. Instead, this charge and investment experience are reflected in the accumulation unit value.

When we establish a subaccount, we set an initial value for an accumulation unit (usually, $10). Accumulation unit values increase, decrease, or stay the same from one valuation period to the next. An accumulation unit value for any valuation period is determined by multiplying the accumulation unit value for the prior valuation period by the net investment factor for the subaccount for the current valuation period.

The net investment factor is an index used to measure the investment performance of a subaccount from one valuation period to the next. For any subaccount, we determine the net investment factor by dividing the value of the assets of the subaccount for that valuation period by the value of the assets of the subaccount for the preceding valuation period. We subtract from that result the daily equivalent of the asset-based insurance charge for the valuation period. We also take reinvestment of dividends and capital gains into account when we determine the net investment factor.

We may adjust the net investment factor to make provisions for any change in tax law that requires us to pay tax on earnings in the Separate Account or any charge that may be assessed against the Separate Account for assessments or premium taxes or federal, state or local excise, profits or income taxes measured by or attributable to the receipt of premiums. (See "Other Charges".)


               ADDITIONAL PROVISIONS APPLICABLE TO ALL CONTRACTS

DEATH OF ANNUITANT PRIOR TO ANNUITY DATE


If the annuitant dies before the annuity date, no new annuitant may be named on IRA Contracts or Contracts purchased through an IRA Account or Roth IRA Account established with MLPF&S, and the death benefit will be paid to the beneficiary.


TRANSFERS AMONG SUBACCOUNTS

Before the annuity date, you may transfer all or part of your contract value among the subaccounts up to twelve times per contract year without charge. You can make additional transfers among subaccounts, but we may charge you $25 for each extra transfer. We will deduct the transfer charge pro rata from among the subaccounts you're transferring from. Currently, transfers made by us under the Dollar Cost Averaging Program, the Asset Allocation Program, and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per contract year without charge. (See "Dollar Cost Averaging Program", "Asset Allocation Program", and "Rebalancing Program".)

Transfers among subaccounts may be made in specific dollar amounts or as a percentage of contract value. You must transfer at least $100 or the total value of a subaccount, if less.

You may request transfers in writing or by telephone, once we get proper telephone transfer authorization. Transfer requests may also be made through your Merrill Lynch Financial Advisor, or another person you designate, once we receive proper authorization. Transfers will take effect as of the end of the valuation period on the date the Service Center receives the request. We will consider telephone transfer requests received after 4:00 p.m. (ET) to be received the following business day.


An excessive number of transfers, including short-term "market timing" transfers, may adversely affect the performance of the underlying fund in which a subaccount invests. If, in our sole opinion, a pattern of excessive transfers develops, we reserve the right not to process a transfer request. We also reserve the right not to process a transfer request when the sale or purchase of shares of a Fund is not reasonably practicable due to actions taken or limitations imposed by the Fund. We will notify any affected contract owner in a timely manner of any actions we take to restrict their ability to make transfers.


DOLLAR COST AVERAGING PROGRAM

     WHAT IS IT?

The Contract offers an optional transfer program called Dollar Cost Averaging ("DCA"). This program allows you to reallocate money at monthly intervals from a designated subaccount to one or more other subaccounts. The DCA Program is intended to reduce the effect of short term price fluctuations on investment cost. Since we transfer the same dollar amount to selected subaccounts monthly, the DCA Program allows you to purchase more accumulation units when prices are low and fewer accumulation units when prices are high. Therefore, you may achieve a lower average cost per accumulation unit over the long-term. However, it is important to understand that a DCA Program does not assure a profit or protect against loss in a declining market. If you choose to participate in the DCA Program you should have the financial ability to continue making investments through periods of fluctuating markets.

If you choose to participate in the DCA Program, each month we will transfer amounts from the subaccount that you designate and allocate them, in accordance with your allocation instructions, to the subaccounts that you select.

If you choose the Asset Allocation Program or the Rebalancing Program, you cannot use the DCA Program. We reserve the right to make changes to this program at any time.

     PARTICIPATING IN THE DCA PROGRAM

You can choose the DCA Program any time before the annuity date. To choose the DCA Program, we must receive a written request from you. Once you start using the DCA Program, you must continue it for at least three months. After three months, you may cancel the DCA Program at any time by notifying us in writing. Once you reach the annuity date, you may no longer use this program.

     MINIMUM AMOUNTS

To elect the DCA Program, you need to have a minimum amount of money in the designated subaccount. We determine the amount required by multiplying the specified length of your DCA Program in months by your specified monthly transfer amount. Amounts of $100 or more must be allotted for transfer each month in the DCA Program. We reserve the right to change these minimums. Allocations must be designated in whole percentage increments. No specific dollar amount designations may be made. Should the amount in your selected subaccount drop below the selected monthly transfer amount, we'll notify you that you need to put more money in to continue the program.

     WHEN DO WE MAKE DCA TRANSFERS?

You select the date for DCA transfers. We will make the first DCA transfer on the selected date following the later of 14 days after the contract date or the date we receive notice of your DCA election at our Service Center. We'll make subsequent DCA transfers on the same day of each succeeding month. Currently, we don't charge for DCA transfers; they are in addition to the twelve annual transfers permitted without charge under the Contract.

ASSET ALLOCATION PROGRAM

Under the Asset Allocation Program, we will allocate your premiums and rebalance your contract value quarterly according to an asset allocation model you select based on your investment goals and risk tolerance. There are currently five asset allocation models to choose from:

     - Capital Preservation

     - Current Income

     - Income and Growth

     - Long-Term Growth

     - Aggressive Growth

Each model identifies specific subaccounts and the percentage of premium or contract value which should be allocated to each of those subaccounts. We may periodically adjust the composition of each model. Any adjustments become effective at the end of the calendar quarter.

The asset allocation models are not recommendations, have not been designed with your specific financial circumstances in mind, and may not be appropriate for any particular individual. There may be other allocations that would be more appropriate to satisfy your needs and goals.

After you elect the Asset Allocation Program, we allocate your premium in accordance with your selected model. On the last business day of each calendar quarter, we automatically reallocate your contract value to maintain the subaccounts and percentages for your selected model.

We perform this periodic rebalancing to take account of:

     - increases and decreases in contract value in each subaccount due to subaccount performance,

     - increases and decreases in contract value in each subaccount due to withdrawals, transfers, and premium payments, and

     - any adjustments we make to your selected model.

Asset allocation can be elected at issue or at any time after issue. You may elect the Asset Allocation Program in writing or by telephone, once we get proper telephone transfer authorization. If you elect the Asset Allocation Program, you must include all contract value in the program. We allocate all premiums paid under the automatic investment feature and, unless you instruct us otherwise, all other premiums in accordance with your selected model. The asset allocation model that you select under the program will override any prior percentage allocations that you have chosen and we will allocate all future premiums accordingly. You may change your selected model at any time. Once elected, you may instruct us, in a written form satisfactory to us, at any time to terminate the program. Currently, we don't charge for transfers under this program; they are in addition to the twelve annual transfers permitted without charge under the Contract.

We reserve the right to make changes to this program at any time. If you choose the Rebalancing Program or the DCA Program, you cannot use the Asset Allocation Program.

REBALANCING PROGRAM

Under the Rebalancing Program, we will allocate your premiums and rebalance your contract value quarterly, semi-annually, or annually according to the frequency, subaccounts, and percentages you select based on your investment goals and risk tolerance. After you elect the Rebalancing Program, we allocate your premiums in accordance with the subaccounts and percentages you have selected. Depending on the frequency you select (on the last business day of each calendar quarter for quarterly rebalancing, on the last business day of June and December for semi-annual rebalancing, or on the last business day of December for annual rebalancing), we automatically reallocate your contract value to maintain the particular percentage allocation among the subaccounts that you have selected. You may change the frequency of your Rebalancing Program at any time.

We perform this periodic rebalancing to take account of:

     - increases and decreases in contract value in each subaccount due to subaccount performance, and

     - increases and decreases in contract value in each subaccount due to withdrawals, transfers, and premiums.

The Rebalancing Program can be elected at issue or at any time after issue. You may elect the Rebalancing Program in writing or by telephone, once we get proper telephone transfer authorization. If you elect the Rebalancing Program, you must include all contract value in the program. We allocate all systematic investment premiums and, unless you instruct us otherwise, all other premiums in accordance with the subaccount allocations that you have selected. The percentages that you select under the Rebalancing Program will override any prior percentage allocations that you have chosen and we will allocate all future premiums accordingly. You may change your allocations at any time. Once elected, you may instruct us, in a written form satisfactory to us, at any time to terminate the program. Currently, we don't charge for transfers under this program; they are in addition to the twelve annual transfers permitted without charge under the Contract.

We reserve the right to make changes to this program at any time. If you choose the Asset Allocation Program or the DCA Program, you cannot use the Rebalancing Program.

WITHDRAWALS AND SURRENDERS

     WHEN AND HOW WITHDRAWALS ARE MADE

Before the annuity date, you may make lump-sum withdrawals from the Contract. In addition, you may make systematic withdrawals, discussed below. We don't impose a surrender charge on withdrawals to the extent that they do not exceed the "free withdrawal amount" determined as of the date of the withdrawal request. The "free withdrawal amount" equals the greater of (a) or (b), where:

     (a) = 10% of total premiums paid into the Contract that have not been withdrawn in prior contract years and are subject to a surrender charge, less any prior withdrawals during that contract year; and

     (b) = the gain in the Contract plus premiums remaining in the Contract that are not subject to a surrender charge.

The gain in the Contract equals the excess, if any, of the contract value at the time of withdrawal over total premiums paid into the contract less prior withdrawals of these premiums.


Any amount previously withdrawn from the Contract during that contract year will be taken in account in determining the "free withdrawal amount" available as of the date of the withdrawal request. We make withdrawals of any "free withdrawal amount" in any contract year as if gain is withdrawn first, followed by premiums. Withdrawals in excess of the "free withdrawal amount" will be effected as if premiums are withdrawn first. Premiums are assumed to be withdrawn on a first-in, first-out ("FIFO") basis. The contract value remaining after any withdrawal must be at least $5,000. Withdrawals are subject to tax to the extent of gain and prior to age 59 1/2 may also be subject to a 10% federal penalty tax. (See "Federal Income Taxes".)


EXAMPLE. Assume that you pay an initial premium of $100,000 and a Contract is issued on November 1, 2002. Assume that your contract value equals $105,000 on April 1, 2003 due to positive investment performance. On that date, you withdraw $20,000.

The "free withdrawal amount" equals $10,000 determined as the greater of (a) 10% of remaining premiums that are subject to a surrender charge, less any prior withdrawals during that contract year (10% of $100,000 = $10,000), and (b) gain ($105,000 - $100,000 = $5,000). Accordingly, $10,000 of your withdrawal would not be subject to a surrender charge, while the remaining $10,000 would be subject to a 7% surrender charge.

Unless you direct us otherwise, we will make lump-sum withdrawals from subaccounts in the same proportion as the subaccounts bear to your contract value. You may make a withdrawal request in writing to our Service Center. You may withdraw money by telephone, once you've submitted a proper telephone authorization form to our Service Center, but only if the amount withdrawn is to be paid into a Merrill Lynch brokerage account or sent to the address of record. We will consider telephone withdrawal requests received after 4:00 p.m. (ET) to be received the following business day.

     MINIMUM AMOUNTS


The minimum amount that may be withdrawn is $100. At least $5,000 must remain in the Contract after you make a withdrawal. If you request a withdrawal that would reduce your contract value below $5,000, we reserve the right to seek additional instructions from you to either reduce the amount requested or request a full withdrawal. In such cases, if we do not receive additional instructions from you within seven days from the date we received your original request, we will process a withdrawal for the amount you originally requested and you will have 30 days from the date we process the withdrawal to bring your contract value up to at least $5,000. If your contract value has not reached $5,000 within 30 days, we will treat that as a request for a full withdrawal of your Contract, subject to any applicable surrender charges. We reserve the right to change these minimums.


     SYSTEMATIC WITHDRAWAL PROGRAM


You may have automatic withdrawals of a specified dollar amount made monthly, quarterly, semi-annually or annually. We currently limit the total amount of these withdrawals in any contract year to an amount no greater than 10% of the total premiums paid into the Contract that have not been withdrawn in prior contract years and are subject to a surrender charge, plus 100% of total premiums paid into the Contract that have not been withdrawn and are no longer subject to a surrender charge, less any prior amount withdrawn from the Contract during that contract year. Each withdrawal must be for at least $100 and the remaining contract value must be at least $5,000. You may change the specified dollar amount or frequency of withdrawals or stop the Systematic Withdrawal Program at any time upon notice to us. We will make systematic withdrawals from subaccounts in the same proportion as the subaccounts bear to your contract value.


We reserve the right to restrict the maximum amount that may be withdrawn each year under the Systematic Withdrawal Program and to make any other changes to this program at any time.


The Systematic Withdrawal Program will end if the systematic withdrawals, when added to prior lump sum withdrawals from the Contract in the same contract year, exceed the "free withdrawal amount" described under "When and How Withdrawals are Made" above.


     SURRENDERS

At any time before the annuity date you may surrender the Contract through a full withdrawal. The Contract must be delivered to our Service Center. We will pay you an amount equal to the contract value as of the end of the valuation period when we process the surrender, minus any applicable surrender charge, minus any applicable contract fee, minus any applicable GMIB fee, and minus any applicable charge for premium taxes. (See "Charges and Deductions".) Surrenders are subject to tax and, prior to age 59 1/2, may also be subject to a 10% federal penalty tax. (See "Federal Income Taxes".)

PAYMENTS TO CONTRACT OWNERS

We'll make any payments to you usually within seven days of our Service Center receiving your proper request. However, we may delay any payment, or delay processing any annuity payment or transfer request if:

     (a) the New York Stock Exchange is closed;

     (b) trading on the New York Stock Exchange is restricted by the Securities and Exchange Commission;


     (c) the Securities and Exchange Commission declares that an emergency exists making it not reasonably practicable to dispose of securities held in the Separate Account or to determine the value of the Separate Account's assets;


     (d) the Securities and Exchange Commission by order so permits for the protection of security holders; or

     (e) payment is derived from a check used to make a premium payment which has not cleared through the banking system.

If mandated under applicable law, we may be required to block a contract owner's account and thereby refuse to accept any request for transfers, withdrawals, surrenders or death benefits, until instructions are received from the appropriate regulator.

CONTRACT CHANGES

Requests to change the owner, beneficiary, annuitant, or annuity date of a Contract will take effect as of the date you sign such a request, unless we have already acted in reliance on the prior status. We are not responsible for the validity of such a request.


If you change the owner or annuitant on a Contract purchased through an IRA Account or Roth IRA Account with MLPF&S, the new owner must be less than 90 years old, and the new annuitant must be under 90 years old.


DEATH BENEFIT

     GENERAL

Regardless of investment experience, the Contract provides a guaranteed minimum death benefit ("GMDB") to the beneficiary if you die before the annuity date. (If an owner is a non-natural person, then the death of the annuitant will be treated as the death of the owner.)

We will pay the death benefit in a lump sum unless the beneficiary chooses an annuity payment option available under the Contract. (See "Annuity Options".) However, if you die before the annuity date, federal tax law generally requires us to distribute the entire contract value within five years of the date of death. Special rules may apply to a surviving spouse. (See "Federal Income Taxes".)

We determine the death benefit as of the date we receive certain information at our Service Center. We call this information due proof of death. It consists of the Beneficiary Statement, a certified death certificate, and any additional documentation we may need to process the death claim. If we haven't received the other documents within 60 days following our receipt of a certified death certificate, we will consider due proof of death to have been received and we will pay the death benefit in a lump sum.

If the age of an owner (or annuitant, if the owner is a non-natural person) is misstated, any death benefit will be adjusted to reflect the correct age. Unless you irrevocably designated a beneficiary, you may change the beneficiary at any time before the annuity date.

Death benefit proceeds are taxable to the extent of gain. (See "Federal Income Taxes -- Taxation of Death Benefit Proceeds".)


     CALCULATION OF DEATH BENEFIT



The death benefit is equal to the greater of:


     (i)  the contract value; or

     (ii) GMDB.


If you are under age 80 on the contract date, the GMDB equals the Maximum Anniversary Value GMDB. If you are age 80 or over on the contract date, the GMDB equals the Return of Premium GMDB.


     MAXIMUM ANNIVERSARY VALUE GMDB

The Maximum Anniversary Value GMDB is equal to the greater of:

     (i) the premiums paid into the Contract less "adjusted" withdrawals from the Contract; or

     (ii) the Maximum Anniversary Value.
For the Maximum Anniversary Value GMDB formula, each "adjusted" withdrawal equals the amount withdrawn multiplied by the greater of [(a) or (b)] / (c) where:

a = premiums paid into the Contract less previous "adjusted" withdrawals;

b = the Maximum Anniversary Value; and

c = the contract value.

Values for (a), (b), and (c) are calculated immediately prior to the withdrawal.

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The Maximum Anniversary Value is equal to the greatest anniversary value for the
Contract. An anniversary value is equal to the contract value on a contract anniversary increased by premium payments and decreased by "adjusted" withdrawals since that anniversary. "Adjusted" withdrawals are calculated according to the formula that appears immediately above this section.

To determine the Maximum Anniversary Value, we will calculate an anniversary value for each contract anniversary through the earlier of your attained age 80 or the anniversary on or prior to your date of death. If an owner is a non-natural person, then the annuitant's age, rather than the owner's, will be used.

We will calculate the Maximum Anniversary Value based on your age (or the age of the annuitant, if the owner is a non-natural person) on the contract date. Subsequent changes in owner will not increase the period of time used to determine the Maximum Anniversary Value. If a new owner has not reached attained age 80 and is older than the owner whose age is being used to determine the Maximum Anniversary Value at the time of the ownership change, the period of time used in the calculation of the Maximum Anniversary Value will be based on the age of the new owner at the time of the ownership change. If at the time of an ownership change the new owner is attained age 80 or over, we will use the Maximum Anniversary Value as of the anniversary on or prior to the ownership change, increased by premium payments and decreased by "adjusted" withdrawals since that anniversary.


FOR AN EXAMPLE OF THE CALCULATION OF THE MAXIMUM ANNIVERSARY VALUE GMDB, SEE APPENDIX A.



     RETURN OF PREMIUM GMDB



The Return of Premium GMDB is equal to:


     (i)  premiums paid into the Contract less

     (ii)  "adjusted" withdrawals from the Contract.
For this formula, each "adjusted" withdrawal equals the amount withdrawn multiplied by (a) / (b) where:

a = premiums paid into the Contract less previous "adjusted" withdrawals; and

b = the contract value.

Both (a) and (b) are calculated immediately prior to the withdrawal.

     SPOUSAL CONTINUATION


If your beneficiary is your surviving spouse, your spouse may elect to continue the Contract if you die before the annuity date. If the Contract has a GMIB Rider at the time of spousal continuation, the Rider will also continue unless your spouse is ineligible for continuation under the terms of the Rider. Your spouse becomes the contract owner and the beneficiary until he or she names a new beneficiary. If the death benefit which would have been paid to the surviving spouse is greater than the contract value as of the date we determine the death benefit, we will increase the contract value of the continued Contract to equal the death benefit we would have paid to the surviving spouse. Your interest in each subaccount will be increased by the ratio of your contract value in each subaccount to your contract value prior to the increase.


ANNUITY PAYMENTS


We'll make the first annuity payment on the annuity date, and payments will continue according to the annuity option selected. When you first buy the Contract, the annuity date for Contracts purchased through an IRA Account or Roth IRA Account with MLPF&S is the first day of the month following the annuitant's 95th birthday. However, you may specify an earlier annuity date. You may change the annuity date at any time before the annuity date. Keep in mind that you may need to take distributions or annuitize at age 70 1/2 to meet federal minimum distribution requirements under a Contract purchased through an IRA Account or Roth IRA Account.



Generally, the annuity date for IRA Contracts is when the owner/annuitant reaches age 70 1/2. However, we will not require IRA Contracts to annuitize at age 70 1/2 if distributions from the Contract are not necessary to meet federal minimum distribution requirements. For all Contracts, the annuity date must be at least twelve months after the contract date.



You may select from a variety of fixed annuity payment options, as outlined below in "Annuity Options." If you don't choose an annuity option, we'll use the Life Annuity with Payments Guaranteed for 10 Years annuity option. You may change the annuity option before the annuity date. We reserve the right to limit annuity options available to IRA contract owners to comply with the IRC or regulations under it.


We determine the dollar amount of annuity payments by applying your contract value on the annuity date, less any applicable charges and any applicable premium taxes, to our then current annuity purchase rates. Purchase rates show the amount of periodic payment that a $1000 value buys. These rates are based on the annuitant's age and sex (where permitted) at the time payments begin, and will assume interest of not less than 3% per year. The rates will never be less than those shown in the Contract.

If the age and/or sex of the annuitant was misstated to us, resulting in an incorrect calculation of annuity payments, we will adjust future annuity payments to reflect the correct age and/or sex. We will deduct any amount we overpaid as the result of a misstatement from future payments with interest at an annual rate not to exceed the maximum permitted in your state. Likewise, if we underpaid any amount as the result of a misstatement, we correct it with the next payment.

If the contract value on the annuity date after the deduction of any applicable premium taxes is less than $5,000, we may cash out your Contract in a lump sum. If any annuity payment would be less than $50 (or a different minimum amount, if required by state law), we may change the frequency of payments so that all payments will be at least $50 (or the minimum amount required by state law). Unless you tell us differently, we'll make annuity payments directly to your Merrill Lynch brokerage account.

ANNUITY OPTIONS


We currently provide the following fixed annuity payment options. After the annuity date, your Contract does not participate in the performance of the Separate Account. We may in the future offer more options. Once you begin to receive annuity payments, you cannot change the payment option, payment amount, or the payment period. If you or the annuitant dies while guaranteed payments remain unpaid, several options provide the ability to take the present value of future guaranteed payments in a lump sum.


                    HOW WE DETERMINE PRESENT VALUE OF FUTURE
                          GUARANTEED ANNUITY PAYMENTS

Present value refers to the amount of money needed today to fund the remaining guaranteed payments under the annuity payment option you select. The primary factor in determining present value is the interest rate assumption we use. If you are receiving annuity payments under an option that gives you the ability to take the present value of future payments in a lump sum and you elect to take the lump sum, we will use the same interest rate assumption in calculating the present value that we used to determine your payment stream at the time your annuity payments commenced.

     PAYMENTS OF A FIXED AMOUNT

We will make equal payments in an amount you choose until the sum of all payments equals the contract value applied, increased for interest credited of at least 3%. The amount you choose must provide at least five years of payments. These payments don't depend on the annuitant's life. If the annuitant dies before the guaranteed amount has been paid, you may elect to have payments continued for the amount guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum. If the contract owner dies while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed payments in a lump sum.

     PAYMENTS FOR A FIXED PERIOD

We will make equal payments for a period you select of at least five years. These payments don't depend on the annuitant's life. If the annuitant dies before the end of the period, you may elect to have payments continued for the period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum. If the contract owner dies while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed payments in a lump sum.

     *LIFE ANNUITY

We make payments for as long as the annuitant lives. Payments will cease with the last payment made before the annuitant's death.

     LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 5, 10, 15, OR 20 YEARS

We make payments for as long as the annuitant lives. In addition, even if the annuitant dies before the period ends, we guarantee payments for either 5, 10, 15, or 20 years as you selected. If the annuitant dies before the guaranteed period ends, you may elect to have payments continued for the period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum. If the contract owner dies while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed payments in a lump sum.

     LIFE ANNUITY WITH GUARANTEED RETURN OF CONTRACT VALUE

We make payments for as long as the annuitant lives. In addition, even if the annuitant dies, we guarantee payments until the sum of all annuity payments equals the contract value applied. If the annuitant dies while guaranteed amounts remain unpaid, you may elect to have payments continued for the amount guaranteed or to receive the present value of the remaining guaranteed amount in a lump sum. If the contract owner dies while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed amount in a lump sum.


     *JOINT AND SURVIVOR LIFE ANNUITY


We make payments for the lives of the annuitant and a designated second person. Payments will continue as long as either one is living.

     JOINT AND SURVIVOR LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 5, 10, 15, OR 20 YEARS

We make payments during the lives of the annuitant and a designated second person. Payments will continue as long as either one is living. In addition, even if the annuitant and the designated second person die before the guaranteed period ends, we guarantee payments for either 5, 10, 15, or 20 years as you selected. If the annuitant and the designated second person die before the end of the period, you may elect to have payments continued for the period guaranteed or to receive the present value of the remaining

---------------
* These options are "pure" life annuities. Therefore, it is possible for the payee to receive only one annuity payment if the person (or persons) on whose life (lives) payment is based dies after only one payment or to receive only two annuity payments if that person (those persons) dies after only two payments, etc.

guaranteed payments in a lump sum. If the contract owner dies while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed payments in a lump sum.

     INDIVIDUAL RETIREMENT ACCOUNT ANNUITY


This annuity option is available only to IRA Contract owners. Payments will be made annually based on either (a) the life expectancy of the annuitant; (b) the joint life expectancy of the annuitant and his or her spouse; (c) the life expectancy of the surviving spouse if the annuitant dies before the annuity date. Each annual payment will be determined in accordance with the applicable Internal Revenue Service regulations. Each subsequent payment will be made on the anniversary of the annuity date. Interest will be credited at our current rate for this option, but will not be less than 3%. On the death of the measuring life or lives prior to full distribution of the remaining value, we will pay that value to the beneficiary in a lump sum.


GUARANTEED MINIMUM INCOME BENEFIT

     GENERAL


The Guaranteed Minimum Income Benefit ("GMIB") is a feature that offers you the future ability to receive guaranteed minimum monthly fixed payments if you annuitize under the terms and conditions of the Rider. If you elect the GMIB, you can know the level of minimum income that will be available to you upon annuitization, assuming no withdrawals or additional premiums, regardless of fluctuating market conditions. You must annuitize under the terms and conditions of the GMIB Rider to obtain any benefit from the GMIB. If you do not annuitize under the terms and conditions of the GMIB Rider, the fees collected for this benefit will not be refunded.



There is a waiting period of 10 years that must elapse before you can exercise the GMIB. BECAUSE OF THIS RESTRICTION, YOU SHOULD NOT PURCHASE THE GMIB RIDER IF YOU ARE OVER AGE 60 AT ISSUE AND MAY NEED TO ANNUITIZE THE CONTRACT AT AGE
70 1/2 TO MEET FEDERAL MINIMUM DISTRIBUTION REQUIREMENTS FOR IRAS AND ROTH IRAS.



If you decide that you want the protection offered by the GMIB, you must elect the feature at issue. The effective date of the GMIB Rider is the contract date. For payment of any GMIB benefit under a joint and survivor life annuity, you will be asked to designate a second person, referred to as the joint annuitant, at issue. You cannot elect GMIB if the older of the annuitant or joint annuitant is older than age 75 on the contract date. Once elected, you may not cancel the GMIB Rider. The GMIB Rider will be terminated upon full surrender, annuitization, or death. The GMIB Rider will also terminate if the annuitant or joint annuitant is changed and, on the contract date, the new annuitant was older than age 75.



We may refuse to accept any additional premium payments if such payments would cause the sum of all premiums paid to us under all annuity contracts with a GMIB Rider having the same older of the annuitant or joint annuitant to exceed $2,000,000.


This feature may not be available in your state. Check with your Financial Advisor regarding availability.

     HOW WE DETERMINE THE AMOUNT OF YOUR MINIMUM GUARANTEED INCOME

If you elect the GMIB, we base the amount of minimum income available to you upon the application to the GMIB Benefit Base (less applicable premium taxes) of the GMIB payout rates shown in the Annuity Option Tables attached to the GMIB Rider ("GMIB payout rates"). THE GMIB BENEFIT BASE IS ONLY USED TO CALCULATE THE GMIB, AND DOES NOT ESTABLISH OR GUARANTEE A CONTRACT VALUE, CASH VALUE, MINIMUM DEATH BENEFIT OR A MINIMUM RETURN FOR ANY SUBACCOUNT. Because the GMIB payout rates are based on conservative actuarial factors, the amount of lifetime income that the GMIB Rider guarantees may be less than the amount of income that would be provided by applying the contract value (less applicable premium taxes) on your annuity date to then-current payout rates for the same annuity option. Therefore, you should view the benefit provided if you annuitize under the terms and conditions of the GMIB Rider as a payment "floor". Your amount of lifetime income, however, will not be less than it would be if we applied your contract value (less applicable premium taxes) on the exercise date to then-current payout rates for the same annuity option. Payout rates depend on the sex (where permissible) and attained age of the annuitant(s).

Your GMIB Benefit Base increases if you make subsequent premiums and decreases if you withdraw money from your Contract. The GMIB Benefit Base is equal to the greater of:

     (1) the GMIB Maximum Anniversary Value; and

     (2) GMIB Premiums Compounded at 5%.

GMIB Maximum Anniversary Value. To determine the GMIB Maximum Anniversary Value, we will calculate an anniversary value for the contract date and for each contract anniversary through the earlier of the contract anniversary on or following the 80th birthday of the older of the annuitant or joint annuitant and the date you exercise the GMIB. An anniversary value is equal to the contract value on the contract date and on each contract anniversary, increased by premiums and decreased by "adjusted" withdrawals since the contract date or that anniversary. The GMIB Maximum Anniversary Value is equal to the greatest of these anniversary values.

Each "adjusted" withdrawal equals the amount withdrawn multiplied by the GMIB Maximum Anniversary Value divided by the contract value, both of which are determined immediately prior to the withdrawal.


GMIB Premiums Compounded at 5%.  GMIB Premiums Compounded at 5% equals (i) minus
(ii) where:



     (i) equals premiums paid with interest compounded daily from the date received; and



     (ii) equals "adjusted" withdrawals from the Contract with interest compounded daily from the date of each withdrawal.



Interest in (i) and (ii) above accrues at the annual rate of 5% until the earlier of the contract anniversary on or following the 80th birthday of the oldest annuitant or joint annuitant or the date you exercise the GMIB. Interest may accrue to a later date if you change the annuitant to someone who is older than the previous oldest annuitant.



You may withdraw up to 5% of the value of the GMIB Premiums Compounded at 5% at the beginning of each contract year and withdrawals will be "adjusted" so that they reduce the GMIB Premiums Compounded at 5% dollar-for-dollar for that contract year.



Any withdrawal that causes the total of all withdrawals since the beginning of the contract year to exceed 5% of the GMIB Premiums Compounded at 5% at the beginning of that contract year will be "adjusted" so that it reduces the GMIB Premiums Compounded at 5% proportionally. The adjustment is determined by multiplying the withdrawal by the ratio of the GMIB Premiums Compounded at 5% to the contract value, where both values are calculated immediately prior to the withdrawal. The adjustment may cause the GMIB Premiums Compounded at 5% to be reduced by more than the amount of the withdrawal.


     ELECTING TO RECEIVE INCOME PAYMENTS


You cannot exercise the GMIB until the expiration of the waiting period. The waiting period expires on the 10th contract anniversary. AFTER THE WAITING PERIOD, YOU MAY ONLY EXERCISE THE GMIB ON A CONTRACT ANNIVERSARY OR WITHIN THE 30 DAYS IMMEDIATELY FOLLOWING. THE LAST TIMEFRAME WITHIN WHICH YOU CAN EXERCISE THE GMIB BEGINS ON THE CONTRACT ANNIVERSARY ON OR FOLLOWING THE 85TH BIRTHDAY OF THE OLDEST ANNUITANT OR JOINT ANNUITANT NAMED AT ANY TIME UNDER THE GMIB RIDER AND EXPIRES 30 DAYS LATER. Because of the length of the waiting period combined with the latest permissible exercise date, we will not allow you to elect the Rider if the older of the annuitant or joint annuitant is older than age 75 on the contract date. If you annuitize your Contract at any time other than during a permitted exercise period (even if necessary to meet federal minimum distribution requirements for IRAs and Roth IRAs), the

GMIB is not available. For example, you cannot exercise the Rider if you annuitize your Contract twelve and one-half years after you purchase the Contract or seven years after you purchase the Contract.


You are not required to use the GMIB to receive annuity payments. However, we will not refund fees paid for the GMIB if you annuitize outside of the terms and conditions of the GMIB Rider. YOU MAY NEVER NEED TO RELY UPON THE GMIB, WHICH SHOULD BE VIEWED AS A PAYMENT "FLOOR".



THE ANNUITY OPTIONS AVAILABLE WHEN USING THE GMIB TO RECEIVE YOUR FIXED RETIREMENT INCOME ARE LIMITED TO THE FOLLOWING:


     - Life Annuity

     - Joint and Survivor Life Annuity

     - Life Annuity with Payments Guaranteed for 10 Years

     - Joint and Survivor Life Annuity with Payments Guaranteed for 10 Years


If you select the Joint and Survivor Life Annuity or Joint and Survivor Life Annuity with Payment Guaranteed for 10 years, the designated second person is deemed to be the joint annuitant for purposes of the GMIB Rider.


     CHANGE OF ANNUITANT


If an annuitant is changed and, on the contract date, the new annuitant was older than age 75, the GMIB Rider will terminate. Otherwise, if the new annuitant's age on the contract date was older than the current age of the oldest annuitant or joint annuitant, we will reset the last timeframe within which you can exercise the GMIB based on the new annuitant's age. If the last day of that timeframe is earlier than the effective date of the change of annuitant, the GMIB Rider will terminate.



If an annuitant is changed and, on the contract date, the new annuitant was older than the previous oldest annuitant or joint annuitant, and if the current date to which the GMIB Benefit Base accrues is later than the effective date of the change of annuitant, we will use the new annuitant's age to recalculate the date to which the GMIB Benefit Base accrues. The new date to which the GMIB Benefit Base accrues will be the later of the recalculated date and the effective date of the change of annuitant.



     GMIB FEE



We charge a fee for the GMIB Rider that compensates us for the risks we assume in providing this benefit. (See "Guaranteed Minimum Income Benefit Fee".)


     TERMINATION OF THE GMIB RIDER


The GMIB Rider will terminate on the earliest of:(1) the 31st day following the contract anniversary on or following attained age 85 of the oldest annuitant or joint annuitant named at any time under the GMIB Rider; (2) exercise of the Rider; (3) termination of the Contract due to full surrender, annuitization, or death; or (4) a change of annuitant that causes the Rider to terminate as described above under "Change of Annuitant." The GMIB Rider will not terminate at death if your beneficiary is your surviving spouse and elects to continue the Contract as long as the surviving spouse would be eligible to continue the GMIB as described under "Change of Annuitant" above.


GENDER-BASED PAYOUT RATES

Generally, the Contract provides for gender-based payout rates when life annuity options are chosen. However, in states that have adopted regulations prohibiting gender-based rates, blended unisex payout rates will be applied to both male and female annuitants. Unisex payout rates will provide the same annuity payments for male or female annuitants that are the same age on their annuity dates.

Employers and employee organizations considering purchase of the Contract should consult with their legal advisor to determine whether purchasing a Contract containing gender-based payout rates is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. We may offer such contract owners Contracts containing unisex payout rates.

                              FEDERAL INCOME TAXES

FEDERAL INCOME TAXES


The following summary discussion is based on our understanding of current federal income tax law as the Internal Revenue Service ("IRS") now interprets it. We can't guarantee that the law or the IRS's interpretation won't change. It does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other tax advisors should be consulted for further information.


We haven't considered any applicable federal gift, estate or any state or other tax laws. Of course, your own tax status or that of your beneficiary can affect the tax consequences of ownership or receipt of distributions.


When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money -- generally for retirement purposes. Because you invest in a variable annuity as part of an IRA, IRA Account, or Roth IRA Account, your contract is called a qualified contract. The tax rules applicable to qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan.


TAX STATUS OF THE CONTRACT


You may purchase the Contract as a traditional IRA Contract or through an established IRA Account or Roth IRA Account with MLPF&S. You should be aware that if you purchase the Contract as an investment vehicle for an IRA Account or Roth IRA Account, you may pay fees in excess of those that you would otherwise pay if the publicly available mutual funds available under the Contract are purchased directly from the mutual fund provider. If you purchase the Contract for use as an investment vehicle for an IRA Account or Roth IRA Account, the Contract is unlikely to satisfy diversification and owner control requirements under federal tax law to be treated as an annuity contract for federal tax purposes. Tax-deferral will be dependent upon continued qualification of your IRA Account or Roth IRA Account. The tax treatment associated with withdrawals, transfers, assignments, and surrenders under the Contract is uncertain when the Contract is held by an IRA Account or Roth IRA Account. For further information, please consult a tax advisor.


     OWNER CONTROL


In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their Contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets.


TAXATION OF ANNUITIES

     ANNUITY PAYMENTS

Although tax consequences may vary depending on the annuity option selected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

     TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be paid from a Contract because an owner or annuitant (if an owner is not a natural person) has died. If the payments are made in a single sum, they're taxed the same way a full withdrawal from the Contract is taxed. If they are distributed as annuity payments, they're taxed as annuity payments.

INDIVIDUAL RETIREMENT ANNUITIES

     TRADITIONAL IRAS


Section 408 of the IRC permits eligible individuals to contribute to an individual retirement program known as an "IRA." This Contract is available for purchase either as an IRA Contract or through an established IRA Account with MLPF&S. An individual may make annual contributions of up to the lesser of the limit specified in the IRC or 100% of compensation includible in the individual's gross income. The contributions may be deductible in whole or in part, depending on the individual's income. The individual may be eligible for a non-refundable tax credit with respect to a percentage of the contributions depending on the individual's filing status and income. Distributions from certain eligible employer plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply. IRAs have minimum distribution rules that govern the timing and amount of distributions. You should refer to your adoption agreement or consult a tax advisor for more information about these distribution rules. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.


     ROTH IRAS


A Contract is available for purchase by an individual who has separately established a Roth IRA Account with MLPF&S. Roth IRAs, as described in section 408A of the IRC, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. An individual may make annual contributions to a Roth IRA of up to the lesser of the limit specified in the IRC or 100% of compensation includible in the individual's gross income. The individual may be eligible for a non-refundable tax credit with respect to a percentage of the contributions depending on the individual's filing status and income. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. You may wish to consult a tax advisor before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made
(1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.


     OTHER TAX ISSUES FOR IRAS AND ROTH IRAS


Total annual contributions to all of an individual's IRAs and Roth IRAs may not exceed the limit specified in the IRC or 100% of the compensation includible in the individual's gross income. Distributions from an IRA or Roth IRA generally are subject to withholding for the participant's federal income tax liability. The withholding rate varies according to the type of distribution and the owner's tax status. The owner will be provided the opportunity to elect not to have tax withheld from distributions.


The IRS has not reviewed the Contract for qualification as an IRA or Roth IRA, and has not addressed in a ruling of general applicability whether death benefit provisions in the Contract comport with IRA and

Roth IRA qualification requirements. The IRS may take the position that the enhanced death benefit provisions adversely affect the qualification of the Contract as an IRA or Roth IRA. Disqualification of the policy as an IRA or Roth IRA could result in the immediate taxation of amounts held in the Contract and the imposition of penalty taxes.


WHY MUST THE CONTRACTS ONLY BE PURCHASED AS IRAS OR THROUGH IRA ACCOUNTS OR ROTH IRA ACCOUNTS?



You may only purchase this Contract as an IRA Contract or through an established IRA Account or Roth IRA Account with MLPF&S. If we issued this Contract other than as IRA Contracts or through IRA Accounts or Roth IRA Accounts, the Contracts would not be treated as annuity contracts for federal income tax purposes and would therefore be taxed currently, for several reasons.



     - Variable annuity contracts (other than certain qualified contracts, including those that qualify as IRAs) are generally not treated as annuities for federal income tax purposes and thus lose their tax-deferred character if they do not satisfy certain diversification requirements set forth in section 817(h) of the IRC or if the owner can exercise control over the underlying investments. Investing in mutual fund shares that are "publicly available," i.e., shares of mutual funds that can be purchased directly without purchasing a variable annuity or life insurance contract, is incompatible with these requirements. The mutual funds available through the Contracts are publicly available.



     - Annuity contracts (other than qualified contracts) which fail to include certain provisions required by section 72(s) of the IRC are also not treated as annuity contracts for federal income tax purposes and are therefore not eligible for tax deferral. These provisions govern distributions that must occur when an annuity contract owner dies. The Contracts do not include these provisions.



In sum, standing alone, the Contracts would not be treated as annuity contracts for federal income tax purposes. However, this does not mean that an individual purchasing a Contract either as an IRA Contract or through an IRA Account or Roth IRA Account will be taxed currently on the Contract's earnings.



     - If a Contract is purchased through an IRA Account or Roth IRA Account, that Account should itself be exempt from current taxation until distributions occur, in accordance with the rules governing IRA Accounts and Roth IRA Accounts discussed above, as long as the Account continues to qualify as an IRA or Roth IRA. As a result, tax deferral of a Contract that is purchased through such an Account will be dependent solely upon the continued qualification of the Account as an IRA or Roth IRA.



     - Contracts that qualify as IRAs are not subject to restrictions against investing in publicly available mutual funds or to the requirements of section 72(s). However, they must satisfy other requirements in order to qualify as IRAs. We believe that Contracts purchased as IRAs will satisfy the applicable requirements and will therefore be exempt from current taxation until distributions occur, in accordance with the rules described above governing the federal income tax treatment of IRAs.


TRANSFERS OR EXCHANGES OF A CONTRACT

Transferring ownership of the Contract, designating a payee or beneficiary who is not also the owner, or exchanging a Contract can have other tax consequences that we don't discuss here. If you're thinking about any of those transactions, contact a tax advisor.

WITHHOLDING

Annuity distributions usually are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. However, recipients can usually choose not to have tax withheld from distributions.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax advisor should be consulted with respect to legislative developments and their effect on the Contract.

POSSIBLE CHARGE FOR OUR TAXES


Currently we don't charge the Separate Account for any federal, state, or local taxes on them or the Contracts (other than premium taxes), but we reserve the right to charge the Separate Account or the Contracts for any tax or other cost resulting from the tax laws that we believe should be attributed to them.


FOREIGN TAX CREDITS

To the extent that any Fund makes the appropriate election, certain foreign taxes paid by the Fund will be treated as being paid by the Company, which may deduct or claim a tax credit for such taxes. The benefits of any such deduction or credit will not be passed through to the contract owners.

                               OTHER INFORMATION

NOTICES AND ELECTIONS

You must send any changes, notices, and/or choices for your Contract to our Service Center. These requests must be in writing and signed unless you have submitted a telephone authorization form. If you have submitted an authorization form, you may make the following choices via telephone:

  1. Transfers

  2. Premium allocation

  3. Withdrawals, other than full surrenders

  4. Requests to change the annuity date

We will use reasonable procedures to confirm that a telephone request is proper. These procedures may include possible tape recording of telephone calls and obtaining appropriate identification before effecting any telephone transactions. We do not have any liability if we act on a request that we reasonably believe is proper.

You should protect your personal identification number (PIN), because telephone transactions will be available to anyone who provides your PIN. We may not be able to verify that you are the person providing telephone instructions, or that you have authorized any such person to act for you.

Telephone systems may not always be available. Any telephone system, whether it is yours, your service provider's, your Financial Advisor's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Service Center.

VOTING RIGHTS


We own all Fund shares held in the Separate Account. As the owner, we have the right to vote on any matter put to vote at any Funds' shareholder meetings. However, we will vote all Fund shares attributable to Contracts by following instructions we receive from you. If we don't receive voting instructions, we'll vote those shares in the same proportion as shares for which we receive instructions. We determine the number of shares you may give voting instructions on by dividing your interest in a subaccount by the net asset value per share of the corresponding Fund. We'll determine the number of shares you may give voting instructions on as of a record date we choose. We may vote Fund shares in our own right if laws change to permit us to do so.

You have voting rights until the annuity date. You may give voting instructions concerning:

  (1) the election of a Fund's Board of Directors;

  (2) ratification of a Fund's independent accountant;

  (3) approval of the investment advisory agreement for a Fund corresponding to your selected subaccounts;

  (4) any change in a fundamental investment policy of a Fund corresponding to your selected subaccounts; and

  (5) any other matter requiring a vote of the Fund's shareholders.

REPORTS TO CONTRACT OWNERS

At least once each contract year before the annuity date, we will send you information about your Contract. It will outline all your Contract transactions during the year, your Contract's current number of accumulation units in each subaccount, the value of each accumulation unit of each subaccount, and the contract value.

You will also receive an annual and a semi-annual report containing financial statements and a list of portfolio securities of the Funds.

SELLING THE CONTRACT

MLPF&S is the principal underwriter of the Contract. Its principal business address is 4 World Financial Center, New York, New York 10080. It was organized in 1958 under the laws of the state of Delaware and is registered as a broker-dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. MLPF&S is an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc.

Registered representatives (Financial Advisors) of MLPF&S sell the Contract. These Financial Advisors are registered with the NASD, licensed as insurance agents in the states in which they do business, and appointed through various Merrill Lynch Life Agencies as our insurance agents. Through a distribution agreement we have with MLPF&S and companion sales agreements we have with the Merrill Lynch Life Agencies, Merrill Lynch Life Agencies and/or MLPF&S compensate the Financial Advisors. The maximum commission paid to a Financial Advisor is 2.3% of each premium. In addition, on the annuity date, the Financial Advisor will receive compensation of up to 1.5% of contract value not subject to a sales charge. Financial Advisors may also be paid additional annual compensation of up to 0.51% of contract value. Reduced compensation may be paid on Contracts purchased by our employees or their spouses or dependents.

The maximum commission we will pay to the applicable insurance agency to be used to pay commissions to Financial Advisors is 5.0% of each premium and up to 0.88% of contract value. In addition, the maximum commission we will pay to the applicable insurance agency on the annuity date is 2.4% of contract value.

MLPF&S may arrange for sales of the Contract by other broker-dealers. Registered representatives of these other broker-dealers may be compensated on a different basis than MLPF&S Financial Advisors; however, commissions paid to registered representatives of these broker-dealers will not exceed those described above. Selling firms may retain a portion of commissions. We pay commissions through the registered broker-dealer, and may pay additional compensation to the broker-dealer and/or reimburse it for a portion of expenses relating to sales of the Contract. The registered representative may receive a portion of the expense reimbursement allowance paid to the broker-dealer.

Registered representatives of MLPF&S are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that MLPF&S offers, such as conferences, trips and awards. Other payments may be made for services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production or promotional literature, and similar services.


We intend to recoup commissions and other sales expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the contract owners or the Separate Account.


We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

STATE REGULATION

We are subject to the laws of the State of Arkansas and to the regulations of the Arkansas Insurance Department. We are also subject to the insurance laws and regulations of all jurisdictions in which we're licensed to do business.

We file an annual statement with the insurance departments of jurisdictions where we do business. The statement discloses our operations for the preceding year and our financial condition as of the end of that year. Our books and accounts are subject to insurance department review at all times. The Arkansas Insurance Department, in conjunction with the National Association of Insurance Commissioners, conducts a full examination of our operations periodically.

LEGAL PROCEEDINGS


There are no legal proceedings involving the Separate Account. We and MLPF&S are engaged in various kinds of routine litigation that, in our judgment, are not material to our total assets.


EXPERTS

Deloitte & Touche LLP, independent auditors, have audited our financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001. We include these financial statements in reliance upon the reports of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing. Their principal business address is Two World Financial Center, New York, New York 10281-1420.

LEGAL MATTERS

Our organization, our authority to issue the Contract, and the validity of the form of the Contract have been passed upon by Barry G. Skolnick, our General Counsel. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to federal securities laws.

REGISTRATION STATEMENTS

Registration Statements that relate to the Contract and its investment options have been filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940. This Prospectus does not contain all of the information in the registration statements. You can obtain the omitted information from the Securities and Exchange Commission's principal office in Washington, D.C., upon payment of a prescribed fee.

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The contents of the Statement of Additional Information for the Contract include the following:

OTHER INFORMATION
  Principal Underwriter
  Financial Statements
  Administrative Services Arrangements

CALCULATION OF YIELDS AND TOTAL RETURNS

FINANCIAL STATEMENTS OF MERRILL LYNCH LIFE INSURANCE COMPANY

                                   APPENDIX A


EXAMPLE: Assume that you are under age 80 at issue. You pay an initial premium of $100,000 on October 1, 2002 and a subsequent premium of $10,000 on April 1, 2004. You also make a withdrawal of $50,000 (including any applicable surrender charge) on May 1, 2004. Your death benefit, based on HYPOTHETICAL Contract values and transactions, and resulting hypothetical maximum anniversary values ("MAV"), are illustrated below. This example assumes hypothetical positive and negative investment performance of the Separate Account, as indicated, to demonstrate the calculation of the death benefit value. There is, of course, no assurance that the Separate Account will experience positive investment performance. The example does not reflect the deduction of fees and charges. FOR A DETAILED EXPLANATION OF HOW WE CALCULATE THE DEATH BENEFIT, SEE "DEATH BENEFIT."

                                                                                             (A)         (B)        (C)
                                                                        ----------------  ---------  -----------  --------
                                                                          TRANSACTIONS      PREMS
                                                                        ----------------  LESS ADJ.  MAX ANNIV.   CONTRACT
  DATE                                                                   PREM.   WITHDR.  WITHDRS.   VALUE (MAV)   VALUE
--------------------------------------------------------------------------------------------------------------------------
10/01/02  THE CONTRACT IS ISSUED                                        100,000             100,000            0   100,000
          MAV is $0 until first contract anniversary
10/01/03  FIRST CONTRACT ANNIVERSARY                                                        100,000      110,000   110,000
          Assume contract value increased by $10,000 due to positive investment performance
          Anniversary value for 10/1/2003 = Contract value on
          10/1/2003 = $110,000
          MAV = greatest of anniversary values = $110,000
04/01/04  OWNER PUTS IN $10,000 ADDITIONAL PREMIUM                       10,000             110,000      120,000   114,000
          Assume contract value decreased by $6,000 due to negative
          investment performance
          Anniversary value for 10/1/2003 = Contract value on
          10/1/2003 + premiums added since that
          anniversary = $110,000 + $10,000 = $120,000
          MAV = greatest of anniversary values = $120,000
05/01/04  OWNER TAKES A $50,000 WITHDRAWAL                                        50,000     50,000       60,000    50,000
          Assume contract value decreased by $14,000 due to negative investment performance
          Anniversary value for 10/1/2003 = contract value on
          10/1/2003 + premiums added - adjusted
          withdrawals since that anniversary = $110,000 + $10,000 -
          $60,000 = $60,000
                                                   Adjusted withdrawal
                   = withdrawal X maximum (MAV, prems - adj. withdrs.)
                                  ------------------------------------
                                                        contract value
                        = $50,000 X maximum (120,000, 110,000)/100,000
                                 = $50,000 X 120,000/100,000 = $60,000
          (Note: all values are determined immediately prior to the
          withdrawal)
          MAV = greatest of anniversary values = $60,000
10/01/04  SECOND CONTRACT ANNIVERSARY                                                        50,000       60,000    55,000
          Assume contract value increased by $5,000 due to positive
          investment performance
          Anniversary value for 10/1/2003 = $60,000
          Anniversary value for 10/1/2004 = contract value on
          10/1/2004 = $55,000
          MAV = greatest of anniversary values = maximum ($60,000,
          $55,000) = $60,000
10/01/05  THIRD CONTRACT ANNIVERSARY                                                         50,000       65,000    65,000
          Assume contract value increased by $10,000 due to positive investment performance
          Anniversary value for 10/1/2003 = $60,000
          Anniversary value for 10/1/2004 = contract value on
          10/1/2004 = $55,000
          Anniversary value for 10/1/2005 = contract value on
          10/1/2005 = $65,000
          MAV = greatest of anniversary values = maximum ($60,000,
          $55,000, $65,000) = $65,000

                                                                        --------------------------------

  DATE                                                                           DEATH BENEFIT
----------------------------------------------------------------------  --------------------------------
10/01/02  THE CONTRACT IS ISSUED                                        100,000 maximum of (A), (B), (C)
          MAV is $0 until first contract anniversary
10/01/03  FIRST CONTRACT ANNIVERSARY                                    110,000 maximum of (A), (B), (C)
          Assume contract value increased by $10,000 due to positive investment performance
          Anniversary value for 10/1/2003 = Contract value on
          10/1/2003 = $110,000
          MAV = greatest of anniversary values = $110,000
04/01/04  OWNER PUTS IN $10,000 ADDITIONAL PREMIUM                      120,000 maximum of (A), (B), (C)
          Assume contract value decreased by $6,000 due to negative
          investment performance
          Anniversary value for 10/1/2003 = Contract value on
          10/1/2003 + premiums added since that
          anniversary = $110,000 + $10,000 = $120,000
          MAV = greatest of anniversary values = $120,000
05/01/04  OWNER TAKES A $50,000 WITHDRAWAL                              60,000 maximum of (A), (B), (C)
          Assume contract value decreased by $14,000 due to negative investment performance
          Anniversary value for 10/1/2003 = contract value on
          10/1/2003 + premiums added - adjusted
          withdrawals since that anniversary = $110,000 + $10,000 -
          $60,000 = $60,000
                                                   Adjusted withdrawal
                   = withdrawal X maximum (MAV, prems - adj. withdrs.)
                                  ------------------------------------
                                                        contract value
                        = $50,000 X maximum (120,000, 110,000)/100,000
                                 = $50,000 X 120,000/100,000 = $60,000
          (Note: all values are determined immediately prior to the
          withdrawal)
          MAV = greatest of anniversary values = $60,000
10/01/04  SECOND CONTRACT ANNIVERSARY                                   60,000 maximum of (A), (B), (C)
          Assume contract value increased by $5,000 due to positive
          investment performance
          Anniversary value for 10/1/2003 = $60,000
          Anniversary value for 10/1/2004 = contract value on
          10/1/2004 = $55,000
          MAV = greatest of anniversary values = maximum ($60,000,
          $55,000) = $60,000
10/01/05  THIRD CONTRACT ANNIVERSARY                                    65,000 maximum of (A), (B), (C)
          Assume contract value increased by $10,000 due to positive investment performance
          Anniversary value for 10/1/2003 = $60,000
          Anniversary value for 10/1/2004 = contract value on
          10/1/2004 = $55,000
          Anniversary value for 10/1/2005 = contract value on
          10/1/2005 = $65,000
          MAV = greatest of anniversary values = maximum ($60,000,
          $55,000, $65,000) = $65,000

STATEMENT OF ADDITIONAL INFORMATION

OCTOBER   , 2002


             MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT D

         FLEXIBLE PREMIUM INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT

                                   ISSUED BY

                      MERRILL LYNCH LIFE INSURANCE COMPANY

                    HOME OFFICE: LITTLE ROCK, ARKANSAS 72201
                         SERVICE CENTER: P.O. BOX 44222
                        JACKSONVILLE, FLORIDA 32231-4222
                           4804 DEER LAKE DRIVE EAST
                          JACKSONVILLE, FLORIDA 32246
                             PHONE: (800) 535-5549

                                OFFERED THROUGH

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED


This individual deferred variable annuity contract (the "Contract") is designed to provide comprehensive and flexible ways to invest and to create a source of income protection for later in life through the payment of annuity benefits. An annuity is intended to be a long term investment. Contract owners should consider their need for deferred income before purchasing the Contract. The Contract is issued by Merrill Lynch Life Insurance Company ("Merrill Lynch Life") as an Individual Retirement Annuity ("IRA") that is given qualified tax status. The Contract may also be purchased through an established IRA Account or Roth IRA Account with Merrill Lynch, Pierce, Fenner & Smith Incorporated.



This Statement of Additional Information is not a prospectus and should be read
together with the Contract's Prospectus dated October   , 2002, which is
available on request and without charge by writing to or calling Merrill Lynch Life at the Service Center address or phone number set forth above.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
OTHER INFORMATION...........................................    3
Principal Underwriter.......................................    3
Financial Statements........................................    3
Administrative Services Arrangements........................    3

CALCULATION OF YIELDS AND TOTAL RETURNS.....................    3
Money Market Yields.........................................    3
Other Subaccount Yields.....................................    4
Total Returns...............................................    5

FINANCIAL STATEMENTS OF MERRILL LYNCH LIFE INSURANCE
  COMPANY...................................................  G-1

                               OTHER INFORMATION

PRINCIPAL UNDERWRITER


Merrill Lynch, Pierce, Fenner & Smith Incorporated, an affiliate of Merrill Lynch Life, performs all sales and distribution functions regarding the Contracts and may be deemed the principal underwriter of Merrill Lynch Life Variable Annuity Separate Account D (the "Separate Account") under the Investment Company Act of 1940. The offering is continuous. Merrill Lynch, Pierce, Fenner & Smith Incorporated has not received any payments or commissions in connection with the sale of the Contracts.


FINANCIAL STATEMENTS


The financial statements of Merrill Lynch Life included in this Statement of Additional Information should be distinguished from the financial statements of the Separate Account and should be considered only as bearing upon the ability of Merrill Lynch Life to meet any obligations it may have under the Contract.


ADMINISTRATIVE SERVICES ARRANGEMENTS


Merrill Lynch Life has entered into a Service Agreement with its parent, Merrill Lynch Insurance Group, Inc. ("MLIG") pursuant to which Merrill Lynch Life can arrange for MLIG to provide directly or through affiliates certain services. Pursuant to this agreement, Merrill Lynch Life has arranged for MLIG to provide administrative services for the Separate Account and the Contracts, and MLIG, in turn, has arranged for a subsidiary, Merrill Lynch Insurance Group Services, Inc. ("MLIG Services"), to provide these services. Compensation for these services, which will be paid by Merrill Lynch Life, will be based on the charges and expenses incurred by MLIG Services, and will reflect MLIG Services' actual costs. Merrill Lynch Life has not paid any administrative services fees in connection with the Separate Account or the Contracts in the past three years.


                    CALCULATION OF YIELDS AND TOTAL RETURNS

MONEY MARKET YIELD

From time to time, Merrill Lynch Life may quote in advertisements and sales literature the current annualized yield for the Ready Assets Subaccount for a 7-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the underlying Funds or on their respective portfolio securities. The current annualized yield is computed by:
(a) determining the net change (exclusive of realized gains and losses on the sales of securities and unrealized appreciation and depreciation) at the end of the 7-day period in the value of a hypothetical account under a Contract having a balance of 1 unit at the beginning of the period, (b) dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return; and (c) annualizing this quotient on a 365-day basis. The net change in account value reflects: (1) net income from the Fund attributable to the hypothetical account; and (2) charges and deductions imposed under the Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for: (1) the asset-based insurance charge; and (2) the annual contract fee. For purposes of calculating current yield for a Contract, an average per unit contract fee is used. Based on our current estimates of average contract size and withdrawals, we have assumed the average per unit contract fee to be 0.03%. Current yield will be calculated according to the following formula:


                   Current Yield = ((NCF - ES)/UV) X (365/7)

Where:

NCF   =   the net change in the value of the Fund (exclusive of
          realized gains and losses on the sale of securities and
          unrealized appreciation and depreciation) for the 7-day
          period attributable to a hypothetical account having a
          balance of 1 unit.

ES    =   per unit expenses for the hypothetical account for the 7-day period.

UV    =   the unit value on the first day of the 7-day period.


Merrill Lynch Life also may quote the effective yield of the Ready Assets Subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return according to the following formula:

                                                      365/7
               Effective Yield = (1 + ((NCF - ES)/UV))      - 1

Where:

NCF   =   the net change in the value of the Fund (exclusive of
          realized gains and losses on the sale of securities and
          unrealized appreciation and depreciation) for the 7-day
          period attributable to a hypothetical account having a
          balance of 1 unit.

ES    =   per unit expenses of the hypothetical account for the 7-day period.

UV    =   the unit value for the first day of the 7-day period.

Because of the charges and deductions imposed under the Contract, the yield for the Ready Assets Subaccount will be lower than the yield for the corresponding underlying Fund.

The yields on amounts held in the Ready Assets Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the underlying Fund, the types and qualities of portfolio securities held by the Fund and the Fund's operating expenses. Yields on amounts held in the Ready Assets Subaccount may also be presented for periods other than a 7-day period.

OTHER SUBACCOUNT YIELDS

From time to time, Merrill Lynch Life may quote in sales literature or advertisements the current annualized yield of one or more of the subaccounts (other than the Ready Assets Subaccount) for a Contract for a 30-day or one-month period. The annualized yield of a subaccount refers to income generated by the subaccount over a specified 30-day or one-month period. Because the yield is annualized, the yield generated by the subaccount during the 30-day or one-month period is assumed to be generated each period over a 12-month period. The yield is computed by: (1) dividing the net investment income of the Fund attributable to the subaccount units less subaccount expenses for the period; by (2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; then (3) compounding that yield for a 6-month period; and then (4) multiplying that result by 2. Expenses attributable to the subaccount include the asset-based insurance charge and the annual contract fee. For purposes of calculating the 30-day or one-month yield, an average contract fee per dollar of contract value in the subaccount is used to determine the amount of the charge attributable to the subaccount for the 30-day or one-month period. Based on our current estimates of average contract size and withdrawals, we have assumed the average contract fee to be 0.03%. The 30-day or one-month yield is calculated according to the following formula:


                                                       6
                Yield = 2 X ((((NI - ES)/(U X UV)) + 1)  - 1)

Where:

NI    =   net investment income of the Fund for the 30-day or
          one-month period attributable to the subaccount's units.

ES    =   expenses of the subaccount for the 30-day or one-month
          period.

U     =   the average number of units outstanding.

UV    =   the unit value at the close of the last day in the 30-day or one-month

Currently, Merrill Lynch Life may quote yields on bond subaccounts. Because of the charges and deductions imposed under the Contracts, the yield for a subaccount will be lower than the yield for the corresponding Fund.

The yield on the amounts held in the subaccounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A subaccount's actual yield is affected by the types and quality of portfolio securities held by the corresponding Fund, and its operating expenses.

Yield calculations do not take into account the surrender charge on amounts surrendered or withdrawn under the Contract deemed to consist of premiums paid within the preceding three years. A surrender charge will not be imposed on the "free withdrawal amount" each year.

TOTAL RETURNS

From time to time, Merrill Lynch Life also may quote in sales literature or advertisements, total returns, including average annual total returns for one or more of the subaccounts for various periods of time. Average annual total returns will be provided for a subaccount for 1, 5 and 10 years, or for a shorter period, if applicable.

Total returns assume the Contract was surrendered at the end of the period shown, and are not indicative of performance if the Contract was continued for a longer period.


Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value or that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will generally be as of the most recent calendar quarter-end.



Average annual total returns are calculated using subaccount unit values calculated on each valuation day based on the performance of the corresponding underlying Fund, the deductions for the asset-based insurance charge and the contract fee, and assume a surrender of the Contract at the end of the period for the return quotation. Total returns therefore reflect a deduction of the surrender charge for any period of six years or less. For purposes of calculating total return, an average per dollar contract fee attributable to the hypothetical account for the period is used. Based on our current estimates of average contract size and withdrawals, we have assumed the average contract fee to be 0.03%. The average annual total return is then calculated according to the following formula:


                                         1/N
                            TR = ((ERV/P)    - 1

Where:

TR    =   the average annual total return net of subaccount recurring charges (such as the asset-based insurance charge and
          contract fee).

ERV   =   the ending redeemable value (net of any applicable surrender charge) at the end of the period of the hypothetical account with an initial payment of $1,000.

P     =   a hypothetical initial payment of $1,000.

N     =   the number of years in the period.


From time to time, Merrill Lynch Life also may quote in sales literature or advertisements total returns that do not reflect the surrender charge. These are calculated in exactly the same way as average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any surrender charge on surrender of the Contract. In addition, such nonstandard returns may also be quoted for other periods.



From time to time, Merrill Lynch Life also may quote in sales literature or advertisements total returns for periods prior to the date a subaccount commenced operations. This performance information for the subaccounts is calculated based on the assumption that the subaccounts had been in existence and had invested in the corresponding underlying Funds for the same period that the corresponding Funds had been in operation, with the level of Contract charges currently in effect.



Based on the performance of the underlying Funds and these assumptions, including surrender of the Contract at the end of the relevant period, average annual total return information is as follows:



                                                                                                  FOR THE
                                                                                                  10-YEAR
                                                                                                PERIOD ENDED
                                                                 FOR THE        FOR THE        JUNE 30, 2002
                                                  DATE            1-YEAR         5-YEAR        (OR DATE FUND
                                               FUND CLASS      PERIOD ENDED   PERIOD ENDED       COMMENCED
                                               COMMENCED         JUNE 30,       JUNE 30,     OPERATIONS IF LESS
FUND                                           OPERATIONS          2002           2002         THAN 10 YEARS)
----                                       ------------------  ------------   ------------   ------------------
Merrill Lynch Basic Value Fund, Inc.       October 21, 1994       (17.28)%        3.17%            10.02%
  (Class D)
Merrill Lynch Bond Fund, Inc.--Core Bond   October 21, 1994        (0.65)%        4.01%             5.56%
  (Class D)
Merrill Lynch Fundamental Growth Fund,     December 24, 1992      (26.93)%        2.29%             7.87%
  Inc. (Class D)
Merrill Lynch Global Allocation Fund,      October 21, 1994       (11.48)%        5.17%             8.95%
  Inc. (Class D)
Merrill Lynch S&P 500 Index Fund (Class    April 3, 1997          (24.55)%        1.09%             4.51%
  D)
Merrill Lynch Small Cap Value Fund (Class  October 21, 1994       (10.82)%       10.76%            14.71%
  D)
Merrill Lynch US Govt. Mortgage Fund       September 28, 1984       0.22%         4.96%             4.91%
  (Class D)
AIM Constellation Fund (Class A)           April 30, 1976         (28.00)%       (0.88)%            8.97%
AIM Premier Equity Fund (Class A)          May 1, 1984            (32.58)%       (0.54)%            9.19%
Alliance Growth and Income Fund (Class A)  July 1, 1932           (25.52)%        5.34%            10.66%
Alliance Premier Growth Fund, Inc. (Class  September 28, 1992     (35.58)%       (1.55)%            8.49%
  A)
American Century Equity Income Fund        March 7, 1997           (3.76)%        9.04%            13.48%
  (Advisor Class)

                                                                                                  FOR THE
                                                                                                  10-YEAR
                                                                                                PERIOD ENDED
                                                                 FOR THE        FOR THE        JUNE 30, 2002
                                                  DATE            1-YEAR         5-YEAR        (OR DATE FUND
                                               FUND CLASS      PERIOD ENDED   PERIOD ENDED       COMMENCED
                                               COMMENCED         JUNE 30,       JUNE 30,     OPERATIONS IF LESS
FUND                                           OPERATIONS          2002           2002         THAN 10 YEARS)
----                                       ------------------  ------------   ------------   ------------------
The Bond Fund of America, Inc. (Class A)   May 28, 1974            (4.55)%        3.32%             5.46%
The Growth Fund of America, Inc. (Class    December 1, 1973       (27.06)%        9.62%            12.51%
  A)
The Income Fund of America, Inc. (Class    December 1, 1973        (7.70)%        5.21%             9.01%
  A)
The Investment Company of America (Class   January 1, 1934        (16.90)%        5.79%            10.84%
  A)
Davis New York Venture Fund (Class A)      February 17, 1969      (20.84)%        3.81%            12.48%
Delaware Trend Fund (Class A)              October 3, 1968        (24.16)%        7.30%            12.23%
Fidelity Advisor Equity Growth Fund        November 22, 1983      (32.04)%        1.86%            10.16%
  (Class A)
Fidelity Advisor Mid Cap Fund (Class A)    February 20, 1996      (21.91)%       11.19%            13.24%
Fidelity Advisor Overseas Fund (Class A)   April 23, 1990         (18.61)%       (2.45)%            4.45%
Lord Abbett Bond-Debenture Fund, Inc.      April 1, 1971           (9.80)%        0.88%             5.19%
  (Class A)
Lord Abbett Mid Cap Value Fund, Inc.       June 28, 1983           (3.95)%       12.42%            13.97%
  (Class A)
MFS Core Growth Fund (Class A)             January 2, 1996        (30.75)%        6.07%            12.62%
MFS Research International Fund (Class A)  January 2, 1997        (15.55)%        2.16%             4.81%
MFS Mid Cap Growth Fund (Class A)          December 1, 1993       (52.39)%        2.04%             6.42%
Oppenheimer Global Fund (Class A)          December 22, 1969      (18.10)%        7.68%            10.87%
Oppenheimer Main St. Growth & Income Fund  February 3, 1988       (18.29)%        2.36%            12.55%
  (Class A)
Oppenheimer Quest Opportunity Value Fund   January 3, 1989        (19.17)%        1.96%            10.00%
  (Class A)
PIMCO Renaissance Fund (Class A)           April 18, 1988          (2.55)%       14.90%            16.15%
PIMCO Small Cap Value Fund (Class A)       October 1, 1991          5.26%         7.64%            12.05%
PIMCO Total Return Fund (Class A)          May 11, 1987             2.10%         5.87%             6.38%
Putnam Fund For Growth and Income (Class   November 6, 1957       (20.29)%        0.88%             8.85%
  A)
Putnam International Growth Fund (Class    February 28, 1991      (16.43)%        4.43%             9.76%
  A)
Putnam Voyager Fund (Class A)              April 1, 1969          (30.55)%        1.41%             9.83%
Seligman Small-Cap Value Fund (Class A)    April 25, 1997          (2.66)%        4.27%             8.10%
Templeton Foreign Fund (Class A)           October 5, 1982         (7.24)%        1.31%             6.58%
Templeton Growth Fund, Inc. (Class A)      November 29, 1954       (4.62)%        4.17%             9.89%
Van Kampen Comstock Fund (Class A)         October 7, 1968        (23.36)%        8.55%            11.97%
Van Kampen Equity and Income Fund (Class   August 3, 1960         (10.84)%        7.91%            11.75%
  A)
Van Kampen Aggressive Growth Fund (Class   May 29, 1996           (35.68)%        6.70%             6.37%
  A)


From time to time, Merrill Lynch Life also may quote in sales literature or advertisements total returns or other performance information for a hypothetical Contract assuming the initial premium is allocated to more than one subaccount or assuming monthly transfers from a specified subaccount to one or more designated subaccounts under a dollar cost averaging program. Merrill Lynch Life also may quote in sales literature or advertisements total returns or other performance information for a hypothetical Contract assuming participation in an asset allocation or rebalancing program. These returns will reflect the performance of the affected subaccount(s) for the amount and duration of the allocation to each subaccount for the hypothetical Contract. They also will reflect the deduction of the charges described above except for the surrender charge. For example, total return information for a Contract with a dollar cost averaging program for a 12-month period will assume commencement of the program at the beginning of the most recent 12-month period for which average annual total return information is available. This information will assume an initial lump-sum investment in a specified subaccount (the "DCA subaccount") at the beginning of that period and monthly transfers of a portion of the contract value from the DCA subaccount to designated other subaccount(s) during the 12-month period. The total return for the Contract for this 12-month period therefore will reflect the return on the portion of the contract value that remains invested in the DCA subaccount for the period it is assumed to be so invested, as affected by monthly transfers, and the return on amounts transferred to the designated other subaccounts for the period during which those amounts are assumed to be invested in those subaccounts. The return for an amount invested in a subaccount will be based on the performance of that subaccount for the duration of the investment, and will reflect the charges described above other than the surrender charge. Performance information for a dollar cost-averaging program also may show the returns for various periods for a designated subaccount assuming monthly transfers to the subaccount, and may compare those returns to returns assuming an initial lump-sum investment in that subaccount. This information also may be compared to various indices, such as the Merrill Lynch 91-day Treasury Bills index or the U.S. Treasury Bills index and may be illustrated by graphs, charts, or otherwise.

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Merrill Lynch Life Insurance Company:

We have audited the accompanying balance sheets of Merrill Lynch Life Insurance Company (the "Company"), a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc., as of December 31, 2001 and 2000, and the related statements of earnings, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.






Deloitte & Touche, LLP
New York, New York

February 25, 2002

MERRILL LYNCH LIFE INSURANCE COMPANY
(A wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2000
(Dollars in thousands, except common stock par value and shares)
================================================================================

ASSETS                                                                                   2001                2000
------                                                                                   ----                ----
INVESTMENTS:
    Fixed maturity securities, at estimated fair value
       (amortized cost: 2001 - $2,009,129; 2000 - $2,050,333)                      $     2,007,123     $     2,012,016
    Equity securities, at estimated fair value
       (cost: 2001 - $167,959; 2000 - $218,632)                                            163,701             204,617
    Trading account securities, at estimated fair value                                     23,636              24,859
    Real estate held-for-sale                                                               19,447              19,447
    Limited partnerships, at cost                                                           11,270              10,413
    Policy loans on insurance contracts                                                  1,194,478           1,193,690
                                                                                  ------------------  -----------------

       Total Investments                                                                 3,419,655           3,465,042


CASH AND CASH EQUIVALENTS                                                                  130,429              92,730
ACCRUED INVESTMENT INCOME                                                                   69,884              71,001
DEFERRED POLICY ACQUISITION COSTS                                                          470,938             494,088
FEDERAL INCOME TAXES - DEFERRED                                                                  -              10,902
REINSURANCE RECEIVABLES                                                                      9,428               3,090
AFFILIATED RECEIVABLES - NET                                                                     -                 667
RECEIVABLES FROM SECURITIES SOLD                                                             2,317               2,578
OTHER ASSETS                                                                                41,912              40,614
SEPARATE ACCOUNTS ASSETS                                                                11,305,453          12,362,798
                                                                                  ------------------  -----------------




TOTAL ASSETS                                                                       $    15,450,016     $    16,543,510
                                                                                  ==================  =================

See accompanying notes to financial statements.

================================================================================

LIABILITIES AND STOCKHOLDER'S EQUITY                                                     2001                2000
------------------------------------                                                     ----                ----
LIABILITIES:
    POLICYHOLDER LIABILITIES AND ACCRUALS:
       Policyholders' account balances                                             $     3,255,791     $     3,421,873
       Claims and claims settlement expenses                                                95,020              85,673
                                                                                  ------------------  -----------------
                  Total policyholder liabilities and accruals                            3,350,811           3,507,546

    OTHER POLICYHOLDER FUNDS                                                                14,239              17,678
    LIABILITY FOR GUARANTY FUND ASSESSMENTS                                                  8,449              10,250
    FEDERAL INCOME TAXES - DEFERRED                                                         13,931                   -
    FEDERAL INCOME TAXES - CURRENT                                                           5,522               5,134
    PAYABLES FOR SECURITIES PURCHASED                                                       29,795               1,328
    AFFILIATED PAYABLES - NET                                                                3,736                   -
    UNEARNED POLICY CHARGE REVENUE                                                         113,676             101,182
    OTHER LIABILITIES                                                                        7,594              32,074
    SEPARATE ACCOUNTS LIABILITIES                                                       11,298,821          12,356,035
                                                                                  ------------------  -----------------
                  Total Liabilities                                                     14,846,574          16,031,227
                                                                                  ------------------  -----------------

STOCKHOLDER'S EQUITY:
    Common stock ($10 par value; authorized: 1,000,000 shares; issued and
       outstanding: 250,000 shares)                                                          2,500               2,500
    Additional paid-in capital                                                             347,324             347,324
    Retained earnings                                                                      273,046             194,808
    Accumulated other comprehensive loss                                                   (19,428)            (32,349)
                                                                                  ------------------  -----------------
                  Total Stockholder's Equity                                               603,442             512,283
                                                                                  ------------------  -----------------


TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                         $    15,450,016     $    16,543,510
                                                                                  ==================  =================

MERRILL LYNCH LIFE INSURANCE COMPANY
(A wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(Dollars in thousands)
================================================================================

                                                                            2001            2000           1999
                                                                            ----            ----           ----
REVENUES:

   Policy charge revenue                                               $     253,837   $     268,252  $      233,029
   Net investment income                                                     221,872         239,173         253,835
   Net realized investment gains (losses)                                    (13,844)             59           8,875
                                                                       -------------   -------------  --------------

               Total Revenues                                                461,865         507,484         495,739
                                                                       -------------   -------------  --------------

BENEFITS AND EXPENSES:
   Interest credited to policyholders' account balances                      153,111         164,216         175,839
   Market value adjustment expense                                             2,296             481           2,400
   Policy benefits (net of reinsurance recoveries: 2001 - $16,562;
      2000 - $14,594; 1999 - $14,175)                                         37,773          21,616          32,983
   Reinsurance premium ceded                                                  24,535          23,913          21,691
   Amortization of deferred policy acquisition costs                          59,335          53,523          65,607
   Insurance expenses and taxes                                               65,700          57,592          53,377
                                                                       -------------   -------------  --------------

               Total Benefits and Expenses                                   342,750         321,341         351,897
                                                                       -------------   -------------  --------------

                  Earnings Before Federal Income Tax Provision               119,115         186,143         143,842
                                                                       -------------   -------------  --------------

FEDERAL INCOME TAX PROVISION (BENEFIT):
   Current                                                                    23,002          43,531          48,846
   Deferred                                                                   17,875          16,931          (1,135)
                                                                       -------------   -------------  --------------

               Total Federal Income Tax Provision                             40,877          60,462          47,711
                                                                       -------------   -------------  --------------


NET EARNINGS                                                           $      78,238   $     125,681  $       96,131
                                                                       =============   =============  ==============

See accompanying notes to financial statements.

MERRILL LYNCH LIFE INSURANCE COMPANY
(A wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(Dollars in thousands)
================================================================================

                                                                                      2001           2000           1999
                                                                                      ----           ----           ----
NET EARNINGS                                                                     $     78,238   $   125,681    $   96,131
                                                                                 -------------  -------------  -------------

OTHER COMPREHENSIVE INCOME (LOSS):

   Net unrealized gains (losses) on available-for-sale securities:
      Net unrealized holding gains (losses) arising during the period                  31,567        64,027      (143,202)
      Reclassification adjustment for (gains) losses included in net earnings          13,361           428        (8,347)
                                                                                 -------------  -------------  -------------

       Net unrealized gains (losses) on investment securities                          44,928        64,455      (151,549)

      Adjustments for:
              Policyholder liabilities                                                 (9,498)      (13,859)       31,959
              Deferred policy acquisition costs                                       (15,551)      (23,310)       42,890
              Deferred federal income taxes                                            (6,958)       (9,550)       26,845
                                                                                 -------------  -------------  -------------

   Total other comprehensive income (loss), net of tax                                 12,921        17,736       (49,855)
                                                                                 -------------  -------------  -------------

COMPREHENSIVE INCOME                                                             $     91,159   $   143,417    $   46,276
                                                                                 =============  =============  =============

See accompanying notes to financial statements.

MERRILL LYNCH LIFE INSURANCE COMPANY
(A wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(Dollars in thousands, except common stock par value and shares)
================================================================================

                                                                                          Accumulated
                                                           Additional                        other            Total
                                               Common       paid-in       Retained       comprehensive    stockholder's
                                               stock        capital       earnings            loss            equity
                                            -----------  -------------  ------------   -----------------  --------------
BALANCE, JANUARY 1, 1999                    $     2,000  $     347,324  $    173,496   $            (230) $      522,590

   Stock dividend paid to parent
      ($10 par value, 50,000 shares)                500                         (500)                                  -
   Cash dividend paid to parent                                             (135,000)                           (135,000)
   Net earnings                                                               96,131                              96,131
   Other comprehensive loss, net of tax                                                          (49,855)        (49,855)
                                            -----------  -------------  ------------   -----------------  --------------

BALANCE, DECEMBER 31, 1999                        2,500        347,324       134,127             (50,085)        433,866

   Cash dividend paid to parent                                              (65,000)                            (65,000)
   Net earnings                                                              125,681                             125,681
   Other comprehensive income, net of tax                                                         17,736          17,736
                                            -----------  -------------  ------------   -----------------  --------------

BALANCE, DECEMBER 31, 2000                        2,500        347,324       194,808             (32,349)        512,283

   Net earnings                                                               78,238                              78,238
   Other comprehensive income, net of tax                                                         12,921          12,921
                                            -----------  -------------  ------------   -----------------  --------------

BALANCE, DECEMBER 31, 2001                  $     2,500  $     347,324  $    273,046   $         (19,428) $      603,442
                                            ===========  =============  ============   =================  ==============

See accompanying notes to financial statements.

MERRILL LYNCH LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(Dollars in thousands)
================================================================================

                                                                                  2001             2000            1999
                                                                                  ----             ----            ----
Cash Flows From Operating Activities:
  Net earnings                                                              $        78,238  $       125,681  $       96,131
  Noncash items included in earnings:
    Amortization of deferred policy acquisition costs                                59,335           53,523          65,607
    Capitalization of policy acquisition costs                                      (51,736)         (95,006)        (92,992)
    Accretion of investments                                                         (1,033)          (1,338)         (1,649)
    Interest credited to policyholders' account balances                            153,111          164,216         175,839
    Provision (benefit) for deferred Federal income tax                              17,875           16,931          (1,135)
  (Increase) decrease in operating assets:
    Accrued investment income                                                         1,117            2,166             292
    Reinsurance receivables                                                          (6,338)           1,104          (1,301)
    Affiliated receivables                                                              667             (380)           (287)
    Other                                                                            (1,298)           6,827            (929)
  Increase (decrease) in operating liabilities:
    Claims and claims settlement expenses                                             9,347              (23)         21,771
    Other policyholder funds                                                         (3,439)          (7,417)          4,293
    Liability for guaranty fund assessments                                          (1,801)          (4,639)          1,025
    Federal income taxes - current                                                      388           (7,672)         (3,034)
    Affiliated payables                                                               3,736                -            (822)
    Unearned policy charge revenue                                                   12,494           23,519          22,428
    Other                                                                           (24,695)           6,206           1,595
  Other operating activities:
    Net realized investment (gains) losses (excluding losses on cash and
     cash equivalents)                                                               13,844              (60)         (8,892)
                                                                            ---------------- ---------------- ----------------

      Net cash and cash equivalents provided by operating activities                259,812          283,638         277,940
                                                                            ---------------- ---------------- ----------------

Cash Flow From Investing Activities:
  Proceeds from (payments for):
    Sales of available-for-sale securities                                          279,420          143,373         595,836
    Maturities of available-for-sale securities                                     342,148          260,953         378,914
    Purchases of available-for-sale securities                                     (512,979)        (243,292)       (748,436)
    Trading account securities                                                         (214)            (372)           (154)
    Sales of real estate held-for-sale                                                    -            1,375          13,282
    Policy loans on insurance contracts                                                (788)         (34,527)        (19,707)
    Recapture of investment in separate accounts                                          -              665          12,267
    Investment in separate accounts                                                  (1,009)          (2,195)         (5,381)
                                                                            ---------------- ---------------- ----------------

      Net cash and cash equivalents provided by investing activities                106,578          125,980         226,621
                                                                            ---------------- ---------------- ----------------

See accompanying notes to financial statements.                      (Continued)

MERRILL LYNCH LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
(Continued)(Dollars in thousands)
================================================================================

                                                                                     2001               2000               1999
                                                                                     ----               ----               ----
Cash Flows from Financing Activities:
  Proceeds from (payments for):
    Dividends paid to parent                                                   $             -    $       (65,000)   $     (135,000)
    Policyholder deposits                                                            1,090,788          1,469,839         1,196,120
    Policyholder withdrawals (including transfers to/from separate accounts)        (1,419,479)        (1,813,908)       (1,568,877)
                                                                               ---------------    ---------------    --------------

      Net cash and cash equivalents used by financing activities                      (328,691)          (409,069)         (507,757)
                                                                               ---------------    ---------------    --------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    37,699                549            (3,196)

CASH AND CASH EQUIVALENTS
   Beginning of year                                                                    92,730             92,181            95,377
                                                                               ---------------    ---------------    --------------

   End of year                                                                 $       130,429    $        92,730    $       92,181
                                                                               ===============    ===============    ==============

Supplementary Disclosure of Cash Flow Information:
   Cash paid to affiliates for:
      Federal income taxes                                                     $        22,614    $        51,203    $       51,880
      Interest                                                                             639                850               688

See accompanying notes to financial statements.

MERRILL LYNCH LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)
================================================================================

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS: Merrill Lynch Life Insurance Company (the "Company") is a wholly owned subsidiary of Merrill Lynch Insurance Group, Inc. ("MLIG"). The Company is an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. ("Merrill Lynch & Co."). The Company is domiciled in the State of Arkansas.

The Company sells non-participating life insurance and annuity products including variable life insurance, variable annuities, market value adjusted annuities and immediate annuities. During 2001, the Company discontinued manufacturing and marketing estate planning life insurance products. The Company is currently licensed to sell insurance and annuities in forty-nine states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and Guam. The Company markets its products solely through the retail network of Merrill Lynch, Pierce, Fenner & Smith, Incorporated ("MLPF&S"), a wholly owned broker-dealer subsidiary of Merrill Lynch & Co.

BASIS OF REPORTING: The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices, both of which require management to make estimates that affect the reported amounts and disclosure of contingencies in the financial statements. Actual results could differ from those estimates.

The significant accounting policies and related judgements underlying the Company's financial statements are summarized below. In applying these policies, management makes subjective and complex judgements that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance industry; others are specific to the Company's business and operations.

For the purpose of reporting cashflows, cash and cash equivalents include cash on hand and on deposit and short-term investments with original maturities of three months or less.

To facilitate comparisons with the current year, certain amounts in the prior years have been reclassified.

REVENUE RECOGNITION: Revenues for variable annuity contracts consist of policy charges for mortality and expense risks, administration fees, and annual contract maintenance charges, as well as withdrawal charges assessed on contracts surrendered during the withdrawal charge period.

Revenues for variable life insurance contracts consist of policy charges for mortality and expense risks, cost of insurance fees, and amortization of front-end and deferred sales charges, as well as withdrawal charges assessed on contracts surrendered during the withdrawal charge period.

Revenues for interest-sensitive annuity contracts (market value adjusted annuities and immediate annuities) and interest-sensitive life insurance contracts (single premium whole life insurance - not currently marketed) consist of investment income and withdrawal charges assessed on contracts surrendered during the withdrawal charge period.

INVESTMENTS: The Company's investments in debt and equity securities are classified as either available-for-sale or trading and are reported at estimated fair value. Unrealized gains and losses on available-for-sale securities are included in stockholder's equity as a component of accumulated other comprehensive loss, net of tax. Unrealized gains and losses on trading account securities are included in net realized investment gains (losses). If management determines that a decline in the value of a security is other-than-temporary, based on the review of current market conditions and credit quality, the carrying value is adjusted to estimated fair value and the decline in value is recorded as a net realized investment loss.

For fixed maturity securities, premiums are amortized to the earlier of the call or maturity date, discounts are accreted to the maturity date, and interest income is accrued daily. For equity securities, dividends are recognized on the dividend declaration date. Realized gains and losses on the sale or maturity of investments are determined on the basis of specific identification. Investment transactions are recorded on the trade date.

Certain fixed maturity securities are considered non-investment grade. The Company defines non-investment grade fixed maturity securities as unsecured debt obligations that do not have a rating equivalent to Standard and Poor's (or similar rating agency) BBB- or higher.

Real estate held-for-sale is stated at estimated fair value less estimated selling costs.

Policy loans on insurance contracts are stated at unpaid principal balances.

Investments in limited partnerships are carried at cost.

DEFERRED POLICY ACQUISITION COSTS: Policy acquisition costs for life and annuity contracts are deferred and amortized based on the estimated future gross profits for each group of contracts. These future gross profit estimates are subject to periodic evaluation by the Company, with necessary revisions applied against amortization to date. The impact of these revisions on cumulative amortization is recorded as a charge or credit to current operations. It is reasonably possible that estimates of future gross profits could be reduced in the future, resulting in a material reduction in the carrying amount of deferred policy acquisition costs.

Policy acquisition costs are principally commissions and a portion of certain other expenses relating to policy acquisition, underwriting and issuance that are primarily related to and vary with the production of new business. Insurance expenses and taxes reported in the statements of earnings are net of amounts deferred. Policy acquisition costs can also arise from the acquisition or reinsurance of existing inforce policies from other insurers. These costs include ceding commissions and professional fees related to the reinsurance assumed. The deferred costs are amortized in proportion to the estimated future gross profits over the anticipated life of the acquired insurance contracts utilizing an interest methodology.

During 1990, the Company entered into an assumption reinsurance agreement with an unaffiliated insurer. The acquisition costs relating to this agreement are being amortized over a twenty-five year period using an effective interest rate of 7.5%. This reinsurance agreement provided for payment of contingent ceding commissions, for a ten year period, based upon the persistency and mortality experience of the insurance contracts assumed. Any payments made for the contingent ceding commissions were capitalized and amortized using an identical methodology as that used for the initial acquisition costs. The following is a reconciliation of the acquisition costs related to the reinsurance agreement for the years ended December 31:

                                                          2001                   2000                    1999
                                                          ----                   ----                    ----
    Beginning balance                               $      105,503         $       102,074         $       101,793
    Capitalized amounts                                        147                  10,891                  11,759
    Interest accrued                                         7,913                   7,656                   7,634
    Amortization                                           (17,694)                (15,118)                (19,112)
                                                    ----------------       ----------------        ----------------
    Ending balance                                  $       95,869         $       105,503         $       102,074
                                                    ================       ================        ================

The following table presents the expected amortization, net of interest accrued, of these deferred acquisition costs over the next five years. The amortization may be adjusted based on periodic evaluation of the expected gross profits on the reinsured policies.

                                      2002                 $ 5,043
                                      2003                 $ 5,169
                                      2004                 $ 5,506
                                      2005                 $ 5,910
                                      2006                 $ 6,810

SEPARATE ACCOUNTS: Separate Accounts are established in conformity with Arkansas State Insurance law and are generally not chargeable with liabilities that arise from any other business of the Company. Separate Accounts assets may be subject to general claims of the Company only to the extent the value of such assets exceeds Separate Accounts liabilities. At December 31, 2001 and 2000, the Company's Separate Accounts assets exceeded Separate Accounts liabilities by $6,632 and $6,763, respectively. This excess represents the Company's temporary investment in certain Separate Accounts investment divisions that were made to facilitate the establishment of those investment divisions.

Net investment income and net realized and unrealized gains (losses) attributable to Separate Accounts assets accrue directly to contract owners and are not reported as revenue in the Company's statements of earnings.

Assets and liabilities of Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contract owners, are shown as separate captions in the balance sheets.

POLICYHOLDERS' ACCOUNT BALANCES: Liabilities for the Company's universal life type contracts, including its life insurance and annuity products, are equal to the full accumulation value of such contracts as of the valuation date plus deficiency reserves for certain products. Interest-crediting rates for the Company's fixed-rate products are as follows:

    Interest-sensitive life products                          4.00% - 4.85%
    Interest-sensitive deferred annuities                     1.00% - 7.40%
    Immediate annuities                                       3.00% - 11.00%

These rates may be changed at the option of the Company after initial guaranteed rates expire, unless contracts are subject to minimum interest rate guarantees.

CLAIMS AND CLAIMS SETTLEMENT EXPENSES: Liabilities for claims and claims settlement expenses equal the death benefit (plus accrued interest) for claims that have been reported to the Company but have not settled and an estimate, based upon prior experience, for unreported claims. Additionally, the Company has established a mortality benefit accrual for its variable annuity products.

INCOME TAXES: The results of operations of the Company are included in the consolidated Federal income tax return of Merrill Lynch & Co. The Company has entered into a tax-sharing agreement with Merrill Lynch & Co. whereby the Company will calculate its current tax provision based on its operations. Under the agreement, the Company periodically remits to Merrill Lynch & Co. its current federal income tax liability.

The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statements. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Insurance companies are generally subject to taxes on premiums and in substantially all states are exempt from state income taxes.

UNEARNED POLICY CHARGE REVENUE: Certain variable life insurance products contain policy charges that are assessed at policy issuance. These policy charges are deferred and amortized into policy charge revenue based on the estimated future gross profits for each group of contracts. The Company records a liability equal to the unamortized balance of these policy charges.

DERIVATIVES: On January 1, 2001, the Company adopted the provisions of SFAS No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). SFAS No.133 requires the Company to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. At December 31, 2001, the fair value of derivatives was immaterial. The accounting treatment for changes in fair value for derivatives is dependent upon whether the derivative qualifies for hedge accounting. As defined by SFAS No. 133, the Company does not have any derivatives that qualify for hedge accounting and, as such, changes in fair value of the Company's derivatives instruments are recorded in earnings. At December 31, 2001, the change in fair value of derivatives did not have a material impact on earnings.

NOTE 2. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments are carried at fair value or amounts that approximate fair value. The carrying value of financial instruments as of December 31 were:

                                                                                          2001             2000
                                                                                     --------------- ---------------
    Assets:
       Fixed maturity securities (1)                                                 $   2,007,123   $    2,012,016
       Equity securities (1)                                                               163,701          204,617
       Trading account securities (1)                                                       23,636           24,859
       Limited partnerships (2)                                                             11,270           10,413
       Policy loans on insurance contracts (3)                                           1,194,478        1,193,690
       Cash and cash equivalents (4)                                                       130,429           92,730
       Separate Accounts assets (5)                                                     11,305,453       12,362,798
                                                                                     --------------- ---------------

    Total financial instruments                                                      $  14,836,090   $   15,901,123
                                                                                     =============== ===============

(1) For publicly traded securities, the estimated fair value is determined using quoted market prices. For securities without a readily ascertainable market value, the Company utilizes pricing services and broker quotes. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the balance sheets. At December 31, 2001 and 2000, securities without a readily ascertainable market value, having an amortized cost of $443,607 and $479,301, had an estimated fair value of $438,897 and $469,397, respectively.

(2) The Company has investments in three limited partnerships that do not have readily ascertainable market values. Management has estimated the fair value as equal to cost based on the review of the underlying investments of the partnerships.

(3) The Company estimates the fair value of policy loans as equal to the book value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts, and the spread between the policy loan interest rate and the interest rate credited to the account value held as collateral is fixed.

(4) The estimated fair value of cash and cash equivalents approximates the carrying value.

(5) Assets held in Separate Accounts are carried at the net asset value provided by the fund managers.

NOTE 3. INVESTMENTS

The amortized cost and estimated fair value of investments in fixed maturity securities and equity securities (excluding trading account securities) as of December 31 were:

                                                                                     2001
                                                        --------------------------------------------------------------
                                                            Cost /          Gross           Gross          Estimated
                                                          Amortized       Unrealized      Unrealized          Fair
                                                             Cost           Gains           Losses           Value
                                                        --------------  --------------  --------------   -------------
    Fixed maturity securities:
       Corporate debt securities                        $    1,807,398  $       36,673  $       41,417   $   1,802,654
       Mortgage-backed securities                               69,216           3,246              30          72,432
       U.S. Government and agencies                             97,905           1,503           2,104          97,304
       Foreign governments                                      18,739             263             765          18,237
       Municipals                                               15,871             637              12          16,496
                                                        --------------  --------------  --------------   -------------

             Total fixed maturity securities            $    2,009,129  $       42,322  $       44,328   $   2,007,123
                                                        ==============  ==============  ==============   =============

    Equity securities:
       Non-redeemable preferred stocks                  $      167,959  $        1,479  $        5,737   $     163,701
                                                        ==============  ==============  ==============   =============



                                                                                     2000
                                                        --------------------------------------------------------------
                                                            Cost /          Gross           Gross         Estimated
                                                          Amortized       Unrealized      Unrealized         Fair
                                                             Cost           Gains           Losses          Value
                                                        --------------  --------------  --------------  --------------
    Fixed maturity securities:
       Corporate debt securities                        $    1,765,321  $       14,566  $       50,489  $    1,729,398
       Mortgage-backed securities                               96,815           2,609              73          99,351
       U.S. Government and agencies                            147,648             721           3,227         145,142
       Foreign governments                                      24,451             115           2,870          21,696
       Municipals                                               16,098             339               8          16,429
                                                        --------------  --------------  --------------  --------------

             Total fixed maturity securities            $    2,050,333  $       18,350  $       56,667  $    2,012,016
                                                        ==============  ==============  ==============  ==============

    Equity securities:
       Non-redeemable preferred stocks                  $      218,632  $          501  $       14,516  $      204,617
                                                        ==============  ==============  ==============  ==============

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2001 by contractual maturity were:

                                                                                                      Estimated
                                                                     Amortized                           Fair
                                                                        Cost                            Value
                                                                 -----------------                -----------------
    Fixed maturity securities:
       Due in one year or less                                   $        280,072                 $        282,495
       Due after one year through five years                              873,873                          883,759
       Due after five years through ten years                             478,164                          469,448
       Due after ten years                                                307,804                          298,989
                                                                 -----------------                -----------------
                                                                        1,939,913                        1,934,691

       Mortgage-backed securities                                          69,216                           72,432
                                                                 -----------------                -----------------

          Total fixed maturity securities                        $      2,009,129                 $      2,007,123
                                                                 =================                =================

Fixed maturity securities not due at a single maturity date have been included in the preceding table in the year of final maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2001 by rating agency equivalent were:

                                                                                                      Estimated
                                                                     Amortized                           Fair
                                                                        Cost                            Value
                                                                 -----------------                -----------------
    AAA                                                          $        291,597                 $        294,516
    AA                                                                    184,301                          183,964
    A                                                                     555,642                          561,610
    BBB                                                                   887,364                          883,612
    Non-investment grade                                                   90,225                           83,421
                                                                 -----------------                -----------------

          Total fixed maturity securities                        $      2,009,129                 $      2,007,123
                                                                 =================                =================

The Company has recorded certain adjustments to deferred policy acquisition costs and policyholders' account balances in connection with unrealized holding gains or losses on investments classified as available-for-sale. The Company adjusts those assets and liabilities as if the unrealized holding gains or losses had actually been realized, with corresponding credits or charges reported in accumulated other comprehensive loss, net of taxes. The components of net unrealized gains (losses) included in accumulated other comprehensive loss at December 31 were as follows:

                                                                                       2001                       2000
                                                                                       ----                       ----
    Assets:
        Fixed maturity securities                                                $        (2,006)           $       (38,317)
        Equity securities                                                                 (4,258)                   (14,015)
        Deferred policy acquisition costs                                                  3,706                     19,257
        Federal income taxes - deferred                                                        -                     17,419
        Separate Accounts assets                                                          (1,493)                      (353)
                                                                                 ----------------           ----------------
                                                                                          (4,051)                   (16,009)
                                                                                 ----------------           ----------------

    Liabilities:
        Federal income taxes - deferred                                                  (10,461)                         -
        Policyholders' account balances                                                   25,838                     16,340
                                                                                 ----------------           ----------------
                                                                                          15,377                     16,340
                                                                                 ----------------           ----------------

    Stockholder's equity:
        Accumulated other comprehensive loss                                     $       (19,428)           $       (32,349)
                                                                                 ================           ================

The Company maintains a trading portfolio comprised of convertible debt and equity securities. The net unrealized holdings gains (losses) on trading account securities included in net realized investment gains (losses) were $462, ($3,614) and $3,112 at December 31, 2001, 2000 and 1999, respectively.

Proceeds and gross realized investment gains and losses from the sale of available-for-sale securities for the years ended December 31 were:

                                                                         2001             2000            1999
                                                                         ----             ----            ----
    Proceeds                                                       $      279,420   $     143,373   $      595,836
    Gross realized investment gains                                         4,913           1,342           12,196
    Gross realized investment losses                                      (17,320)          4,319           15,936

The Company had investment securities with a carrying value of $25,859 and $25,118 that were deposited with insurance regulatory authorities at December 31, 2001 and 2000, respectively.

Excluding investments in U.S. Government and Agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturity securities portfolio.

Net investment income arose from the following sources for the years ended December 31:

                                                                       2001               2000               1999
                                                                       ----               ----               ----
    Fixed maturity securities                                    $       139,285    $       155,664    $      170,376
    Equity securities                                                     15,342             17,011            16,670
    Real estate held-for-sale                                                924              3,375             3,792
    Policy loans on insurance contracts                                   62,695             61,411            60,445
    Cash and cash equivalents                                              7,578              7,504             7,955
    Other                                                                    335                 35                88
                                                                 ----------------   ----------------   ----------------

    Gross investment income                                              226,159            245,000           259,326
    Less investment expenses                                              (4,287)            (5,827)           (5,491)
                                                                 ----------------   ----------------   ----------------

    Net investment income                                        $       221,872    $       239,173    $      253,835
                                                                 ================   ================   ================


Net realized investment gains (losses), including other-than-temporary writedowns in carrying value, for the years ended December 31 were as follows:

                                                                       2001               2000               1999
                                                                       ----               ----               ----
    Fixed maturity securities                                    $      (12,035)    $       (1,531)    $      (3,721)
    Equity securities                                                      (372)            (1,446)              (19)
    Trading account securities                                           (1,437)             2,275             4,778
    Investment in Separate Accounts                                           -                 12               460
    Real estate held-for-sale                                                 -                750             7,394
    Cash and cash equivalents                                                 -                 (1)              (17)
                                                                 ----------------   ----------------   ----------------

    Net realized investment gains (losses)                       $      (13,844)    $           59     $       8,875
                                                                 ================   ================   ================

NOTE 4. FEDERAL INCOME TAXES

The following is a reconciliation of the provision for income taxes based on earnings before income taxes, computed using the Federal statutory tax rate, versus the reported provision for income taxes for the years ended December 31:

                                                                            2001               2000              1999
                                                                            ----               ----              ----
    Provision for income taxes computed at Federal statutory rate     $        41,690    $       65,150    $        50,345
    Increase (decrease) in income taxes resulting from:
         Dividend received deduction                                           (1,024)           (1,758)            (1,594)
         Foreign tax credit                                                      (310)           (2,930)            (1,040)
         Non-deductible fees                                                      521                 -                  -
                                                                      ---------------    --------------    ---------------
    Federal income tax provision                                      $        40,877    $       60,462    $        47,711
                                                                      ===============    ==============    ===============

The Federal statutory rate for each of the three years in the period ended December 31, 2001 was 35%.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. The sources of these differences and the tax effect of each are as follows:

                                                                           2001           2000           1999
                                                                           ----           ----           ----
    Deferred policy acquisition costs                                $      (2,336)  $     13,254   $       8,822
    Policyholders' account balances                                         19,520          2,589          (9,635)
    Liability for guaranty fund assessments                                    630          1,624            (359)
    Investment adjustments                                                      61           (536)            (27)
    Other                                                                        -              -              64
                                                                     -------------   ------------   -------------

    Deferred Federal income tax provision (benefit)                  $      17,875   $     16,931   $      (1,135)
                                                                     =============   ============   =============

Deferred tax assets and liabilities as of December 31 are determined as follows:

                                                                                    2001                  2000
                                                                                    ----                  ----
    Deferred tax assets:
        Policyholders' account balances                                        $       93,658       $      113,178
        Investment adjustments                                                          2,453                2,514
        Liability for guaranty fund assessments                                         2,957                3,587
        Net unrealized investment loss on investment securities                        10,461               17,419
                                                                               ---------------      ----------------
             Total deferred tax assets                                                109,529              136,698
                                                                               ---------------      ----------------

    Deferred tax liabilities:
        Deferred policy acquisition costs                                             119,472              121,808
        Other                                                                           3,988                3,988
                                                                               ---------------      ----------------
             Total deferred tax liabilities                                           123,460              125,796
                                                                               ---------------      ----------------

             Net deferred tax asset (liability)                                $      (13,931)      $       10,902
                                                                               ===============      ================

The Company anticipates that all deferred tax assets will be realized; therefore no valuation allowance has been provided.

NOTE 5. REINSURANCE

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured life and to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers under indemnity reinsurance agreements, primarily excess coverage and coinsurance agreements. The maximum amount of mortality risk retained by the Company is approximately $500 on single life policies and $750 on joint life policies.

Indemnity reinsurance agreements do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company regularly evaluates the financial condition of its reinsurers so as to minimize its exposure to significant losses from reinsurer insolvencies. The Company holds collateral under reinsurance agreements in the form of letters of credit and funds withheld totaling $731 that can be drawn upon for delinquent reinsurance recoverables.

As of December 31, 2001 the Company had the following life insurance inforce:

                                                                                                        Percentage
                                                  Ceded to          Assumed                             of amount
                                 Gross             other           from other             Net           assumed to
                                 amount          companies         companies             amount            net
                             --------------    --------------    --------------     ---------------    -------------
      Life insurance
          inforce              $14,036,930        $4,334,463            $1,128          $9,703,595            0.01%

The Company had entered into an indemnity reinsurance agreement with an unaffiliated insurer whereby the Company coinsures, on a modified coinsurance basis, 50% of the unaffiliated insurer's variable annuity premiums sold through the Merrill Lynch & Co. distribution system. During 2001, the agreement was amended whereby the Company ceased reinsuring variable annuity premiums sold subsequent to June 30, 2001.

NOTE 6. RELATED PARTY TRANSACTIONS

The Company and MLIG are parties to a service agreement whereby MLIG has agreed to provide certain accounting, data processing, legal, actuarial, management, advertising and other services to the Company. Expenses incurred by MLIG in relation to this service agreement are reimbursed by the Company on an allocated cost basis. Charges billed to the Company by MLIG pursuant to the agreement were $50,575, $47,732 and $43,410 for the years ended December 31, 2001, 2000 and
1999, respectively. Charges attributable to this agreement are included in insurance expenses and taxes, except for investment related expenses, which are included in net investment income. The Company is allocated interest expense on its accounts payable to MLIG that approximates the daily Federal funds rate. Total intercompany interest incurred was $639, $850 and $688 for 2001, 2000 and 1999, respectively. Intercompany interest is included in net investment income. While management believes that these fees are calculated on a reasonable basis, they may not necessarily be indicative of the costs that would have been incurred on a stand-alone basis.

The Company and Merrill Lynch Investment Managers, L.P. ("MLIM") are parties to a service agreement whereby MLIM has agreed to provide certain invested asset management services to the Company. The Company pays a fee to MLIM for these services through the MLIG service agreement. Charges attributable to this agreement and allocated to the Company by MLIG were $1,990, $2,042 and $1,823 for 2001, 2000 and 1999, respectively.

MLIG has entered into agreements with MLIM and Mercury Advisors ("Mercury"), a division of MLIM and formerly known as Hotchkis & Wiley, with respect to administrative services for the Merrill Lynch Series Fund, Inc., Merrill Lynch Variable Series Funds, Inc., and Mercury HW Variable Trust, formerly known as Hotchkis & Wiley Variable Trust (collectively, "the Funds"). The Company invests in the various mutual fund portfolios of the Funds in connection with the variable life insurance and annuity contracts the Company has inforce. Under this agreement, MLIM and Mercury pay compensation to MLIG in an amount equal to a portion of the annual gross investment advisory fees paid by the Funds to MLIM and Mercury. The Company received from MLIG its allocable share of such compensation in the amount of $21,667, $23,269 and $21,630 during 2001, 2000 and 1999, respectively. Revenue attributable to these agreements is included in policy charge revenue.

The Company has a general agency agreement with Merrill Lynch Life Agency Inc. ("MLLA") whereby registered representatives of MLPF&S, who are the Company's licensed insurance agents, solicit applications for contracts to be issued by the Company. MLLA is paid commissions for the contracts sold by such agents. Commissions paid to MLLA were $65,021, $94,841 and $88,955 for 2001, 2000 and 1999, respectively. Substantially all of these commissions were capitalized as deferred policy acquisition costs and are being amortized in accordance with the policy discussed in Note 1.

Affiliated agreements generally contain reciprocal indemnity provisions pertaining to each party's representations and contractual obligations thereunder.

NOTE 7. STOCKHOLDER'S EQUITY AND STATUTORY REGULATIONS

The Company paid no dividends in 2001. During 2000 and 1999, the Company paid cash dividends to MLIG of $65,000 and $135,000, respectively. Of these cash dividends, $38,482 and $105,793, respectively, were extraordinary dividends as defined by Arkansas Insurance Law and were paid pursuant to approval granted by the Arkansas Insurance Commissioner. The Company also paid a $500 stock dividend to MLIG during 1999.

At December 31, 2001 and 2000, approximately $30,899 and $25,020, respectively, of stockholder's equity was available for distribution to MLIG. Statutory capital and surplus at December 31, 2001 and 2000, were $311,490 and $252,704, respectively.

Applicable insurance department regulations require that the Company report its accounts in accordance with statutory accounting practices. Statutory accounting practices differ from principles utilized in these financial statements as follows: policy acquisition costs are expensed as incurred, future policy benefit reserves are established using different actuarial assumptions, provisions for deferred income taxes are limited to temporary differences that will be recognized within one year, and securities are valued on a different basis. The Company's statutory net income for 2001, 2000 and 1999 was $48,108, $49,533 and $106,266, respectively.

On January 1, 2001, the Company adopted the Codification of Statutory Accounting Principles ("Codification"). The purpose of Codification is to standardize regulatory accounting and reporting for the insurance industry. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The Company's state of domicile has adopted Codification. The impact of adopting Codification resulted in a $4,779 increase in statutory surplus.

The National Association of Insurance Commissioners ("NAIC") utilizes the Risk Based Capital ("RBC") adequacy monitoring system. The RBC calculates the amount of adjusted capital that a life insurance company should have based upon that company's risk profile. As of December 31, 2001 and 2000, based on the RBC formula, the Company's total adjusted capital level was in excess of the minimum amount of capital required to avoid regulatory action.

NOTE 8. COMMITMENTS AND CONTINGENCIES

State insurance laws generally require that all life insurers who are licensed to transact business within a state become members of the state's life insurance guaranty association. These associations have been established for the protection of policyholders from loss (within specified limits) as a result of the insolvency of an insurer. At the time an insolvency occurs, the guaranty association assesses the remaining members of the association an amount sufficient to satisfy the insolvent insurer's policyholder obligations (within specified limits). The Company has utilized public information to estimate what future assessments it will incur as a result of insolvencies. At December 31, 2001 and 2000, the Company has established an estimated liability for future guaranty fund assessments of $8,449 and $10,250, respectively. The Company regularly monitors public information regarding insurer insolvencies and adjusts its estimated liability as appropriate.

In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on the financial position or results of operations of the Company.

During 2000, the Company committed to participate in a limited partnership. As of December 31, 2001, $3,220 has been advanced towards the Company's $10,000 commitment to the limited partnership.

NOTE 9. SERVICE CENTER INTEGRATION

During the second quarter 2001, the Company announced plans to consolidate its life and annuity policy administration service centers into one location. The consolidation was completed during the third quarter 2001. Costs incurred related to the consolidation were $10.7 million and are reported in insurance expenses and taxes. At December 31, 2001, costs incurred and unpaid were $6.0 million.

NOTE 10. SEGMENT INFORMATION

In reporting to management, the Company's operating results are categorized into two business segments: Life Insurance and Annuities. The Company's Life Insurance segment consists of variable life insurance products and interest-sensitive life insurance products. The Company's Annuity segment consists of variable annuities and interest-sensitive annuities. The accounting policies of the business segments are the same as those described in the summary of significant accounting policies. All revenue and expense transactions are recorded at the product level and accumulated at the business segment level for review by management. The "Other" category, presented in the following segment financial information, represents net revenues and earnings on assets that do not support life or annuity contract owner liabilities.

The following table summarizes each business segment's contribution to the consolidated amounts:

                                                     Life
    2001                                          Insurance        Annuities           Other            Total
                                               ---------------  ----------------   -------------   ---------------
    Net interest spread (a)                    $        34,815  $         31,302   $       2,644   $        68,761
    Other revenues                                     101,685           139,727          (1,419)          239,993
                                               ---------------  ----------------   -------------   ---------------

    Net revenues                                       136,500           171,029           1,225           308,754
                                               ---------------  ----------------   -------------   ---------------

    Policy benefits                                     21,320            16,453               -            37,773
    Reinsurance premium ceded                           24,531                 4               -            24,535
    Amortization of deferred policy
       acquisition costs                                30,913            28,422               -            59,335
    Other non-interest expenses                         18,097            49,899               -            67,996
                                               ---------------  ----------------   -------------   ---------------

    Total non-interest expenses                         94,861            94,778               -           189,639
                                               ---------------  ----------------   -------------   ---------------

    Net earnings before Federal income
        tax provision                                   41,639            76,251           1,225           119,115
    Income tax expense                                  15,607            24,841             429            40,877
                                               ---------------  ----------------   -------------   ---------------

    Net earnings                               $        26,032  $         51,410   $         796   $        78,238
                                               ===============  ================   =============   ===============

    Balance Sheet Information:

    Total assets                               $     5,674,704  $      9,625,104   $     150,208   $    15,450,016
    Deferred policy acquisition costs                  251,245           219,693               -           470,938
    Policyholder liabilities and accruals            2,094,195         1,256,616               -         3,350,811
    Other policyholder funds                             9,236             5,003               -            14,239

                                                     Life
    2000                                          Insurance        Annuities           Other            Total
                                               ---------------  ----------------   -------------   ---------------
    Net interest spread (a)                    $        38,265  $         27,199   $       9,493   $        74,957
    Other revenues                                     107,030           160,955             326           268,311
                                               ---------------  ----------------   -------------   ---------------

    Net revenues                                       145,295           188,154           9,819           343,268
                                               ---------------  ----------------   -------------   ---------------

    Policy benefits                                     20,371             1,245               -            21,616
    Reinsurance premium ceded                           23,913                 -               -            23,913
    Amortization of deferred policy
       acquisition costs                                 5,025            48,498               -            53,523
    Other non-interest expenses                         16,656            41,417               -            58,073
                                               ---------------  ----------------   -------------   ---------------

    Total non-interest expenses                         65,965            91,160               -           157,125
                                               ---------------  ----------------   -------------   ---------------

    Net earnings before Federal
        income tax provision                            79,330            96,994           9,819           186,143
    Income tax expense                                  26,362            30,663           3,437            60,462
                                               ---------------  ----------------   -------------   ---------------

    Net earnings                               $        52,968  $         66,331   $       6,382   $       125,681
                                               ===============  ================   =============   ===============

    Balance Sheet Information:

    Total assets                               $     6,175,339  $     10,285,993   $      82,178   $    16,543,510
    Deferred policy acquisition costs                  277,408           216,680               -           494,088
    Policyholder liabilities and accruals            2,133,700         1,373,846               -         3,507,546
    Other policyholder funds                            11,243             6,435               -            17,678

                                                     Life
    1999                                          Insurance        Annuities           Other            Total
                                               ---------------  ----------------   -------------   ---------------
    Net interest spread (a)                    $        36,805  $         31,098   $      10,093   $        77,996
    Other revenues                                      94,821           140,541           6,542           241,904
                                               ---------------  ----------------   -------------   ---------------

    Net revenues                                       131,626           171,639          16,635           319,900
                                               ---------------  ----------------   -------------   ---------------

    Policy benefits                                     16,569            16,414               -            32,983
    Reinsurance premium ceded                           21,691                 -               -            21,691
    Amortization of deferred policy
       acquisition costs                                22,464            43,143               -            65,607
    Other non-interest expenses                         16,728            39,049               -            55,777
                                               ---------------  ----------------   -------------   ---------------

    Total non-interest expenses                         77,452            98,606               -           176,058
                                               ---------------  ----------------   -------------   ---------------

    Net earnings before Federal
        income tax provision                            54,174            73,033          16,635           143,842
    Income tax expense                                  18,442            23,447           5,822            47,711
                                               ---------------  ----------------   -------------   ---------------

    Net earnings                               $        35,732  $         49,586   $      10,813   $        96,131
                                               ===============  ================   =============   ===============

    Balance Sheet Information:

    Total assets                               $     6,492,686  $     10,523,453   $     101,910   $    17,118,049
    Deferred policy acquisition costs                  251,017           224,898               -           475,915
    Policyholder liabilities and accruals            2,150,671         1,522,892               -         3,673,563
    Other policyholder funds                            18,345             6,750               -            25,095

(a) Management considers investment income net of interest credited to policyholders' account balances in evaluating results.

The table below summarizes the Company's net revenues by product for 2001, 2000 and 1999:

                                                             2001           2000           1999
                                                       -------------   ------------   ------------
    Life Insurance
                    Variable life insurance            $     110,842   $    116,664   $    104,036
                    Interest-sensitive life insurance         25,658         28,631         27,590
                                                       -------------   ------------   ------------

                    Total Life Insurance                     136,500        145,295        131,626
                                                       -------------   ------------   ------------

    Annuities
                    Variable annuities                       152,427        154,200        130,039
                    Interest-sensitive annuities              18,602         33,954         41,600
                                                       -------------   ------------   ------------

                    Total Annuities                          171,029        188,154        171,639
                                                       -------------   ------------   ------------

    Other                                                      1,225          9,819         16,635
                                                       -------------   ------------   ------------

    Total                                              $     308,754   $    343,268   $    319,900
                                                       =============   ============   ============

                                    * * * * *

                                     PART C
                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS


(a)  Financial Statements
      (1)       Financial Statements of Merrill Lynch Life Insurance Company
                 for the three years ended December 31, 2001 and the Notes
                 relating thereto appear in the Statement of Additional
                 Information.
(b)  Exhibits
      (1)       Resolution of the Board of Directors of Merrill Lynch Life
                 Insurance Company establishing the Merrill Lynch Life
                 Variable Annuity Separate Account D. (Incorporated by
                 Reference to Registrant's Registration Statement on Form
                 N-4, Registration No. 333-91098 Filed June 25, 2002.)
      (2)       Not Applicable.
      (3)       Form of Underwriting Agreement Between Merrill Lynch Life
                 Insurance Company and Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated.
      (4) (a)   Form of Contract for the Flexible Premium Individual
                 Variable Annuity. (Incorporated by Reference to
                 Registrant's Registration Statement on Form N-4,
                 Registration No. 333-91098 Filed June 25, 2002.)
          (b)   Individual Retirement Annuity Endorsement. (Incorporated by
                 Reference to Registrant's Registration Statement on Form
                 N-4, Registration No. 333-91098 Filed June 25, 2002.)
          (c)   Endorsement for Withdrawals Not Subject To A Contingent
                 Deferred Sales Charge. (Incorporated by Reference to
                 Registrant's Registration Statement on Form N-4,
                 Registration No. 333-91098 Filed June 25, 2002.)
          (d)   Death Benefit Endorsement ML056. (Incorporated by Reference
                 to Registrant's Registration Statement on Form N-4,
                 Registration No. 333-91098 Filed June 25, 2002.)
          (e)   Guaranteed Minimum Income Benefit Rider. (Incorporated by
                 Reference to Registrant's Registration Statement on Form
                 N-4, Registration No. 333-91098 Filed June 25, 2002.)
      (5)       Form of Application for the Flexible Premium Individual
                 Variable Annuity. (Incorporated by Reference to
                 Registrant's Registration Statement on Form N-4,
                 Registration No. 333-91098 Filed June 25, 2002.)
      (6) (a)   Articles of Amendment, Restatement and Redomestication of
                 the Articles of Incorporation of Merrill Lynch Life
                 Insurance Company. (Incorporated by Reference to Merrill
                 Lynch Life Variable Annuity Separate Account A's
                 Post-Effective Amendment No. 10 to Form N-4, Registration
                 No. 33-43773 Filed December 10, 1996.)
          (b)   Amended and Restated By-Laws of Merrill Lynch Life Insurance
                 Company. (Incorporated by Reference to Merrill Lynch Life
                 Variable Annuity Separate Account A's Post-Effective
                 Amendment No. 10 to Form N-4, Registration No. 33-43773
                 Filed December 10, 1996.)
      (7)       Not Applicable.
      (8) (a)   Amended General Agency Agreement. (Incorporated by Reference
                 to Merrill Lynch Life Variable Annuity Separate Account A's
                 Post-Effective Amendment No. 5 to Form N-4, Registration
                 No. 33-43773 Filed April 28, 1994.)
          (b)   Indemnity Agreement Between Merrill Lynch Life Insurance
                 Company and Merrill Lynch Life Agency Inc. (Incorporated by
                 Reference to Merrill Lynch Life Variable Annuity Separate
                 Account A's Post-Effective Amendment No. 10 to Form N-4,
                 Registration No. 33-43773 Filed December 10, 1996.)

          (c)   Management Agreement Between Merrill Lynch Life Insurance
                 Company and Merrill Lynch Asset Management, Inc.
                 (Incorporated by Reference to Merrill Lynch Life Variable
                 Annuity Separate Account A's Post-Effective Amendment No.
                 10 to Form N-4, Registration No. 33-43773 Filed December
                 10, 1996.)
          (d)   Amended Service Agreement Between Merrill Lynch Life
                 Insurance Company and Merrill Lynch Insurance Group, Inc.
                 (Incorporated by Reference to Merrill Lynch Life Variable
                 Annuity Separate Account A's Post-Effective Amendment No. 5
                 to Form N-4, Registration No. 33-43773 Filed April 28,
                 1994.)
          (e)   Form of Participation Agreement between FAM Distributors,
                 Inc. and Merrill Lynch Life Insurance Company.
          (f)   Form of Participation Agreement between AIM Equity Funds,
                 AIM Distributors, Inc. and Merrill Lynch Life Insurance
                 Company.
          (g)   Form of Participation Agreement between AIM Funds Group, AIM
                 Distributors, Inc. and Merrill Lynch Life Insurance
                 Company.
          (h)   Form of Participation Agreement between Alliance Global
                 Investor Services, Inc., Alliance Fund Distributors, Inc.,
                 and Merrill Lynch Life Insurance Company.
          (i)   Form of Participation Agreement between American Century
                 Investment Services, Inc. and Merrill Lynch Life Insurance
                 Company.
          (j)   Form of Participation Agreement between American Funds
                 Service Company, American Funds Distributors, Inc. and
                 Merrill Lynch Life Insurance Company.
          (k)   Form of Participation Agreement between Davis New York
                 Venture Fund, Davis Distributors, LLC and Merrill Lynch
                 Life Insurance Company.
          (l)   Form of Participation Agreement between Delaware
                 Distributors L.P., Delaware Group Equity Funds, and Merrill
                 Lynch Life Insurance Company.
          (m)   Form of Participation Agreement between Fidelity
                 Distributors Corporation and Merrill Lynch Life Insurance
                 Company.
          (n)   Form of Participation Agreement between Lord Abbett Family of Funds, Lord Abbett Distributor LLC, and Merrill Lynch
                 Life Insurance Company.
          (o)   Form of Participation Agreement between MFS Fund
                 Distributors, Inc. and Merrill Lynch Life Insurance
                 Company.
          (p)   Form of Participation Agreement between Oppenheimer Funds
                 Distributor, Inc. and Merrill Lynch Life Insurance Company.
          (q)   Form of Participation Agreement between PIMCO Funds
                 Distributors LLC, Allianz Dresdner Asset Management of
                 America L.P., and Merrill Lynch Life Insurance Company.
          (r)   Form of Participation Agreement between The Putnam Funds,
                 Putnam Retail Management Limited Partnership, and Merrill
                 Lynch Life Insurance Company.
          (s)   Form of Participation Agreement between Seligman Value Fund
                 Series, Inc., Wigman Advisors, Inc., and Merrill Lynch Life
                 Insurance Company.
          (t)   Form of Participation Agreement between Franklin Templeton
                 Funds Distributors, Inc. and Merrill Lynch Life Insurance
                 Company.
          (u)   Form of Participation Agreement between Van Kampen Equity
                 Trust, Van Kampen Comstock Fund, Van Kampen Equity and
                 Income Fund, Van Kampen Funds, Inc., and Merrill Lynch Life
                 Insurance Company.
      (9)       Opinion of Barry G. Skolnick, Esq. and Consent to its use as
                 to the legality of the securities being registered.
     (10) (a)   Written Consent of Sutherland Asbill & Brennan LLP.
          (b)   Written Consent of Deloitte & Touche LLP, independent
                 auditors.
          (c)   Written Consent of Barry G. Skolnick, Esq. (See Exhibit
                 (b)(9).)
     (11)       Not Applicable.
     (12)       Not Applicable.
     (13)       Schedule of Performance Computations.

     (14) (a)   Power of Attorney from Barry G. Skolnick. (Incorporated by
                 Reference to Merrill Lynch Life Variable Annuity Separate
                 Account A's Post-Effective Amendment No. 4 to Form N-4,
                 Registration No. 33-43773 Filed March 2, 1994.)
          (b)   Power of Attorney from Matthew J. Rider. (Incorporated by
                 Reference to Merrill Lynch Variable Life Separate Account's
                 Form S-6, Registration No. 333-47844 Filed October 12,
                 2000.)
          (c)   Power of Attorney from H. McIntyre Gardner. (Incorporated by
                 Reference to Merrill Lynch Life Variable Annuity Separate
                 Account A's Registration Statement on Form N-4,
                 Registration No. 333-63904 Filed June 26, 2001.)
          (d)   Power of Attorney from Christopher J. Grady. (Incorporated by Reference to Merrill Lynch Life Variable Annuity
                 Separate Account A's Registration Statement on Form N-4,
                 Registration No. 333-63904 Filed June 26, 2001.)
          (e)   Power of Attorney from Michael P. Cogswell. (Incorporated by
                 Reference to Merrill Lynch Life Variable Annuity Separate
                 Account A's Pre-Effective Amendment No. 1 to Form N-4,
                 Registration No. 333-63904 Filed September 10, 2001.)
          (f)   Power of Attorney from Nikos K. Kardassis. (Incorporated by
                 Reference to Merrill Lynch Life Variable Annuity Separate
                 Account A's Pre-Effective Amendment No. 1 to Form N-4,
                 Registration No. 333-63904 Filed September 10, 2001.)

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR*

             NAME                PRINCIPAL BUSINESS ADDRESS          POSITION WITH DEPOSITOR
             ----                --------------------------  ---------------------------------------
Michael P. Cogswell              7 Roszel Road               Director and Senior Vice President.
                                 Princeton, NJ 08540
H. McIntyre Gardner              4 World Financial Center    Director and Chairman of the Board.
                                 New York, NY 10080
Christopher J. Grady             7 Roszel Road               Director and Senior Vice President.
                                 Princeton, NJ 08540
Nikos K. Kardassis               7 Roszel Road               Director, President, and Chief
                                 Princeton, NJ 08540           Executive Officer.
Matthew J. Rider                 7 Roszel Road               Director, Senior Vice President, Chief
                                 Princeton, NJ 08540           Financial Officer, and Treasurer.
Barry G. Skolnick                7 Roszel Road               Director, Senior Vice President, and
                                 Princeton, NJ 08540           General Counsel.
Amy L. Ferrero                   4804 Deer Lake Drive East   Senior Vice President, Administration.
                                 Jacksonville, FL 32246
Concetta Rugierro                7 Roszel Road               Senior Vice President.
                                 Princeton, NJ 08540
Deborah J. Adler                 7 Roszel Road               Vice President and Chief Actuary.
                                 Princeton, NJ 08540
Tracy A. Bartoy                  4804 Deer Lake Drive East   Vice President and Assistant Secretary.
                                 Jacksonville, FL 32246
Edward W. Diffin, Jr.            7 Roszel Road               Vice President and Senior Counsel.
                                 Princeton, NJ 08540
Toni DeChiara                    7 Roszel Road               Vice President.
                                 Princeton, NJ 08540
Scott Edblom                     7 Roszel Road               Vice President.
                                 Princeton, NJ 08540
Wilford H. Fuller                First Union Tower 300       Vice President.
                                 North Greene Street
                                 Greensboro, NC 27401

             NAME                PRINCIPAL BUSINESS ADDRESS          POSITION WITH DEPOSITOR
             ----                --------------------------  ---------------------------------------
Frances Grabish                  7 Roszel Road               Vice President and Senior Counsel.
                                 Princeton, NJ 08540
Roger Helms                      7 Roszel Road               Vice President.
                                 Princeton, NJ 08540
Joseph E. Justice                7 Roszel Road               Vice President and Controller.
                                 Princeton, NJ 08540
Patrick Lusk                     7 Roszel Road               Vice President.
                                 Princeton, NJ 08540
Robin A. Maston                  7 Roszel Road               Vice President and Senior Compliance
                                 Princeton, NJ 08540           Officer.
Jane R. Michael                  4804 Deer Lake Drive East   Vice President.
                                 Jacksonville, FL 32246
Terry L. Rapp                    7 Roszel Road               Vice President and Senior Compliance
                                 Princeton, NJ 08540           Officer.
Lori M. Salvo                    7 Roszel Road               Vice President, Senior Counsel, and
                                 Princeton, NJ 08540           Secretary.
Greta Rein Ulmer                 7 Roszel Road               Vice President, Compliance Services
                                 Princeton, NJ 08540           Manager.
Amy Winston                      7 Roszel Road               Vice President and Director of
                                 Princeton, NJ 08540           Compliance.
Kelley Woods                     4804 Deer Lake Drive East   Vice President.
                                 Jacksonville, FL 32246

---------------
* Each director is elected to serve until the next annual shareholder meeting or until his or her successor is elected and shall have qualified.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

     Merrill Lynch Life Insurance Company is an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc.

     A list of subsidiaries of Merrill Lynch & Co., Inc. ("ML & Co.") appears below.

                         SUBSIDIARIES OF THE REGISTRANT

     The following are subsidiaries of ML & Co. as of February 26, 2002 and the states or jurisdictions in which they are organized. Indentation indicates the principal parent of each subsidiary. Except as otherwise specified, in each case ML & Co. owns, directly or indirectly, at least 99% of the voting securities of each subsidiary. The names of particular subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of the end of the year covered by this report, a "significant subsidiary" as that term is defined in Rule 1.02(w) of the Regulation S-X under the Securities Exchange Act of 1934.

                                                                STATE OR
NAME                                                            JURISDICTION OF ENTITY
----                                                            ----------------------
Merrill Lynch & Co., Inc. ..............................        Delaware
  Merrill Lynch, Pierce, Fenner & Smith
     Incorporated(1)....................................        Delaware
     Broadcort Capital Corp. ...........................        Delaware
     Merrill Lynch Life Agency Inc.(2)..................        Washington
     Merrill Lynch Professional Clearing Corp.(3).......        Delaware
  Merrill Lynch Capital Services, Inc. .................        Delaware
  Merrill Lynch Government Securities, Inc. ............        Delaware
     Merrill Lynch Money Markets Inc. ..................        Delaware

                                                                STATE OR
NAME                                                            JURISDICTION OF ENTITY
----                                                            ----------------------
  Merrill Lynch Group, Inc. ............................        Delaware
     Merrill Lynch Investment Managers Group
       Limited(4).......................................        England
       Merrill Lynch Investment Managers Holdings
          Limited.......................................        England
       Merrill Lynch Investment Managers Limited........        England
     Merrill Lynch Investment Managers, L.P.(5).........        Delaware
       MLIM Alternative Strategies LLC..................        Delaware
     Merrill Lynch Capital Partners, Inc. ..............        Delaware
     Merrill Lynch Bank & Trust Co. ....................        New Jersey
     Merrill Lynch Insurance Group, Inc. ...............        Delaware
       Merrill Lynch Life Insurance Company.............        Arkansas
       ML Life Insurance Company of New York............        New York
     Merrill Lynch International Finance Corporation....        New York
       Merrill Lynch International Bank Limited.........        England
          Merrill Lynch Bank (Suisse) S.A. .............        Switzerland
       Merrill Lynch Group Holdings Limited.............        Ireland
          Merrill Lynch Capital Markets Bank Limited....        Ireland
     Merrill Lynch Mortgage Capital Inc. ...............        Delaware
     Merrill Lynch Trust Company FSB....................        New Jersey
     MLDP Holdings, Inc.(6).............................        Delaware
       Merrill Lynch Derivative Products AG.............        Switzerland
     ML IBK Positions, Inc. ............................        Delaware
       Merrill Lynch Capital Corporation................        Delaware
     ML Leasing Equipment Corp.(7)......................        Delaware
     Merrill Lynch Canada Holdings Company..............        Nova Scotia
       Merrill Lynch Canada Finance Company.............        Nova Scotia
       Merrill Lynch & Co., Canada Ltd. ................        Ontario
          Merrill Lynch Canada Inc. ....................        Canada
  Merrill Lynch Bank USA................................        Utah
     Merrill Lynch Business Financial Services Inc. ....        Delaware
     Merrill Lynch Credit Corporation...................        Delaware
     Merrill Lynch New Jersey Investment Corporation....        New Jersey
     Merrill Lynch Utah Investment Corporation..........        Utah
  Merrill Lynch International Incorporated..............        Delaware
     Merrill Lynch (Australasia) Pty Limited............        New South Wales, Australia
       Merrill Lynch Finance (Australia) Pty Limited....        Victoria, Australia
       Merrill Lynch International (Australia)
          Limited(8)....................................        New South Wales, Australia
  Merrill Lynch International Holdings Inc. ............        Delaware
     Merrill Lynch Bank and Trust Company (Cayman)              Cayman Islands,
       Limited..........................................          British West Indies
     Merrill Lynch Capital Markets AG...................        Switzerland
     Merrill Lynch Europe PLC...........................        England
       Merrill Lynch Holdings Limited...................        England
          Merrill Lynch International(9)................        England
       Merrill Lynch Capital Markets Espana S.A.
          S.V.B. .......................................        Spain
       Merrill Lynch (Singapore) Pte. Ltd.(10)..........        Singapore
     Merrill Lynch South Africa (Pty) Ltd.(11)..........        South Africa
     Merrill Lynch Mexico, S.A. de C.V., Casa de
       Bolsa............................................        Mexico
     Merrill Lynch S.A. Sociedad de Bolsa...............        Argentina
     Banco Merrill Lynch S.A. ..........................        Brazil
     Merrill Lynch S.A. ................................        Luxembourg

                                                                STATE OR
NAME                                                            JURISDICTION OF ENTITY
----                                                            ----------------------
                                                                Cayman Islands,
     Merrill Lynch Europe Ltd. .........................          British West Indies
     Merrill Lynch France S.A. .........................        France
       Merrill Lynch Finance S.A. ......................        France
       Merrill Lynch Capital Markets (France) S.A. .....        France
       Merrill Lynch, Pierce, Fenner & Smith SAF........        France
     Merrill Lynch (Asia Pacific) Limited...............        Hong Kong
       Merrill Lynch Far East Limited...................        Hong Kong
     Merrill Lynch Japan Securities Co., Ltd. ..........        Japan
     Merrill Lynch Japan Finance Co., Ltd. .............        Japan
  Herzog, Heine, Geduld, LLC............................        Delaware

---------------
 (1)  MLPF&S also conducts business as "Merrill Lynch & Co."

 (2) Similarly named affiliates and subsidiaries that engage in the sale of life insurance and annuity products are incorporated in various other jurisdictions.

 (3) The preferred stock of the corporation is owned by an unaffiliated group of investors.

 (4)  Held through several intermediate holding companies.

 (5) Merrill Lynch Investment Managers, L.P. is a limited partnership whose general partner is Princeton Services, Inc. and whose limited partner is ML & Co.

 (6) Merrill Lynch Group, Inc. owns 100% of this corporation's outstanding common voting stock. 100% of the outstanding preferred voting stock is held by outside parties.

 (7) This corporation has more than 45 direct or indirect subsidiaries operating in the United States and serving as either general partners or associate general partners of limited partnerships.

 (8)  Held through an intermediate subsidiary.

 (9)  Partially owned by another indirect subsidiary of ML & Co.

(10)  Held through intermediate subsidiaries.

(11)  Partially owned by another indirect subsidiary of ML & Co.

ITEM 27.  NUMBER OF CONTRACTS

     As of the date of this registration statement, there were no Contracts outstanding.

ITEM 28.  INDEMNIFICATION

     The following provisions regarding the Indemnification of Directors and Officers of the Registrant are applicable:

AMENDED AND RESTATED BY-LAWS OF MERRILL LYNCH LIFE INSURANCE COMPANY, ARTICLE VI

SECTIONS 1, 2, 3 AND 4 -- INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND INCORPORATORS

SECTION 1. ACTIONS OTHER THAN BY OR IN THE RIGHT OF THE CORPORATION. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer or employee of the Corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

SECTION 2. ACTIONS BY OR IN THE RIGHT OF THE CORPORATION. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer or employee of the Corporation, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the Court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other Court shall deem proper.

SECTION 3. RIGHT TO INDEMNIFICATION. To the extent that a director, officer or employee of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

SECTION 4. DETERMINATION OF RIGHT TO INDEMNIFICATION. Any indemnification under Sections 1 and 2 of this Article (unless ordered by a Court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, or employee is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2 of this Article. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

BY-LAWS OF MERRILL LYNCH & CO., INC.,

SECTION 2 -- INDEMNIFICATION BY CORPORATION

     Any persons serving as an officer, director or trustee of a corporation, trust, or other enterprise, including the Registrant, at the request of Merrill Lynch are entitled to indemnification from Merrill Lynch, to the fullest extent authorized or permitted by law, for liabilities with respect to actions taken or omitted by such persons in any capacity in which such persons serve Merrill Lynch or such other corporation, trust, or other enterprise. Any action initiated by any such person for which indemnification is provided shall be approved by the Board of Directors of Merrill Lynch prior to such initiation.

OTHER INDEMNIFICATION

     There is no indemnification of the principal underwriter, Merrill Lynch, Pierce, Fenner & Smith Incorporated, with respect to the Contract.

     The indemnity agreement between Merrill Lynch Life Insurance Company ("Merrill Lynch Life") and its affiliate Merrill Lynch Life Agency, Inc. ("MLLA"), with respect to MLLA's general agency responsibilities on behalf of Merrill Lynch Life and the Contract, provides:

        Merrill Lynch Life will indemnify and hold harmless MLLA and all persons associated with MLLA as such term is defined in Section 3(a) (21) of the Securities Exchange Act of 1934 against all claims, losses, liabilities and expenses, to include reasonable attorneys' fees, arising out of the sale by MLLA of insurance products under the above-referenced Agreement, provided that Merrill Lynch Life shall not be bound to indemnify or hold harmless MLLA or its associated persons for claims, losses, liabilities and expenses arising directly out of the willful misconduct or negligence of MLLA or its associated persons.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registration pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. There is no indemnification of the principal underwriter, Merrill Lynch, Pierce, Fenner & Smith Incorporated, with respect to the Contract.

ITEM 29.  PRINCIPAL UNDERWRITERS

     (a) Merrill Lynch, Pierce, Fenner & Smith Incorporated also acts as principal underwriter for the following additional funds: CBA Money Fund; CMA Government Securities Fund; CMA Money Fund; CMA Tax-Exempt Fund; CMA Treasury Fund; CMA Multi-State Municipal Series Trust; The Corporate Fund Accumulation Program, Inc.; The Merrill Lynch Fund of Stripped ("Zero") U.S. Treasury Securities; The Fund of Stripped ("Zero") U.S. Treasury Securities; Merrill Lynch Trust for Government Securities; Municipal Income Fund; Municipal Investment Trust Fund; The Municipal Fund Accumulation Program, Inc.; Defined Asset Funds; Corporate Income Fund; Government Securities Income Fund; and Equity Investor Fund.


     Merrill Lynch, Pierce, Fenner & Smith Incorporated also acts as principal underwriter for the following additional accounts: ML of New York Variable Annuity Separate Account A; ML of New York Variable Annuity Separate Account B; ML of New York Variable Annuity Separate Account C; Merrill Lynch Variable Life Separate Account; Merrill Lynch Life Variable Life Separate Account II; Merrill Lynch Life Variable Annuity Separate Account; Merrill Lynch Life Variable Annuity Separate Account A; Merrill Lynch Life Variable Annuity Separate Account B; Merrill Lynch Life Variable Annuity Separate Account C; ML of New York Variable Life Separate Account; ML of New York Variable Life Separate Account II and ML of New York Variable Annuity Separate Account.


     (b) The directors, president, treasurer and executive vice presidents of Merrill Lynch, Pierce, Fenner & Smith Incorporated are as follows:


  NAME AND PRINCIPAL
   BUSINESS ADDRESS       POSITIONS AND OFFICES WITH UNDERWRITER
  ------------------      --------------------------------------
E. Stanley O'Neal(1)     Director, Chairman of the Board and Chief
                           Executive Officer
Rosemary T. Berkery(2)   Executive Vice President
Barry S. Friedberg(1)    Executive Vice President
James P. Gorman(1)       Executive Vice President
Jerome P. Kenney(1)      Executive Vice President
John A. McKinley(1)      Executive Vice President

  NAME AND PRINCIPAL
   BUSINESS ADDRESS       POSITIONS AND OFFICES WITH UNDERWRITER
  ------------------      --------------------------------------
Thomas H. Patrick(1)     Director and Executive Vice President
George A. Schieren(2)    Director, General Counsel and Senior Vice
                           President
John C. Stomber(3)       Senior Vice President and Treasurer
Arshad R. Zakaria(4)     Executive Vice President

---------------
     (1)  4 World Financial Center, 32nd Floor, New York, NY 10080

     (2)  4 World Financial Center, 12th Floor, New York, NY 10080

     (3)  4 World Financial Center, 18th Floor, New York, NY 10080

     (4)  4 World Financial Center, 8th Floor, New York, NY 10080

     (c) Not applicable

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

     All accounts, books, and records required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the depositor at the principal executive offices at 7 Roszel Road, Princeton, New Jersey 08540 and the Service Center at 4804 Deer Lake Drive East, Jacksonville, Florida 32246.

ITEM 31.  MANAGEMENT SERVICES

     Not Applicable.

ITEM 32.  UNDERTAKINGS AND REPRESENTATIONS

     (a) Registrant undertakes to file a post-effective amendment to the Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communications affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

     (c) Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

     (d) Merrill Lynch Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Merrill Lynch Life Insurance Company.

     (e) Registrant hereby represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1998) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of
Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs (1) through (4) set forth in that no-action letter.

                                   SIGNATURES


     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Merrill Lynch Life Variable Annuity Separate Account D, has caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf, in the Township of Princeton, State of New Jersey, on this 20th day of September, 2002.


                                   Merrill Lynch Life Variable Annuity
                                   Separate Account D
                                               (Registrant)


Attest: /s/ LORI M. SALVO                      By: /s/ BARRY G. SKOLNICK
       --------------------------------------  -----------------------------------------
       Lori M. Salvo                               Barry G. Skolnick
       Secretary, Vice President and Senior        Senior Vice President and General Counsel
       Counsel

                                    Merrill Lynch Life Insurance Company
                                                    (Depositor)


Attest: /s/ LORI M. SALVO                      By: /s/ BARRY G. SKOLNICK
       --------------------------------------  -----------------------------------------
       Lori M. Salvo                               Barry G. Skolnick
       Secretary, Vice President and Senior        Senior Vice President and General Counsel
       Counsel


     As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on September 20, 2002.


                  SIGNATURE                                        TITLE
                  ---------                                        -----

                      *                        Director and Senior Vice President
---------------------------------------------
             Michael P. Cogswell

                      *                        Director and Chairman of the Board
---------------------------------------------
             H. McIntyre Gardner

                      *                        Director and Senior Vice President
---------------------------------------------
            Christopher J. Grady

                      *                        Director, President and Chief Executive
---------------------------------------------    Officer
             Nikos K. Kardassis

                      *                        Director, Senior Vice President, Chief
---------------------------------------------    Financial Officer, and Treasurer
              Matthew J. Rider

         *By: /s/ BARRY G. SKOLNICK            In his own capacity as Director, Senior Vice
---------------------------------------------    President, and General Counsel, and as
              Barry G. Skolnick                  Attorney-In-Fact

                                 EXHIBIT INDEX



EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 (3)      Form of Underwriting Agreement Between Merrill Lynch Life
            Insurance Company and Merrill Lynch, Pierce, Fenner &
            Smith Incorporated.
 (8) (e)  Form of Participation Agreement between FAM Distributors,
            Inc. and Merrill Lynch Life Insurance Company.
     (f)  Form of Participation Agreement between AIM Equity Funds,
            AIM Distributors, Inc. and Merrill Lynch Life Insurance
            Company.
     (g)  Form of Participation Agreement between AIM Funds Group, AIM
            Distributors, Inc. and Merrill Lynch Life Insurance
            Company.
     (h)  Form of Participation Agreement between Alliance Global
            Investor Services, Inc., Alliance Fund Distributors, Inc.,
            and Merrill Lynch Life Insurance Company.
     (i)  Form of Participation Agreement between American Century
            Investment Services, Inc. and Merrill Lynch Life Insurance
            Company.
     (j)  Form of Participation Agreement between American Funds
            Service Company, American Funds Distributors, Inc. and
            Merrill Lynch Life Insurance Company.
     (k)  Form of Participation Agreement between Davis New York
            Venture Fund, Davis Distributors, LLC and Merrill Lynch
            Life Insurance Company.
     (l)  Form of Participation Agreement between Delaware
            Distributors L.P., Delaware Group Equity Funds, and
            Merrill Lynch Life Insurance Company.
     (m)  Form of Participation Agreement between Fidelity
            Distributors Corporation and Merrill Lynch Life Insurance
            Company.
     (n)  Form of Participation Agreement between Lord Abbett Family of Funds, Lord Abbett Distributor LLC, and Merrill Lynch
            Life Insurance Company.
     (o)  Form of Participation Agreement between MFS Fund
            Distributors, Inc. and Merrill Lynch Life Insurance
            Company.
     (p)  Form of Participation Agreement between Oppenheimer Funds
            Distributor, Inc. and Merrill Lynch Life Insurance
            Company.
     (q)  Form of Participation Agreement between PIMCO Funds
            Distributors LLC, Allianz Dresdner Asset Management of
            America L.P., and Merrill Lynch Life Insurance Company.
     (r)  Form of Participation Agreement between The Putnam Funds,
            Putnam Retail Management Limited Partnership, and Merrill
            Lynch Life Insurance Company.
     (s)  Form of Participation Agreement between Seligman Value Fund
            Series, Inc., Wigman Advisors, Inc., and Merrill Lynch
            Life Insurance Company.
     (t)  Form of Participation Agreement between Franklin Templeton
            Funds Distributors, Inc. and Merrill Lynch Life Insurance
            Company.
     (u)  Form of Participation Agreement between Van Kampen Equity
            Trust, Van Kampen Comstock Fund, Van Kampen Equity and
            Income Fund, Van Kampen Funds, Inc., and Merrill Lynch
            Life Insurance Company.
 (9)      Opinion of Barry G. Skolnick, Esq. and Consent to its use as
            to the legality of the securities being registered.
(10) (a)  Written Consent of Sutherland Asbill & Brennan LLP.
     (b)  Written Consent of Deloitte & Touche LLP, independent auditors.
(13)      Schedule of Performance Computations.